SEC Number	PW-55
File Number

________________________________________________

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-Q
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

June 30, 2010
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

August 3, 2010

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the six (6) months ended June 30, 2010.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

  P       W       -       5       5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-Q	0	6	Every 2nd
Tuesday
-	-	-	-		-	-
Month			Day	FORM TYPE	Month			Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,183,041
As of June 30, 2010	N/A	N/A

Total No. of Stockholders Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND
SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended June 30, 2010

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:(SEC Use Only)
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721

	Address of registrant’s principal office	Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each ClassNumber of Shares of Common Stock Outstanding
Common Capital Stock, Php5 par value	186,797,502 shares as at June 30, 2010

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a)	has filed all reports required to be filed by Section 17 of the SRC during the preceding ten months (or for such shorter period that the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ]	No [ ]

TABLE OF CONTENTS
Page

PART I - FINANCIAL INFORMATION 1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations 1

Financial Highlights and Key Performance Indicators 2
Overview 3
Results of Operations 5

Wireless 6

Revenues 6
Expenses 13
Other Expenses 15
Provision for Income Tax 15
Net Income 15

Fixed Line 16

Revenues 16
Expenses 20
Other Expenses 21
Provision for Income Tax 22
Net Income 22

Information and Communications Technology 22

Revenues 22
Expenses 24
Other Income 26
Provision for (Benefit from) Income Tax 26
Net Income 26

Liquidity and Capital Resources 27

Operating Activities 27
Investing Activities 28
Financing Activities 29

Off-Statement of Financial Position Arrangements 30

Equity Financing 30

Contractual Obligations and Commercial Commitments 30

Quantitative and Qualitative Disclosures about Market Risks 31
Impact of Inflation and Changing Prices 32

PART II – OTHER INFORMATION 32

Related Party Transactions 36

ANNEX – Aging of Accounts Receivable A-1

SIGNATURES S-1

PART I –– FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at June 30, 2010 (unaudited) and December 31, 2009 (audited) and for the six months ended June 30, 2010 and 2009 (unaudited) and related notes (pages F-1 to F-116) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies of the accompanying unaudited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which have certain differences from International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differ in certain significant respects from generally accepted accounting principles in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php46.42 to US$1.00, the volume weighted average exchange rate on June 30, 2010 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	June 30,	December 31,	Decrease
	2010	2009	Amount	%
(in millions, except for earnings per common share, operational data and exchange rates)	(Unaudited)	(Audited)
Consolidated Statements of Financial Position
Total assets	Php264,316	Php280,148	(Php15,832)	(6)
Property, plant and equipment – net	157,767	161,256	(3,489)	(2)
Cash and cash equivalents and short-term investments	29,576	42,143	(12,567)	(30)
Total equity attributable to equity holders of PLDT	93,958	98,575	(4,617)	(5)
Notes payable and long-term debt	93,356	98,729	(5,373)	(5)
Net debt(1) to equity ratio	0.68x	0.57x	–	–
	Six Months Ended June 30,		Change

	2010	2009	Amount	%

	(Unaudited)
Consolidated Income Statements
Revenues	Php73,207	Php74,078	(Php871)	(1)
Expenses	43,301	43,318	(17)	–
Other expenses	(529)	(3,489)	2,960	(85)
Income before income tax	29,377	27,271	2,106	8
Net income for the period	21,621	20,271	1,350	7
Net income attributable to equity holders of PLDT
Reported net income	21,679	19,720	1,959	10
Core income(2)	21,230	20,838	392	2
EBITDA(3)	43,257	44,080	(823)	(2)
EBITDA margin(4)	60%	60%	–	–
Reported earnings per common share
Basic	114.84	104.22	10.62	10
Diluted	114.77	104.20	10.57	10
Core earnings per common share
Basic	112.43	110.20	2.23	2
Diluted	112.39	110.12	2.27	2
Consolidated Statements of Cash Flows
Net cash provided by operating activities	31,848	34,348	(2,500)	(7)
Net cash used in investing activities	5,773	5,484	289	5
Capital expenditures	9,700	10,666	(966)	(9)
Net cash used in financing activities	35,595	21,091	14,504	69
Operational Data
Number of cellular subscribers	45,345,998	38,520,030	6,825,968	18
Number of fixed line subscribers	1,862,992	1,786,462	76,530	4
Number of broadband subscribers	1,964,588	1,224,380	740,208	60
Fixed Line	609,143	509,687	99,456	20
Wireless	1,355,445	714,693	640,752	90
Number of employees	29,717	29,177	540	2
Fixed Line	8,056	8,066	(10)	–
Wireless	5,405	5,455	(50)	(1)
Information and Communications Technology	16,256	15,656	600	4

Exchange Rates	P	hp per US$

June 30, 2010		46.42
December 31, 2009		46.43
June 30, 2009		48.16
December 31, 2008		47.65

(1) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt, including current portion).

(2) Core income for the period is measured as net income attributable to equity holders of PLDT, excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, excluding hedge cost, asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

(3) EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other nonrecurring gains (losses) – net.

(4) EBITDA margin is derived as a percentage of service revenues.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main business segments:

•	Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, PLDT Communication and Energy Ventures, Inc., or PCEV, (formerly known as Pilipino Telephone Corporation, or Piltel, whereas on August 17, 2009, Smart acquired the cellular business of Piltel) and Connectivity Unlimited Resources Enterprises, or CURE, our cellular service providers; Smart Broadband, Inc., or SBI, Blue Ocean Wireless, or BOW, Airborne Access Corporation, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; Wolfpac Mobile, Inc., or Wolfpac, and Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group, our wireless content operators; Mabuhay Satellite Corporation, or Mabuhay Satellite, and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operators;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. (formerly known as Philcom Corporation), or Philcom, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, and PLDT Global Corporation, or PLDT Global, all of which together account for approximately 4% of our consolidated fixed line subscribers; and

•	Information and Communications Technology, or ICT — information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, and BayanTrade, Inc., BayanTrade; knowledge processing solutions provided by SPi Technologies, Inc. and its subsidiaries, or SPi Group; customer interaction solutions provided by ePLDT Ventus, Inc., or Ventus (on April 8, 2010,Ventus, Parlance Systems, Inc. and Vocativ Systems, Inc. were merged wherein Ventus became the surviving entity); internet access and online gaming services provided by Infocom Technologies, Inc., or Infocom, Digital Paradise, Inc., netGames, Inc. and Level Up!, Inc., or Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 – Investments in Associates and Joint Ventures of the accompanying unaudited consolidated financial statements.

We registered consolidated revenues of Php73,207 million in the first half of 2010, a decrease of Php871 million, or 1%, as compared with Php74,078 million in the same period in 2009, primarily due to a decline in our service revenues by Php715 million mainly from our wireless business, as a result of lower cellular and satellite service revenues, as well as lower revenues from our national and international long distance services of our fixed line business.

Consolidated expenses decreased by Php17 million to Php43,301 million in the first half of 2010 from Php43,318 million in the same period in 2009, largely resulting from decreases in compensation and employee benefits, cost of sales, selling and promotions, insurance and security services, depreciation and amortization, and taxes and licenses partly offset by higher asset impairment, repairs and maintenance, professional and other contracted services, and rent expenses.

Consolidated other expenses – net in the first half of 2010 amounted to Php529 million, a decrease of Php2,960 million, or 85%, from Php3,489 million in the same period in 2009 primarily due to the combined effects of the following: (i) net gains on derivative financial instruments of Php934 million in the first half of 2010 as against net losses of Php1,631 million in the first half of 2009 due to the mark-to-market valuation of principal only currency swaps; (ii) equity share in net earnings of associates and joint ventures of Php881 million in the first half of 2010 as against equity share in net losses of Php65 million in the same period in 2009 mainly due to the share in net earnings of Manila Electric Company, or Meralco (Meralco shares were acquired by PCEV on July 14, 2009, of which 154.2 million shares was transferred to Beacon Electric Asset Holdings, Inc., or Beacon, where PCEV has acquired 50% equity interest effective March 31, 2010); (iii) lower interest income by Php288 million due to lower level of short-term investments and lower level of average interest rate on money market placements and special deposits; (iv) lower net foreign exchange losses by Php233 million in the first half of 2010 as compared with the same period in 2009 due to the revaluation of foreign currency-denominated assets and liabilities as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar; and (v) an increase in net financing costs by Php334 million mainly due to higher interest on loans and other related items – net, on account of PLDT’s and Smart’s higher level of average loan balances and lower capitalized interest.

Consolidated net income increased by Php1,350 million, or 7%, to Php21,621 million in the first half of 2010 from Php20,271 million in the same period in 2009. The increase was mainly due to the combined effects of the following: (i) a decrease in other expenses – net by Php2,960 million; (ii) a decrease in consolidated expenses by Php17 million; (iii) a decrease in consolidated revenues by Php871 million; and (iv) an increase in the consolidated provision for income tax by Php756 million due to higher taxable income of our fixed line and ICT businesses. Consolidated net income attributable to equity holders of PLDT increased by Php1,959 million, or 10%, to Php21,679 million in the first half of 2010 from Php19,720 million in the same period in 2009. The increase in our consolidated net income attributable to equity holders of PLDT is higher compared with the increase in our consolidated net income mainly due to the favorable effect of Smart’s acquisition of equity interest from PCEV’s non-controlling shareholders in 2009. Consolidated core income increased by Php392 million, or 2%, to Php21,230 million in the first half of 2010 from Php20,838 million in the same period in 2009. Our consolidated reported basic and diluted earnings per common share increased to Php114.84 and Php114.77, respectively, in the first half of 2010 from Php104.22 and Php104.20 for our consolidated reported basic and diluted earnings per common share, respectively, in the same period in 2009. The increase in consolidated reported basic and diluted earnings per share of Php10.62, or 10%, and Php10.57, or 10%, respectively, was due to a 10% increase in our reported net income attributable to equity holders of PLDT. Likewise, our consolidated core basic and diluted earnings per common share increased to Php112.43 and Php112.39, respectively, in the first half of 2010 from Php110.20 and Php110.12 for our consolidated core basic and diluted earnings per common share, respectively, in the same period in 2009. Our weighted average number of common shares is approximately 187 million in each of the six months ended June 30, 2010 and 2009.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues, expenses, other income (expenses) and net income for the six months ended June 30, 2010 and 2009. The majority of our revenues are derived from our operations within the Philippines.

	Wireless		Fixed Line		ICT		Inter-segment Transactions	Total
					(in millions)
For the six months ended June 30, 2010 (Unaudited)
Revenues	Php48,621		Php25,417		Php5,497		(Php6,328)	Php73,207
Expenses	25,758		18,723		5,277		(6,457)	43,301
Other income (expenses)	(46)		(420)		66		(129)	(529)
Income before income tax	22,817		6,274		286		–	29,377
Net income for the period	16,766		4,550		305		–	21,621
Net income attributable to equity holders of PLDT:
Reported net income	16,822		4,544		313		–	21,679
Core income	17,133		3,753		344		–	21,230
EBITDA	29,704		12,668		756		129	43,257
EBITDA margin	62%		50%		14%		–	60%
For the six months ended June 30, 2009 (Unaudited)
Revenues	48,972		25,548		5,453		(5,895)	74,078
Expenses	25,350		18,496		5,447		(5,975)	43,318
Other income (expenses)	(322)		(3,125)		38		(80)	(3,489)
Income before income tax	23,300		3,927		44		–	27,271
Net income for the period	17,437		2,832		2		–	20,271
Net income attributable to equity holders of PLDT:
Reported net income	16,887		2,828		5		–	19,720
Core income	16,939		3,913		(14)		–	20,838
EBITDA	30,209		13,279		512		80	44,080
EBITDA margin	63%		52%		10%		–	60%
Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	Amount	%
									—
Revenues	(Php351)	(1)	(Php131)	(1)	Php44	1	(Php433)	(Php871)	(1)
Expenses	408	2	227	1	(170)	(3)	(482)	(17)	–
Other income (expenses)	276	(86)	2,705	(87)	28	74	(49)	2,960	(85)
Income before income tax	(483)	(2)	2,347	60	242	550	–	2,106	8
Net income for the period	(671)	(4)	1,718	61	303	15,150	–	1,350	7
Net income attributable to equity holders of PLDT:
Reported net income	(65)	–	1,716	61	308	6,160	–	1,959	10
Core income	194	1	(160)	(4)	358	2,557	–	392	2
EBITDA	(505)	(2)	(611)	(5)	244	48	49	(823)	(2)

Wireless

Revenues

Revenues generated from our wireless business amounted to Php48,621 million in the first half of 2010, a decrease of Php351 million, or 1%, from Php48,972 million in the same period in 2009. The following table summarizes our total revenues from our wireless business for the six months ended June 30, 2010 and 2009 by service segment:

					Increase (Decrease)
	2010	%	2009	%	Amount	%
			(in millions)
Wireless Services:
Service Revenues:
Cellular	Php44,076	90	Php44,610	91	(Php534)	(1)
Wireless broadband, satellite and others
Wireless broadband	3,203	7	2,518	5	685	27
Satellite and others	597	1	948	2	(351)	(37)

	47,876	98	48,076	98	(200)	–
Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	745	2	896	2	(151)	(17)
Total Wireless Revenues	Php48,621	100	Php48,972	100	(Php351)	(1)

Service Revenues

Our wireless service revenues decreased by Php200 million to Php47,876 million in the first half of 2010 as compared with Php48,076 million in the same period in 2009, mainly as a result of lower revenues from our cellular services, largely from text messaging services. In particular, revenues from domestic and international text messaging services declined due to the increase in multiple SIM card holders, intense competition, the continued decline in SMS yield as a result of aggressive SMS offers, load validity extensions and the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar on our dollar-linked revenues to Php45.78 for the six months ended June 30, 2010 from Php47.83 for the six months ended June 30, 2009, partially offset by an increase in voice revenues due to the introduction of new unlimited voice offers in the second half of 2009. Since the growth in our cellular subscriber base was mainly due to the increase in multiple SIM card ownership especially in the lower income segment of the Philippine wireless market, average monthly cellular ARPUs for the first half of 2010 were lower as compared with the same period in 2009. Due to the popularity of unlimited voice offers and competitive pressure, we expect this trend to continue. As a percentage of our total wireless revenues, service revenues contributed 98% in both the first half of 2010 and 2009.

Cellular Service

Our cellular service revenues in the first half of 2010 amounted to Php44,076 million, a decrease of Php534 million, or 1%, from Php44,610 million in the same period in 2009. Cellular service revenues accounted for 92% of our wireless service revenues in the first half of 2010 as compared with 93% in the same period in 2009.

The following tables show the breakdown of our cellular service revenues and other key measures of our cellular business as at and for the six months ended June 30, 2010 and 2009:

			Increase (Decrease)
	2010	2009	Amount	%
		(in millions)
Cellular service revenues	Php44,076	Php44,610	(Php534)	(1)
By service type	42,771	43,310	(539)	(1)
Prepaid	39,371	40,073	(702)	(2)
Postpaid	3,400	3,237	163	5
By component	42,771	43,310	(539)	(1)
Voice	21,841	19,064	2,777	15
Data	20,930	24,246	(3,316)	(14)
Others(1)	1,305	1,300	5	–

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices, share in PLDT’s WeRoam and PLDT Landline Plus services, a small number of leased line contracts, and revenues from Chikka, Wolfpac and other Smart subsidiaries.

			Increase (Decrease)
	2010	2009	Amount	%
Cellular subscriber base	45,345,998	38,520,030	6,825,968	18
Prepaid	44,906,154	38,094,820	6,811,334	18
Smart Buddy	25,764,292	21,444,934	4,319,358	20
Talk ’N Text(1)	18,008,072	16,584,562	1,423,510	9
Red Mobile	1,133,790	65,324	1,068,466	1,636
Postpaid	439,844	425,210	14,634	3
Systemwide traffic volumes (in millions)
Calls (in minutes)	12,249	4,288	7,961	186
Domestic – outbound	10,713	2,826	7,887	279
International	1,536	1,462	74	5
Inbound	1,430	1,363	67	5
Outbound	106	99	7	7
SMS/Data count (in hits)	175,624	138,762	36,862	27
Text messages	174,877	137,917	36,960	27
Domestic	174,720	137,764	36,956	27
Bucket-Priced	165,498	128,157	37,341	29
Standard	9,222	9,607	(385)	(4)
International	157	153	4	3
Value-Added Services	736	836	(100)	(12)
Financial Services	11	9	2	22

(1) The transfer of PCEV’s cellular business to Smart was completed on August 17, 2009.

Revenues attributable to our cellular prepaid service amounted to Php39,371 million in the first half of 2010, a decrease of Php702 million, or 2%, as compared with Php40,073 million earned in the same period in 2009. Prepaid cellular service revenues accounted for 92% and 93% of cellular voice and data revenues in the first half of 2010 and 2009, respectively. Revenues attributable to Smart’s postpaid cellular service amounted to Php3,400 million in the first half of 2010, an increase of Php163 million, or 5%, over the Php3,237 million earned in the same period in 2009, and accounted for 8% and 7% of cellular voice and data revenues in the first half of 2010 and 2009, respectively.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice value-added services, or VAS, such as voice mail and outbound international roaming, increased by Php2,777 million, or 15%, to Php21,841 million in the first half of 2010 from Php19,064 million in the same period in 2009 primarily due to increased domestic outbound call revenues resulting from the introduction of new unlimited voice offers in the second half of 2009 and the growth in inbound international call volumes, partially offset by the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar on our dollar-linked revenues to Php45.78 for the six months ended June 30, 2010 from Php47.83 for the six months ended June 30, 2009. Cellular voice services accounted for 50% of our cellular service revenues in the first half of 2010 as compared with 43% in the same period in 2009.

Domestic outbound calls totaled 10,713 million minutes in the first half of 2010, an increase of 7,887 million minutes, or 279%, as compared with 2,826 million minutes in the same period in 2009 mainly due to the increase in call volumes resulting from unlimited voice offerings. International inbound and outbound calls totaled 1,536 million minutes in the first half of 2010, an increase of 74 million minutes, or 5%, as compared with 1,462 million minutes in the same period in 2009, mainly due to an increase in cellular subscriber base.

On June 26, 2009, Smartalk, Smart’s unlimited voice offering, was made available to Smart Buddy and Smart Gold subscribers nationwide. The service does not require any change in SIM or cellular phone number and enables Smart Buddy and Smart Gold subscribers to make unlimited calls to any subscriber on the Smart network. Smart subscribers could avail of the service, via registration or via retailer loading, by purchasing loads for unlimited calls which come in two denominations: “Smartalk 100” which offers five days of unlimited calls for Php100 and “Smartalk 500” which offers 30 days of unlimited calls for Php500 to any subscriber on the Smart network.

Buoyed by the widespread acceptance of the service, Smart launched a variant in October 2009, the Smartalk Plus, which offers unlimited calling and on-net texting during off-peak hours and reduced rates during peak hours. Smartalk Plus’ Php100 load denomination is valid for five days and provides on-net unlimited calls and SMS from 10:01 p.m. to 5:00 p.m., and call and SMS rates of Php2.50 per minute and Php0.20 per SMS, respectively, from 5:01 p.m. to 10:00 p.m.

On April 18, 2010, Talk ‘N Text UnliTalk Plus 100 was launched to offer Talk ‘N Text subscribers unlimited off-peak calls from 10:00 p.m. to 5:00 p.m. and special peak hour rates of Php2.50 per minute from 5:01 p.m. to 9:59 p.m. to any Smart Buddy, Smart Postpaid and Talk ‘N Text subscribers. The package also includes all day unlimited texting to any Smart Buddy, Smart Postpaid and Talk ‘N Text subscribers. Each registration to this promo is valid for five days.

Red Mobile subscriber calls to other Red Mobile subscribers are charged at Php0.50 per minute while calls by Red Mobile subscribers to Smart Buddy, Talk ‘N Text and other networks’ subscribers are charged Php6.50 per minute. On March 5, 2010, Red Mobile introduced its unlimited voice and SMS offer which utilizes a secondary prepaid network powered by Smart. Red Mobile Unlimited offers unlimited Red-to-Red call and text in three denominations: Php25 valid for one day with 60 free texts to all networks, Php125 valid for seven days with 300 free texts to all networks and Php500 valid for 30 days with 1,000 free texts to all networks. On July 8, 2010, two new unlimited text packages were introduced, both with unlimited Red-to-Red texting: (1) Php30 valid for three days with 20 minutes voice and 10 free texts to all networks; and (2) Php50 valid for seven days with 60 minutes Red-to-Red calls. On July 17, 2010, unlimited calling and texting to all Smart subscribers were made available to Red Mobile subscribers through Unli30, a Php30 call and text load variant valid for one day.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, decreased by Php3,316 million, or 14%, to Php20,930 million in the first half of 2010 from Php24,246 million in the same period in 2009. Cellular data services accounted for 47% and 54% of our cellular service revenues in the first half of 2010 and 2009, respectively.

The following table shows the breakdown of our cellular data revenues for the six months ended June 30, 2010 and 2009:

			Increase (Decrease)
	2010	2009	Amount	%
		(in millions)
Text messaging
Domestic	Php19,006	Php22,203	(Php3,197)	(14)
Bucket-Priced	11,815	13,850	(2,035)	(15)
Standard	7,191	8,353	(1,162)	(14)
International	676	791	(115)	(15)

	19,682	22,994	(3,312)	(14)

Value-added services
Standard(1)	532	525	7	1
Rich Media(2)	498	500	(2)	–
Pasa Load(3)	200	213	(13)	(6)

	1,230	1,238	(8)	(1)

Financial services
Smart Money	15	12	3	25
Mobile Banking	3	2	1	50

	18	14	4	29

Total	Php20,930	Php24,246	(Php3,316)	(14)

(1) Includes standard services such as info-on-demand, ringtone and logo downloads, etc.
(2) Includes Multimedia Messaging System, or MMS, internet browsing, General Packet Radio Service, or GPRS, etc.
(3) A service which allows prepaid subscribers to transfer small denominations of air time credits to other prepaid subscribers.

Text messaging-related services contributed revenues of Php19,682 million in the first half of 2010, a decrease of Php3,312 million, or 14%, as compared with Php22,994 million in the same period in 2009, and accounted for 94% and 95% of our total cellular data revenues in the first half of 2010 and 2009, respectively. The decrease in revenues from text messaging-related services resulted mainly from the increase in the number of subscribers who also hold SIM cards from other cellular operators and who selectively use such SIM cards in their calls and SMS, intense competition, the continued decline in SMS yield as a result of aggressive SMS offers, load validity extensions and cheaper alternative means of communication. Text messaging revenues from the various bucket-priced plans totaled Php11,815 million in the first half of 2010, a decrease of Php2,035 million, or 15%, as compared with Php13,850 million in the same period in 2009. Likewise, standard text messaging revenues decreased by Php1,162 million, or 14%, to Php7,191 million in the first half of 2010 from Php8,353 million in the same period in 2009. The decrease in international text messaging revenues was mainly due to the higher average/effective rate of roaming costs in the first half of 2010.

Bucket-priced text messages in the first half of 2010 totaled 165,498 million, an increase of 37,341 million, or 29%, as compared with 128,157 million in the same period in 2009 primarily due to the continued patronage of bucket and unlimited text messaging offers. Standard text messages totaled 9,222 million in the first half of 2010, a decrease of 385 million, or 4%, as compared with 9,607 million in the same period in 2009 as a result of lower usage owing to a shift to bucket-priced text services.

VAS, which contributed revenues of Php1,230 million in the first half of 2010, decreased by Php8 million, or 1%, as compared with Php1,238 million in the same period in 2009 primarily due to lower usage of Pasa Load owing to the continued patronage of low-denomination top-ups, partially offset by higher usage of standard VAS.

Subscriber Base, ARPU and Churn Rates

In the first half of 2010, Smart (including PCEV’s Talk ‘N Text subscribers which were transferred to Smart on August 17, 2009) and CURE cellular subscribers totaled 45,345,998, an increase of 6,825,968, or 18%, over their combined cellular subscriber base of 38,520,030 in the same period in 2009. Our cellular prepaid subscriber base grew by 18% to 44,906,154 in the first half of 2010 from 38,094,820 in the same period in 2009, while our cellular postpaid subscriber base increased by 14,634, or 3%, to 439,844 in the first half of 2010 from 425,210 in the same period in 2009. Prepaid subscribers accounted for 99% of our total subscriber base in each of the first half of 2010 and 2009. Prepaid and postpaid subscribers reflected net activations of 4,013,056 and 4,301, respectively, in the first half of 2010 and 3,268,352 and 27,074, respectively, in the same period in 2009.

Our net subscriber activations for the six months ended June 30, 2010 and 2009 were as follows:

			Increase (Decrease)
	2010	2009	Amount	%
Prepaid	4,013,056	3,268,352	744,704	23
Smart Buddy	2,001,478	943,317	1,058,161	112
Talk ’N Text(1)	957,359	2,276,069	(1,318,710)	(58)
Red Mobile	1,054,219	48,966	1,005,253	2,053
Postpaid	4,301	27,074	(22,773)	(84)

Total	4,017,357	3,295,426	721,931	22

(1) The transfer of PCEV’s cellular business to Smart was completed on August 17, 2009.

For Smart Buddy, the average monthly churn rate in the first half of 2010 and 2009 was 4.4% and 4.3%, respectively, while the average monthly churn rate for Talk ’N Text subscribers was 5.3% and 4.3% in the first half of 2010 and 2009, respectively. The average monthly churn rate for Red Mobile subscribers was 2.6% in the first half of 2010.

The average monthly churn rate for Smart’s postpaid subscribers is 1.7% for each of the first half of 2010 and 2009. Smart’s policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or if the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is temporarily disconnected. If the account is not settled within 30 days from temporary disconnection, the account is then considered as churned. From the time that temporary disconnection is initiated, a series of collection activities is implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

The following table summarizes our average monthly cellular ARPUs for the six months ended June 30, 2010 and 2009:

	Gross(1)		Decrease		Net(2)		Decrease
	2010	2009	Amount	%	2010	2009	Amount	%
Prepaid
Smart Buddy	Php228	Php270	(Php42)	(16)	Php182	Php214	(Php32)	(15)
Talk ’N Text	140	172	(32)	(19)	116	141	(25)	(18)
Red Mobile	8	21	(13)	(62)	6	12	(6)	(50)
Prepaid – Blended(3)	190	228	(38)	(17)	153	183	(30)	(16)
Postpaid – Smart	1,675	1,839	(164)	(9)	1,271	1,321	(50)	(4)
Prepaid and Postpaid Blended(4)	205	246	(41)	(17)	164	195	(31)	(16)

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content-provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income net of interconnection expense, but net of discounts and content-provider costs, by the average number of subscribers in the month.

(3) The average monthly ARPU of Smart Buddy, Talk ’N Text and Red Mobile.

(4) The average monthly ARPU of all prepaid and postpaid cellular subscribers.

Prepaid service revenues consist mainly of charges for subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU in the first half of 2010 was Php190, a decrease of 17%, as compared with Php228 in the same period in 2009. The decrease was primarily due to a decline in the average outbound domestic text messaging revenue per subscriber, as well as a drop in the average inbound international and domestic voice revenue per subscriber in the first half of 2010 as compared with the same period in 2009. On a net basis, prepaid blended average monthly ARPU in the first half of 2010 was Php153, a decrease of 16%, as compared with Php183 in the same period in 2009.

Gross average monthly ARPU for postpaid subscribers decreased by 9% to Php1,675 as net average monthly ARPU also decreased by 4% to Php1,271 in the first half of 2010 as compared with Php1,839 and Php1,321 in the same period in 2009, respectively. Prepaid and postpaid gross average monthly blended ARPU was Php205 in the first half of 2010, a decrease of 17%, as compared with Php246 in the same period in 2009. Net average monthly prepaid and postpaid blended ARPU decreased by 16% to Php164 in the first half of 2010 from Php195 in the same period in 2009.

Our average monthly prepaid and postpaid ARPUs per quarter for the first two quarters of 2010 and four quarters of 2009 were as follows:

	Prepaid						Postpaid
	Smart Buddy		Talk ’N Text		Red Mobile		Smart

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

2010
First Quarter	Php232	Php184	Php140	Php115	Php11	Php8	Php1,686	Php1,286
Second Quarter	224	179	141	116	4	3	1,665	1,257
2009
First Quarter	272	216	176	144	25	14	1,863	1,364
Second Quarter	269	212	168	138	16	10	1,816	1,278
Third Quarter	249	197	148	122	19	12	1,801	1,307
Fourth Quarter	252	203	152	127	18	15	1,791	1,304

(1) Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(2) Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php685 million, or 27%, to Php3,203 million in the first half of 2010 from Php2,518 million in the same period in 2009 primarily due to the growth in wireless broadband subscribers.

SBI offers a number of wireless broadband services and had a total of 1,323,364 subscribers in the first half of 2010, an increase of 634,102 subscribers, or 92%, as compared with 689,262 subscribers in the same period in 2009. Our postpaid wireless broadband subscriber base grew by 27,683, or 6%, to 455,810 in the first half of 2010 from 428,127 in the same period in 2009, while our prepaid wireless broadband subscriber base increased by 606,419, or 232%, to 867,554 in the first half of 2010 from 261,135 in the same period in 2009.

SmartBro, SBI’s wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.

We offer SmartBro Plug-It, which provides instant internet access, through the use of a wireless modem, in places where there is Smart network coverage. On April 13, 2008, we launched SmartBro Plug-It Prepaid, which offers 30-minute internet access for every Php10 worth of load. On February 19, 2010, we offered Unli Surf 200 for Plug-It Prepaid subscribers to enjoy unlimited surfing for five days for Php200.

In March 2009, we introduced SmartBro Share-It, which allows users to share their broadband access with other computers in a home network via a WiFi router. SmartBro Share-It runs on a High Speed Packet Access, or HSPA, 850 network ready for transfer capacities of up to 2 Mbps.

On February 28, 2010, we launched SmartBro SurfTV, a prepaid internet surfing service which comes with a small box device that connects to a television set to provide internet access using SmartBro’s network coverage. A one-time charge for the SmartBro SurfTV kit, which includes a set top box with remote control, keyboard, mouse, SmartBro Plug-It modem and prepaid SIM, costs Php4,500. Internet access costs Php10 for every 30 minutes.

On May 24, 2009, Smart introduced Sandbox, the latest web platform from Smart which unites social networking, online media content downloading, as well as web services. Browsing on the portal is free of charge but downloading content is charged accordingly. Content is delivered straight to the subscriber’s mobile and the cost for any requested music, game and video is automatically charged to the subscriber’s prepaid load or added to the monthly service fee for postpaid subscribers.

On June 11, 2010, we launched SmartBro WiMAX, in Metro Manila. WiMAX, which stands for Worldwide Interoperability for Microwave Access, is a wide area network technology that allows for a more efficient band use, interference avoidance and higher data rates over longer distances. WiMAX is initially being offered at Plan 999 for unlimited broadband usage with a burst speed of 1 Mbps.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php351 million, or 37%, to Php597 million in the first half of 2010 from Php948 million in the same period in 2009 primarily due to lower satellite transponder rental revenues due to the sale of transponders by Mabuhay Satellite and the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.78 for the six months ended June 30, 2010 from Php47.83 for the six months ended June 30, 2009 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues. Please see Note 9 – Property, Plant and Equipment to the accompanying unaudited consolidated financial statements for the discussion on Wholesale Transponder Lease Agreement between Mabuhay Satellite, ProtoStar Ltd., or ProtoStar, and ProtoStar III Ltd., or ProtoStar III.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues decreased by Php151 million, or 17%, to Php745 million in the first half of 2010 as compared with Php896 million in the same period in 2009 primarily due to the lower combined average retail price of cellular phonekits and SIM-packs, partly offset by increased sales of broadband data modems.

Expenses

Expenses associated with our wireless business in the first half of 2010 amounted to Php25,758 million, an increase of Php408 million, or 2%, from Php25,350 million in the same period in 2009. A significant portion of this increase was attributable to depreciation and amortization, professional and other contracted services, rent, and repairs and maintenance expenses, partially offset by lower expenses related to cost of sales, selling and promotions, and asset impairment. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 53% and 52% in the first half of 2010 and 2009, respectively.

Cellular business expenses accounted for 85% of our wireless business expenses, while wireless broadband, satellite and other business expenses accounted for the remaining 15% of our wireless business expenses in the first half of 2010 as compared with 86% and 14%, respectively, in the same period in 2009.

The following table summarizes the breakdown of our total wireless-related expenses for the six months ended June 30, 2010 and 2009 and the percentage of each expense item to the total:

					Increase (Decrease)
	2010	%	2009	%	Amount	%
			(in millions)
Wireless Services:
Depreciation and amortization	Php6,781	26	Php6,520	26	Php261	4
Rent	5,439	21	5,234	21	205	4
Compensation and employee benefits(1)	3,210	12	3,176	13	34	1
Repairs and maintenance	2,450	10	2,277	9	173	8
Selling and promotions	1,940	8	2,084	8	(144)	(7)
Cost of sales	1,919	7	2,120	8	(201)	(9)
Professional and other contracted services	1,467	6	1,245	5	222	18
Taxes and licenses	901	4	857	3	44	5
Communication, training and travel	462	2	471	2	(9)	(2)
Asset impairment	346	1	446	2	(100)	(22)
Insurance and security services	344	1	375	1	(31)	(8)
Amortization of intangible assets	47	–	67	–	(20)	(30)
Other expenses	452	2	478	2	(26)	(5)

Total	Php25,758	100	Php25,350	100	Php408	2

(1) Includes salaries and employee benefits, long-term incentive plan, or LTIP, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges increased by Php261 million, or 4%, to Php6,781 million in the first half of 2010 principally due to increased depreciation on the growing asset base of 3G and 2G networks, partly offset by a decrease in the depreciable asset base of our broadband network.

Rent expenses increased by Php205 million, or 4%, to Php5,439 million on account of an increase in domestic circuits leased by Smart from PLDT as well as higher site rental expenses. In the first half of 2010, we had 5,643 cell sites, 9,727 cellular/mobile broadband base stations and 2,019 fixed wireless broadband-enabled base stations, as compared with 5,433 cell sites, 8,742 cellular/mobile broadband base stations and 1,999 fixed wireless broadband-enabled base stations in the same period in 2009.

Compensation and employee benefits expenses increased by Php34 million, or 1%, to Php3,210 million primarily due to higher salaries and employee benefits as a result of merit-based increases and higher employee headcount of Smart and subsidiaries to 5,405 in the first half of 2010 as compared with 5,401 in the same period in 2009, as well as higher MRP costs, partially offset by decreased provision for LTIP and pension benefits. For further discussion of our LTIP, please see Note 25 – Share-based Payments and Employee Benefits of the accompanying unaudited consolidated financial statements.

Repairs and maintenance expenses increased by Php173 million, or 8%, to Php2,450 million mainly due to an increase in cellular network and software maintenance expenses and higher fuel costs for power generation, partly offset by lower broadband facilities and computer hardware maintenance costs.

Selling and promotion expenses decreased by Php144 million, or 7%, to Php1,940 million primarily due to lower spending on advertising and promotional campaigns.

Cost of sales decreased by Php201 million, or 9%, to Php1,919 million primarily due to the lower combined average cost of cellular phonekits and SIM-packs and lower average cost of retention packages, partly offset by higher sales volume of broadband data modems.

Professional and other contracted service fees increased by Php222 million, or 18%, to Php1,467 million primarily due to the increase in consultancy fees, customer interaction solutions service fees, management fees and other professional fees, partly offset by lower contracted service fees.

Taxes and licenses increased by Php44 million, or 5%, to Php901 million primarily due to higher business-related taxes and license fees.

Communication, training and travel expenses decreased by Php9 million, or 2%, to Php462 million primarily due to lower travel, training and communication expenses incurred in the first half of 2010.

Asset impairment decreased by Php100 million, or 22%, to Php346 million mainly due to lower provision for uncollectible subscriber receivables and provision for obsolescence of slow-moving network inventory.

Insurance and security services decreased by Php31 million, or 8%, to Php344 million primarily due to lower insurance and bond premiums.

Amortization of intangible assets decreased by Php20 million, or 30%, to Php47 million primarily due to the full amortization of the technology application intangible asset relating to SBI as at August 2009.

Other expenses decreased by Php26 million, or 5%, to Php452 million primarily due to lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the six months ended June 30, 2010 and 2009:

			Change
	2010	2009	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings (losses) of associates	Php784	(Php70)	Php854	1,220
Interest income	354	665	(311)	(47)
Losses on derivative financial instruments – net	(1)	(11)	10	(91)
Foreign exchange losses – net	(105)	(64)	(41)	64
Financing costs – net	(1,344)	(1,203)	(141)	12
Others	266	361	(95)	(26)

Total	(Php46)	(Php322)	Php276	(86)

Our wireless business segment’s other expenses – net amounted to Php46 million in the first half of 2010, a decrease of Php276 million, or 86%, from Php322 million in the same period in 2009 primarily due to the combined effects of the following: (1) equity share in net earnings of associates of Php784 million in the first half of 2010 as against equity share in net losses of associates of Php70 million in the same period in 2009 mainly due to the share in net earnings of Meralco and Beacon (Meralco shares were acquired by PCEV on July 14, 2009, of which 154.2 million shares were transferred to Beacon, where PCEV has acquired 50% equity interest effective March 31, 2010); (2) net increase in foreign exchange losses by Php41 million on account of a higher loss on foreign exchange revaluation of foreign currency-denominated assets and liabilities and increase in capitalized foreign exchange gains; (3) higher net financing costs by Php141 million primarily due to higher interest on loans and other related items on account of Smart’s higher average loan balances and increase in accretion of financial liabilities; (4) decrease in interest income by Php311 million mainly due to Smart’s lower average level of short-term investments and lower level of average interest rate; and (5) decrease in other income by Php95 million mainly due to the project costs recovery recognized last year.

Provision for Income Tax

Provision for income tax increased by Php188 million, or 3%, to Php6,051 million in the first half of 2010 from Php5,863 million in the same period in 2009 due to higher taxable income. In the first half of 2010, the effective tax rate for our wireless business was 27% as compared with 25% in the same period in 2009. Smart and certain of its subsidiaries opted to use the optional standard deduction method in computing their taxable income in the first half of 2010 and 2009.

Net Income

Our wireless business segment recorded a net income of Php16,766 million in the first half of 2010, a decrease of Php671 million, or 4%, from Php17,437 million recorded in the same period in 2009 on account of an increase in wireless-related expenses by Php408 million, a decrease in wireless revenues by Php351 million and higher provision for income tax by Php188 million, partially offset by a decrease in other expenses – net by Php276 million. Our wireless business segment’s net income attributable to equity holders decreased by Php65 million to Php16,822 million in the first half of 2010 from Php16,887 million in the same period in 2009 mainly due to a decrease in net income partially offset by the favorable effect of Smart’s acquisition of equity interest from PCEV’s non-controlling shareholders in 2009. Our wireless business segment’s core income increased by Php194 million, or 1%, to Php17,133 million in the first half of 2010 from Php16,939 million in the same period in 2009.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php25,417 million in the first half of 2010, a decrease of Php131 million, or 1%, from Php25,548 million in the same period in 2009. The following table summarizes our total revenues from our fixed line business for the six months ended June 30, 2010 and 2009 by service segment:

					Increase (Decrease)
	2010	%	2009	%	Amount	%
			(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	Php7,764	31	Php7,845	31	(Php81)	(1)
International long distance	2,690	11	3,196	12	(506)	(16)
National long distance	2,351	9	3,186	12	(835)	(26)
Data and other network	11,578	45	10,468	41	1,110	11
Miscellaneous	854	3	722	3	132	18

	25,237	99	25,417	99	(180)	(1)
Non-Service Revenues:
Sale of computers	180	1	131	1	49	37
Total Fixed Line Revenues	Php25,417	100	Php25,548	100	(Php131)	(1)

Service Revenues

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues decreased by Php180 million, or 1%, to Php25,237 million in the first half of 2010 from Php25,417 million in the same period in 2009 due to decreases in revenues from our national long distance, international long distance and local exchange services, partially offset by the increase in revenues from our data and other network services as a result of higher revenues contributed by our DSL and i-Gate services, and miscellaneous services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the six months ended June 30, 2010 and 2009:

			Increase (Decrease)
	2010	2009	Amount	%
Total local exchange service revenues (in millions)	Php7,764	Php7,845	(Php81)	(1)
Number of fixed line subscribers	1,862,992	1,786,462	76,530	4
Postpaid	1,716,684	1,559,465	157,219	10
Prepaid	146,308	226,997	(80,689)	(36)
Number of fixed line employees	8,056	8,066	(10)	–
Number of fixed line subscribers per employee	231	221	10	5

Revenues from our local exchange service decreased by Php81 million, or 1%, to Php7,764 million in the first half of 2010 from Php7,845 million in the same period in 2009 primarily owing to a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and lower installation and service connection charges, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLDT Call All service promotions related to PLDT Landline Plus, or PLP. The percentage contribution of local exchange revenues to our total fixed line service revenues accounted for 31% in each of the first half of 2010 and 2009.

PLDT offers PLP, a postpaid fixed wireless service where subscribers to the service benefit from a text-capable home phone which can be brought around the area where it was applied for. The monthly service fee is at Php600 with free 600 local minutes and Php1,000 with free 1,000 local minutes for residential and business subscribers, respectively. In March 2008, we introduced the prepaid variant of PLP. As at June 30, 2010, there were a total of 293,178 active PLP subscribers, of which 250,471 and 42,707 were postpaid and prepaid subscribers, respectively, whereas there were a total of 155,832 active PLP subscribers as at June 30, 2009, of which 81,114 and 74,718 were postpaid and prepaid subscribers, respectively.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the six months ended June 30, 2010 and 2009:

			Decrease
	2010	2009	Amount	%
Total international long distance service revenues (in millions)	Php2,690	Php3,196	(Php506)	(16)
Inbound	2,239	2,619	(380)	(15)
Outbound	451	577	(126)	(22)
International call volumes (in million minutes, except call ratio)	921	927	(6)	(1)
Inbound	815	820	(5)	(1)
Outbound	106	107	(1)	(1)
Inbound-outbound call ratio	7.7:1	7.7:1	–	–

Our total international long distance service revenues decreased by Php506 million, or 16%, to Php2,690 million in the first half of 2010 from Php3,196 million in the same period in 2009 primarily due to a decrease in the average collection and settlement rates, the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.78 for the six months ended June 30, 2010 from Php47.83 for the six months ended June 30, 2009 and a decrease in call volumes. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 11% in the first half of 2010 from 13% in the same period in 2009.

Our revenues from inbound international long distance service decreased by Php380 million, or 15%, to Php2,239 million in the first half of 2010 from Php2,619 million in the same period in 2009 due to the decrease in the settlement rate and the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar, since settlement charges for inbound calls are primarily billed in U.S. dollars, as well as a decline in inbound call volumes.

Our revenues from outbound international long distance service decreased by Php126 million, or 22%, to Php451 million in the first half of 2010 from Php577 million in the same period in 2009 primarily due to the decline in outbound international call volumes, lower average collection rate in dollar terms and the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.78 for the six months ended June 30, 2010 from Php47.83 for the six months ended June 30, 2009, resulting in a decrease in the average billing rates to Php45.79 in the first half of 2010 from Php47.85 in the same period in 2009.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the six months ended June 30, 2010 and 2009:

			Decrease
	2010	2009	Amount	%
Total national long distance service revenues (in millions)	Php2,351	Php3,186	(Php835)	(26)
National long distance call volumes (in million minutes)	679	1,003	(324)	(32)

Our national long distance service revenues decreased by Php835 million, or 26%, to Php2,351 million in the first half of 2010 from Php3,186 million in the same period in 2009 primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute for our national long distance services due to cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues decreased to 9% in the first half of 2010 from 12% in the same period in 2009.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the six months ended June 30, 2010 and 2009:

			Increase (Decrease)
	2010	2009	Amount	%
Data and other network service revenues (in millions)	Php11,578	Php10,468	Php1,110	11
Domestic	8,634	7,896	738	9
Broadband	4,150	3,408	742	22
DSL	4,036	3,294	742	23
WeRoam	114	114	–	–
Leased Lines and Others	4,484	4,488	(4)	–
International
Leased Lines and Others	2,944	2,572	372	14
Subscriber base:
Broadband	627,331	526,228	101,103	19
DSL	609,143	509,687	99,456	20
WeRoam	18,188	16,541	1,647	10

In the first half of 2010, our data and other network services posted revenues of Php11,578 million, an increase of Php1,110 million, or 11%, as compared with Php10,468 million in the same period in 2009 primarily due to increases in domestic data revenues, particularly broadband services owing to higher revenues from PLDT DSL, and IP-based data services, particularly Internet Protocol Virtual Private Network, or IP-VPN, as well as an increase in international data revenues, particularly from i-Gate, partially offset by decreases in leased line revenues mainly due to lower revenues from Diginet. The percentage contribution of this service segment to our fixed line service revenues increased to 46% in the first half of 2010 from 41% in the same period in 2009.

Domestic

Domestic data services contributed Php8,634 million in the first half of 2010, an increase of Php738 million, or 9%, as compared with Php7,896 million in the same period in 2009. Growth was driven mainly by the continued increase in DSL, IP-VPN and Metro Ethernet subscribers as demand for offshoring and outsourcing services continue to increase. The percentage contribution of domestic data service revenues to total data and other network services accounted for 75% in each of the first half of 2010 and 2009.

Broadband

Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporate with multiple branches, and PLDT WeRoam, our broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA and WiFi technologies). Broadband data revenues amounted to Php4,150 million in the first half of 2010, an increase of Php742 million, or 22%, from Php3,408 million in the same period in 2009 primarily due to the higher revenue contribution of DSL which contributed revenues of Php4,036 million in the first half of 2010 from Php3,294 million in the same period in 2009 owing to the increase in the number of subscribers, partially offset by lower ARPU as a result of launching of lower-priced promotional plans. DSL revenues accounted for 35% and 31% of total data and other network service revenues in the first half of 2010 and 2009, respectively. DSL subscribers increased by 20% to 609,143 subscribers in the first half of 2010 from 509,687 subscribers in the same period in 2009. WeRoam revenues remained flat at Php114 million in each of the first half of 2010 and 2009 while subscribers increased by 10%, to 18,188 subscribers in the first half of 2010 from 16,541 subscribers in the same period in 2009.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers;

(4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) Shops.Work Unplugged or, SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. Leased lines and other data revenues amounted to Php4,484 million in the first half of 2010, a decrease of Php4 million from Php4,488 million in the same period in 2009 primarily due to a decrease in Diginet revenues partially offset by higher revenues from IP-VPN and Metro Ethernet. The percentage contribution of leased lines and other data service revenues to total data and other network services accounted for 39% and 43% in the first half of 2010 and 2009, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international data services in partnership with other Global Service Providers, such as BT-Infonet, NTT Arcstar, Orange Business, SingTel, Verizon Business, AT&T and Telstra, which provide data networking services to multinational companies. International data service revenues increased by Php372 million, or 14%, to Php2,944 million in the first half of 2010 from Php2,572 million in the same period in 2009 primarily due to an increase in i-Gate revenues as a result of Smart’s higher usage and monthly recurring charges. The percentage contribution of international data service revenues to total data and other network service revenues accounted for 25% in each of the first half of 2010 and 2009.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from directory advertising, facilities management and rental fees. In the first half of 2010, these service revenues increased by Php132 million, or 18%, to Php854 million from Php722 million in the same period in 2009 mainly due to an increase in facilities management fees and rental income owing to higher co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of the first half of 2010 and 2009.

Non-service Revenues

Non-service revenues increased by Php49 million, or 37%, to Php180 million in the first half of 2010 from Php131 million in the same period in 2009 primarily due to higher sales of PLP units and SIM cards.

Expenses

Expenses related to our fixed line business totaled Php18,723 million in the first half of 2010, an increase of Php227 million, or 1%, as compared with Php18,496 million in the same period in 2009. The increase was primarily due to higher professional and other contracted services, asset impairment and repairs and maintenance expenses, partly offset by decreases in depreciation and amortization, rent, compensation and employee benefits, and taxes and licenses. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 74% and 72% in the first half of 2010 and 2009, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the six months ended June 30, 2010 and 2009 and the percentage of each expense item to the total:

					Increase (Decrease)
	2010	%	2009	%	Amount	%
				(in millions)
Fixed Line Services:
Depreciation and amortization	Php5,896	31	Php6,227	33	(Php331)	(5)
Compensation and employee benefits(1)	5,020	27	5,142	28	(122)	(2)
Repairs and maintenance	2,152	12	2,008	11	144	7
Professional and other contracted services	1,490	8	1,070	6	420	39
Rent	1,306	7	1,430	8	(124)	(9)
Asset impairment	836	4	502	3	334	67
Selling and promotions	679	4	704	4	(25)	(4)
Taxes and licenses	351	2	454	2	(103)	(23)
Communication, training and travel	265	1	320	2	(55)	(17)
Insurance and security services	219	1	271	1	(52)	(19)
Cost of sales	186	1	134	1	52	39
Other expenses	323	2	234	1	89	38

Total	Php18,723	100	Php18,496	100	Php227	1

(1) Includes salaries and employee benefits, LTIP, pension and MRP costs.

Depreciation and amortization charges decreased by Php331 million, or 5%, to Php5,896 million due to a lower depreciable asset base in the first half of 2010 as compared with the same period in 2009.

Compensation and employee benefits expenses decreased by Php122 million, or 2%, to Php5,020 million primarily due to lower provisions for pension costs and LTIP, partially offset by higher salaries and employee benefits due to collective bargaining agreement-related increases. For further discussion on our LTIP and pension benefits, please see Note 25 – Share-based Payments and Employee Benefits of the accompanying unaudited consolidated financial statements.

Repairs and maintenance expenses increased by Php144 million, or 7%, to Php2,152 million primarily due to higher electricity charges, domestic cable and wire facilities, and higher maintenance costs of IT software.

Professional and other contracted services increased by Php420 million, or 39%, to Php1,490 million primarily due to higher legal fees, contracted service fees for customer interaction solutions outsourcing project services, and payment facility fees.

Rent expenses decreased by Php124 million, or 9%, to Php1,306 million due to a decrease in international leased circuit and lower pole rental charges, partially offset by an increase in domestic leased circuit and office building rental charges.

Asset impairment increased by Php334 million, or 67%, to Php836 million mainly due to higher provision for uncollectible customer receivables.

Selling and promotion expenses decreased by Php25 million, or 4%, to Php679 million primarily due to lower spending on advertising and promotions partially offset by higher public relations in the first half of 2010.

Taxes and licenses decreased by Php103 million, or 23%, to Php351 million as a result of lower business-related taxes.

Communication, training and travel expenses decreased by Php55 million, or 17%, to Php265 million due to lower mailing and courier charges, foreign travel and training expenses and communication charges.

Insurance and security services decreased by Php52 million, or 19%, to Php219 million primarily due to lower insurance and bond premiums, and lower security services.

Cost of sales increased by Php52 million, or 39%, to Php186 million due to higher cost of SIM and GSM units sold for PLP prepaid subscribers partially offset by lower computer-bundled sales in relation to our DSL promotion.

Other expenses increased by Php89 million, or 38%, to Php323 million due to increases in various business and fixed line operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the six months ended June 30, 2010 and 2009:

			Change
	2010	2009	Amount	%
Other Income (Expenses):		(in millions)
Gains (losses) on derivative financial instruments – net	Php934	(Php1,622)	Php2,556	158
Interest income	252	236	16	7
Foreign exchange gains (losses) – net	51	(253)	304	120
Financing costs – net	(2,029)	(1,861)	(168)	9
Equity share in net losses of joint ventures	–	(46)	46	100
Others	372	421	(49)	(12)

Total	(Php420)	(Php3,125)	Php2,705	(87)

Our fixed line business segment’s other expenses – net amounted to Php420 million in the first half of 2010, a decrease of Php2,705 million, or 87%, from Php3,125 million in the same period in 2009. The change was due to the combined effects of the following: (i) net gains on derivative financial instruments of Php934 million in the first half of 2010 as against net losses on derivative financial instruments of Php1,622 million in the same period in 2009 due to the mark-to-market valuation on principal only currency swaps; (ii) increase in interest income by Php16 million; (iii) net foreign exchange gains of Php51 million in the first half of 2010 as against net foreign exchange losses of Php253 million in the same period in 2009 as a result of the slight appreciation of the Philippine peso to the U.S. dollar to Php46.42 on June 30, 2010 from Php46.43 on December 31, 2009 as against the peso depreciation from Php47.65 on December 31, 2008 to Php48.16 on June 30, 2009; and (iv) an increase in net financing costs by Php168 million due to an increase in interest expense on loans and related items – net on account of higher level of average loan balances partially offset by lower level of average interest rate.

Provision for Income Tax

Provision for income tax amounted to Php1,724 million, an increase of Php629 million, or 57%, in the first half of 2010 as compared with Php1,095 million in the same period in 2009 primarily due to higher taxable income.

Net Income

In the first half of 2010, our fixed line business segment contributed a net income of Php4,550 million, an increase of Php1,718 million, or 61%, as compared with Php2,832 million in the same period in 2009 primarily as a result of decreases in other expenses – net by Php2,705 million, partially offset by higher provision for income tax by Php629 million, higher fixed line-related expenses by Php227 million and a decrease in fixed line revenues by Php131 million. Our fixed line business segment’s net income attributable to equity holders increased by Php1,716 million, or 61%, to Php4,544 million in the first half of 2010 from Php2,828 million in the same period in 2009. On the other hand, our fixed line business segment’s core income decreased by Php160 million, or 4%, to Php3,753 million in the first half of 2010 from Php3,913 million in the same period in 2009.

Information and Communications Technology

Revenues

Our ICT business provides knowledge processing solutions, customer interaction solutions, internet and online gaming, and data center services.

In the first half of 2010, our ICT business generated revenues of Php5,497 million, an increase of Php44 million, or 1%, as compared with Php5,453 million in the same period in 2009. This increase was primarily due to the continued growth of our data center service revenues, partially offset by a decrease in the revenue contribution of our customer interaction solutions, internet and online gaming, and knowledge processing solutions businesses.

The following table summarizes our total revenues from our ICT business for the six months ended June 30, 2010 and 2009 by service segment:

					Increase (Decrease)
	2010	%	2009	%	Amount	%
				(in millions)
Service Revenues:
Knowledge processing solutions	Php2,502	46	Php2,519	46	(Php17)	(1)
Customer interaction solutions	1,526	28	1,683	31	(157)	(9)
Internet and online gaming	520	9	543	10	(23)	(4)
Data center and others	714	13	468	9	246	53
	5,262	96	5,213	96	49	1
Non-Service Revenues:
Point-product sales	235	4	240	4	(5)	(2)
Total ICT Revenues	Php5,497	100	Php5,453	100	Php44	1

Service Revenues

Service revenues generated by our ICT business segment amounted to Php5,262 million in the first half of 2010, an increase of Php49 million, or 1%, as compared with Php5,213 million in the same period in 2009 primarily as a result of an increase in co-location revenues and disaster recovery revenues from our data center business. This was partially offset by the decline in revenues from our customer interaction solutions, internet and online gaming, and knowledge processing solutions businesses. As a percentage of our total ICT business revenues, service revenues remained stable at 96% in each of the first half of 2010 and 2009.

Knowledge Processing Solutions

We provide our knowledge processing solutions business primarily through the SPi Group. The knowledge processing solutions business contributed revenues of Php2,502 million in the first half of 2010, a decrease of Php17 million, or 1%, as compared with Php2,519 million in the same period in 2009 primarily due to a decrease in revenues from Coding services and the effect of the appreciation of the Philippine peso to the U.S. dollar on our U.S. dollar-denominated revenues. This was partially offset by additional revenue from Laguna Medical, which was acquired in September 2009, and increases in revenues from Medical Billing, Content BPO and Healthcare services. Knowledge processing solutions accounted for 47% and 48% of total service revenues of our ICT business in the first half of 2010 and 2009, respectively.

Customer Interaction Solutions

We provide our customer interaction solutions primarily through Ventus. Revenues relating to our customer interaction solutions business decreased by Php157 million, or 9%, to Php1,526 million in the first half of 2010 from Php1,683 million in the same period in 2009 primarily due to the effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.78 for the six months ended June 30, 2010 from Php47.83 for the six months ended June 30, 2009. In total, we own and operate approximately 6,230 seats with an average of 4,671 customer service representatives, or CSRs, in the first half of 2010 as compared with approximately 5,280 seats with an average of 5,194 CSRs in the same period in 2009. As at June 30, 2010 and 2009, Ventus had seven and six customer interaction solution sites, respectively. Customer interaction solution revenues accounted for 29% and 32% of total service revenues of our ICT business in the first half of 2010 and 2009, respectively.

Internet and Online Gaming

Revenues from our internet and online gaming businesses decreased by Php23 million, or 4%, to Php520 million in the first half of 2010 from Php543 million in the same period in 2009 primarily due to a decrease in publishing revenues as a result of more competitive games in the market, the power outages throughout the country and increase in electricity rates caused shorter operating hours of internet cafés. Our internet and online gaming business revenues accounted for 10% and 11% of total service revenues of our ICT business in the first half of 2010 and 2009, respectively.

Data Center and Others

ePLDT operates an internet data center under the brand name Vitro™, which provides co-location or rental services, server hosting, data disaster recovery and business continuity services, intrusion detection, security services such as firewalls and managed firewalls, and other data services. In the first half of 2010, our data center contributed revenues of Php714 million, an increase of Php246 million, or 53%, from Php468 million in the same period in 2009 primarily due to an increase in co-location or rental revenues and disaster recovery services. Our data center revenues accounted for 14% and 9% of total service revenues of our ICT business in the first half of 2010 and 2009, respectively.

Non-Service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In the first half of 2010, non-service revenues generated by our ICT business decreased by Php5 million, or 2%, to Php235 million from Php240 million in the same period in 2009 primarily due to lower revenues from sales of software licenses.

Expenses

Expenses associated with our ICT business totaled Php5,277 million in the first half of 2010, a decrease of Php170 million, or 3%, as compared with Php5,447 million in the same period in 2009 primarily due to lower compensation and employee benefits, cost of sales, professional and other contracted services, and communication, training and travel expenses, partially offset by higher repairs and maintenance, asset impairment, amortization of intangible assets and other operating expenses. As a percentage of our total ICT revenues, expenses related to our ICT business accounted for 96% and 100% in the first half of 2010 and 2009, respectively.

The following table shows the breakdown of our total ICT-related expenses for the six months ended June 30, 2010 and 2009 and the percentage of each expense item to the total:

					Increase (Decrease)
	2010	%	2009	%	Amount	%
			(in millions)
ICT Services:
Compensation and employee benefits(1)	Php3,024	57	Php3,234	59	(Php210)	(6)
Depreciation and amortization	377	7	386	7	(9)	(2)
Repairs and maintenance	366	7	313	6	53	17
Rent	349	7	342	6	7	2
Cost of sales	284	5	309	6	(25)	(8)
Professional and other contracted services	254	5	269	5	(15)	(6)
Communication, training and travel	222	4	234	4	(12)	(5)
Amortization of intangible assets	131	2	120	2	11	9
Taxes and licenses	51	1	62	1	(11)	(18)
Selling and promotions	50	1	53	1	(3)	(6)
Asset impairment	38	1	5	–	33	660
Insurance and security services	37	1	34	1	3	9
Other expenses	94	2	86	2	8	9

Total	Php5,277	100	Php5,447	100	(Php170)	(3)

(1) Includes salaries and employee benefits, LTIP, pension and MRP costs.

Compensation and employee benefits decreased by Php210 million, or 6%, to Php3,024 million mainly due to a decline in salaries and employee benefits as a result of a decrease in ePLDT and subsidiaries’ average employee headcount by 367, or 2%, to 15,783 in the first half of 2010 as compared with 16,150 in the same period in 2009, as well as lower provisions for LTIP partially offset by the increase in MRP costs and pension benefits. For further discussion on our LTIP and pension benefits, please see Note 25 – Share-based Payments and Employee Benefits of the accompanying unaudited consolidated financial statements.

Depreciation and amortization charges decreased by Php9 million, or 2%, to Php377 million primarily due to a decrease in the depreciable asset base of our knowledge processing solutions and customer interaction solutions businesses on account of higher fully depreciated assets and lower capital expenditures, partially offset by higher depreciation of capital expenditures related to Data Center expansion.

Repairs and maintenance expenses increased by Php53 million, or 17%, to Php366 million primarily due to higher IT software repairs and maintenance costs particularly data center business, higher office and electricity charges, partially offset by decrease in janitorial services and lower purchases of low-value software.

Rent expenses increased by Php7 million, or 2%, to Php349 million primarily due to higher office building and site rental charges.

Cost of sales decreased by Php25 million, or 8%, to Php284 million primarily due to lower volume of sales of software licenses and hardware products.

Professional and other contracted services decreased by Php15 million, or 6%, to Php254 million primarily due to lower contracted service fees incurred by customer interaction solutions business.

Communication, training and travel expenses decreased by Php12 million, or 5%, to Php222 million primarily due to lower local and foreign training and travel expenses, and communication and courier charges incurred by our customer interaction solutions and knowledge processing solutions businesses.

Amortization of intangible assets increased by Php11 million, or 9%, to Php131 million due to intangible assets from the acquisition of Laguna Medical and additional game licenses acquired by our gaming business in late 2009 and the first half of 2010. Please see Note 14 – Goodwill and Intangible Assets of the accompanying unaudited consolidated financial statements for further discussion.

Taxes and licenses decreased by Php11 million, or 18%, to Php51 million primarily due to lower business-related taxes.

Selling and promotion expenses decreased by Php3 million, or 6%, to Php50 million mainly due to our gaming business’ lower promotional expenses due to timing of its new major games.

Asset impairment increased by Php33 million, or 660%, to Php38 million primarily due to higher provision for uncollectible receivables in the first half of 2010.

Insurance and security services increased by Php3 million, or 9%, to Php37 million primarily due to higher security services.

Other expenses increased by Php8 million, or 9%, to Php94 million mainly due to higher various business and ICT operational-related costs.

Other Income

The following table summarizes the breakdown of our total ICT-related other income for the six months ended June 30, 2010 and 2009:

			Change
	2010	2009	Amount	%
Other Income:		(in millions)
Equity share in net earnings of associates	Php97	Php51	Php46	90
Interest income	16	14	2	14
Gains on derivative financial instruments – net	1	2	(1)	(50)
Foreign exchange gains (losses) – net	(5)	25	(30)	(120)
Financing costs – net	(88)	(68)	(20)	29
Others	45	14	31	221

Total	Php66	Php38	Php28	74

Our ICT business segment’s other income – net amounted to Php66 million in the first half of 2010, an increase of Php28 million, or 74%, from Php38 million in the same period in 2009 primarily due to the combined effects of the following: (i) an increase in equity share in net earnings of associates by Php46 million; (ii) an increase in other income by Php31 million mainly due to insurance claim received in 2010; (iii) an increase in financing costs – net by Php20 million; and (iv) net foreign exchange losses of Php5 million in the first half of 2010 as against net foreign exchange gains of Php25 million in the same period in 2009 due to the revaluation of net foreign currency-denominated assets as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar in the first half of 2010.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php19 million in the first half of 2010 as against provision for income tax of Php42 million in the same period in 2009 primarily due to lower taxable income of Ventus.

Net Income

In the first half of 2010, our ICT business segment registered a net income of Php305 million, an increase of Php303 million from Php2 million in the same period in 2009 mainly as a result of Php170 million decrease in ICT-related expenses, higher benefit from income tax of Php61 million and an increase in ICT service revenues by Php49 million. Our ICT business segment’s net income attributable to equity holders increased by Php308 million to Php313 million in the first half of 2010 as compared with Php5 million in the same period in 2009. Our ICT business segment’s core income amounted to Php344 million in the first half of 2010, an improvement of Php358 million as against a loss of Php14 million in the same period in 2009.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the six months ended June 30, 2010 and 2009 as well as our consolidated capitalization and other consolidated selected financial data as at June 30, 2010 and December 31, 2009:

	Six Months Ended June 30,
	2010	2009
(in millions)	(Unaudited)
Cash Flows
Net cash provided by operating activities	31,848	Php34,348
Net cash used in investing activities	5,773	5,484
Capital expenditures	9,700	10,666
Net cash used in financing activities	35,595	21,091
Net increase (decrease) in cash and cash equivalents	(9,441)	7,808
	June 30,	December 31,

	2010	2009

(in millions)	(Unaudited)	(Audited)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php82,215	Php86,066
Obligations under finance lease	10	13
	82,225	86,079

Current portion of interest-bearing financial liabilities:
Notes payable	186	2,279
Long-term debt maturing within one year	10,955	10,384
Obligations under finance lease maturing within one year	7	51
	11,148	12,714

Total interest-bearing financial liabilities	93,373	98,793
Total equity attributable to equity holders of PLDT	93,958	98,575

	Php187,331	Php197,368

Other Selected Financial Data
Total assets	Php264,316	Php280,148
Property, plant and equipment	157,767	161,256
Cash and cash equivalents	28,878	38,319
Short-term investments	698	3,824

As at June 30, 2010, our consolidated cash and cash equivalents and short-term investments totaled Php29,576 million. Principal sources of consolidated cash and cash equivalents in the first half of 2010 were cash flows from operating activities amounting to Php31,848 million, net proceeds from maturity of short-term investments of Php3,134 million, proceeds from availment of long-term debt of Php2,246 million and interest received of Php665 million. These funds were used principally for:

(1) dividend payments of Php26,330 million; (2) capital outlays of Php9,700 million; (3) total debt principal and interest payments of Php7,929 million and Php2,929 million, respectively; and

(4) settlement of derivative financial instruments of Php458 million.

Operating Activities

Our consolidated net cash flows from operating activities in the first half of 2010 decreased by Php2,500 million, or 7%, to Php31,848 million from Php34,348 million in the same period in 2009 primarily due to higher level of settlement of various payables, partially offset by higher collection of receivables.

A significant portion of our consolidated cash flow from operating activities is generated by our wireless service business, which accounted for 61% of our total service revenues in each of the first half of 2010 and 2009. Revenues from our fixed line and ICT businesses accounted for 32% and 7%, respectively, of our total service revenues in each of the first half of 2010 and 2009.

Cash flows from operating activities of our wireless business amounted to Php22,439 million in the first half of 2010, a decrease of Php6,872 million, or 23%, as compared with Php29,311 million in the same period in 2009. The decrease in our wireless business segment’s cash flows from operating activities was a result of a higher level of outstanding receivables in the first half of 2010, mainly from dealers, carriers and subscribers, LTIP payout in 2010 and a higher net settlement of other payables in the first half of 2010. Likewise, cash flows from operating activities of our ICT business decreased by Php369 million, or 40%, to Php561 million in the first half of 2010 from Php930 million in the same period in 2009 mainly due to higher working capital requirements in the first half of 2010. On the other hand, cash flows provided by operating activities of our fixed line business amounted to Php8,854 million in the first half of 2010, an increase of Php4,759 million, or 116%, as compared with Php4,095 million in the same period in 2009 primarily due to higher collection of accounts receivables and absence of pension contributions made to the beneficial trust fund, partially offset by LTIP payout in 2010 and higher level of settlement of other current liabilities in the first half of 2010.

Investing Activities

Consolidated net cash used in investing activities amounted to Php5,773 million in the first half of 2010, an increase of Php289 million, or 5%, as compared with Php5,484 million in the same period in 2009 primarily due to the combined effects of the following: (1) lower net proceeds from the maturity of short-term investments by Php1,499 million; (2) lower interest received of Php232 million; (3) lower net payments of investments in debt securities by Php453 million; and (4) decrease in capital expenditures by Php966 million in the first half of 2010.

Our consolidated capital expenditures in the first half of 2010 totaled Php9,700 million, a decrease of Php966 million, or 9%, as compared with Php10,666 million in the same period in 2009 primarily due to decreases in PLDT’s and Smart’s capital spending. PLDT’s capital spending of Php4,425 million in the first half of 2010 was principally used to finance the expansion and upgrade of its domestic fiber optic network facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. Smart’s capital spending of Php4,974 million in the first half of 2010 was used primarily to build a secondary network for unlimited voice services, expand its 3G 2100 broadband network, and to further upgrade its core, access and transmission network facilities. ePLDT and its subsidiaries’ capital spending of Php220 million in the first half of 2010 was primarily used to fund the continued expansion of its customer interaction solutions facilities. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Dividends of Php17,000 million and Php7,000 million, which were declared in December 2009 and March 2010, respectively, were received by PLDT from Smart on April 4, 2010 and July 16, 2010, respectively. Further, dividends of Php14,800 million and Php5,640 million, which were both declared in March 2009, were received by PLDT from Smart on April 13, 2009 and September 11, 2009, respectively.

In the first half of 2010 and 2009, PCEV paid cash dividends to common shareholders amounting to Php9,931 and Php6,077 million, of which Php9,882 million and Php5,640 million, respectively, were paid to Smart.

Financing Activities

On a consolidated basis, net cash used in financing activities amounted to Php35,595 million in the first half of 2010, an increase of Php14,504 million, or 69%, as compared with Php21,091 million in the same period in 2009 resulting largely from the combined effects of the following: (1) lower proceeds from the issuance of long-term debt and notes payable by Php16,665 million in the first half of 2010;

(2) lower net proceeds of capital expenditures under long-term financing by Php1,595 million; (3) higher cash dividend payments by Php1,578 million; (4) higher interest payments by Php365 million; (5) lower repayments of long-term debt and notes payable by Php3,825 million; (6) lower share buyback in the first half of 2010 by Php1,680 million; and (7) lower settlement of derivative financial instruments by Php305 million.

Debt Financing

Our consolidated long-term debt decreased by Php3,280 million, or 3%, to Php93,170 million in the first half of 2010 mainly due to debt amortizations and prepayments partially offset by proceeds from the availment of long-term debt during the period. Total long-term debt of PLDT and Smart decreased by 6% and 1% to Php50,604 million and Php42,434 million, respectively, as at June 30, 2010 as compared with December 31, 2009.

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010 to mature on July 13, 2015. Proceeds from the facility will be used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement.

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010 to mature on July 13, 2015. Proceeds from the facility will be used to finance Smart’s capital expenditures for network improvement and expansion.

Approximately Php50,365 million principal amount of our consolidated outstanding long-term debt as at June 30, 2010 is scheduled to mature over the period from 2010 to 2013. Of this amount, Php28,611 million is attributable to Smart, Php21,622 million to PLDT, and the remainder to ePLDT.

For a complete discussion of our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt of the accompanying unaudited consolidated financial statements.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

Please see Note 20 – Interest-bearing Financial Liabilities – Debt Covenants of the accompanying unaudited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Consolidated cash dividend payments in the first half of 2010 amounted to Php26,330 million as compared with Php24,752 million paid to shareholders in the same period in 2009. On August 3, 2010, we declared a regular cash dividend of Php78 per share, representing approximately 70% payout of our 2010 core earnings per share. On August 4, 2009, we declared a regular cash dividend of Php77 per share and on March 2, 2010, we declared regular and special cash dividends of Php76 and Php65 per share, respectively, representing in aggregate approximately 100% payout of our 2009 core earnings per share.

Off-Statement of Financial Position Arrangements

There are no off-statement of financial position arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

PLDT raised Php12 million from the exercise by certain officers and executives of stock options in the first half of 2009. In addition, through our subscriber investment plan which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT raised Php1 million in each of the first half of 2010 and 2009 from this source.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. As at June 30, 2010 and December 31, 2009, we had acquired a total of approximately 2.7 million shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million. Please see to Note 8 – Earnings Per Common Share, Note 19 – Equity and Note 28 – Financial Assets and Liabilities of the accompanying unaudited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations, see Note 26 – Contractual Obligations and Commercial Commitments of the accompanying unaudited consolidated financial statements.

Commercial Commitments

As at June 30, 2010 and December 31, 2009, our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php685 million and Php1,317 million, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 26 – Contractual Obligations and Commercial Commitments and Note 28 – Financial Assets and Liabilities of the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at June 30, 2010 and March 31, 2010:

	Fair Values
	June 30, 2010	March 31, 2010
	(Unaudited)
(in millions)
Noncurrent Financial Assets
Available-for-sale financial assets
Listed equity securities	Php67	Php70
Unlisted equity securities	63	62
Investments in debt securities	485	482
Advances and refundable deposits – net of current portion	928	750

Total noncurrent financial assets	1,543	1,364

Current Financial Assets
Cash and cash equivalents	28,878	50,933
Short-term investments	698	703
Trade and other receivables — net	15,415	15,234
Derivative financial assets	5	6
Current portion of advances and refundable deposits	16	7

Total current financial assets	45,012	66,883

Total Financial Assets	Php46,555	Php68,247

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	Php86,731	Php84,852
Derivative financial liabilities	1,361	2,080
Customers’ deposits	1,395	1,302
Deferred credits and other noncurrent liabilities	10,753	11,568

Total noncurrent financial liabilities	100,240	99,802

Current Financial Liabilities
Accounts payable	14,995	16,016
Accrued expenses and other current liabilities	26,923	29,362
Interest-bearing financial liabilities	11,148	13,158
Dividends payable	1,852	28,061

Total current financial liabilities	54,918	86,597

Total Financial Liabilities	Php155,158	Php186,399

The following table sets forth the amount of consolidated gains (losses) recognized for the financial assets and liabilities for the six months ended June 30, 2010 and the three months ended March 31, 2010:

	June 30, 2010	March 31, 2010
	(Unaudited)
(in millions)
Profit and Loss
Interest income	Php612	Php366
Gains on derivative financial instruments – net	934	512
Accretion on financial liabilities – net	(567)	(288)
Interest on loans and other related items	(3,142)	(1,569)
Other Comprehensive Income
Net gains on available-for-sale financial assets	8	6
	(Php2,155)	(Php973)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in the first half of 2010 was 4.3% as compared with 5.0% in the same period in 2009. We expect inflation to be steady until the end of the year.

PART II – OTHER INFORMATION

Transfer of PCEV’s Equity Interest in Meralco

On March 1, 2010, PCEV, Metro Pacific Investments Corporation, or MPIC, and Beacon Electric Asset Holdings, Inc., or Beacon, entered into an Omnibus Agreement, or OA. Beacon, formerly known as Rightlight Holdings, Inc., is a newly organized special purpose company with the sole purpose of holding the respective shareholdings in Meralco of PCEV and MPIC. PCEV and MPIC are Philippine affiliates of First Pacific and both hold equity shares in Meralco, see Note 10 – Investments in Associates and Joint Ventures to the accompanying unaudited consolidated financial statements for further discussion. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.

Investment in Beacon

Prior to the transactions contemplated under the OA, MPIC beneficially owned the entire outstanding capital stock of Beacon consisting of 25,000 common shares of Beacon, with a total par value of Php25,000.

On April 29, 2010, the Philippine SEC approved Beacon’s application to increase its authorized capital stock to Php5 billion consisting of 3 billion common shares with par value of Php1 per share and 2 billion preferred shares with par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any             shares of any class of Beacon, have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preference shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to:

(a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

Under the OA, each of PCEV and MPIC agreed to subscribe to 1,156.5 million common             shares of Beacon, for a subscription price of Php20 per share or a total of Php23,130 million. PCEV and MPIC also agreed that their resulting equity after such subscriptions and PCEV’s purchase from MPIC of 12,500 Beacon common shares will be 50% each of the outstanding common shares of Beacon.

MPIC additionally agreed to subscribe to 801 million shares of Beacon’s preferred stock for a subscription price of Php10 per share or a total of Php8,010 million.

The completion of the subscription of MPIC to 1,156.5 million common shares and 801 million preferred shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (c) full payment of the subscription price, which was made on March 30, 2010. Consequently, on March 30, 2010, MPIC completed its subscription to 1,156.5 million common             shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or Php24,540 million in the aggregate; and (2) Php6,600 million in cash, as further described below in “Transfer of Meralco Shares to Beacon”.

The completion of the subscription of PCEV to 1,156.5 million common shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) PCEV Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; (c) the approval of the shareholders of PCEV, which was obtained on May 7, 2010; and (d) the full payment of the subscription price, which was made on May 12, 2010.

Although PCEV secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of PCEV’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PCEV recognized as an asset the deposit for future stock subscription of Php23,130 million for its subscription to 1,156.5 million common shares of Beacon. The deposit for future stock subscription was eventually reclassified to investment account when Beacon’s increase in authorized capital stock was approved by the Philippine SEC.

The subscription price of PCEV’s and MPIC’s subscription to Beacon shares was offset in full (in the case of PCEV) and in part (in the case of MPIC) against the consideration for the transfer of Meralco shares held by PCEV and MPIC as described in “Transfer of Meralco Shares to Beacon” section below. In addition, MPIC settled its remaining balance in cash. On May 12, 2010, PCEV also completed the purchase from MPIC of 12,500 shares or 50% of the 25,000 Beacon common shares originally owned by MPIC.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares described above, Beacon agreed to purchase 154.2 million and 163.6 million Meralco shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares.

The completion of the sale of the MPIC Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) release of the pledge over the MPIC Meralco shares, which was completed on March 30, 2010. Consequently, on March 30, 2010, MPIC transferred 163.6 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php24,540 million.

The completion of the sale of the PCEV Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) PCEV Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of First Pacific, which was expected to be obtained on March 30, 2010; and (d) the approval of the shareholders of PCEV, which was obtained on May 7, 2010. Consequently, on May 12, 2010, PCEV transferred 154.2 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php23,130 million. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the Philippine Stock Exchange.

Although PCEV secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of PCEV’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PCEV recognized a Php15,084 million investment (initially recognized as deposit for future stock subscription, see discussion above) in Beacon representing the proportionate carrying cost of the 154.2 million Meralco             shares transferred to Beacon under the OA. PCEV recognized a deferred gain of Php8,046 million for the difference between the Php23,130 million transfer price of the Meralco             shares to Beacon and the Php15,084 million carrying amount in PCEV’s books of the Meralco             shares transferred. The deferred gain, presented as a reduction in PCEV’s investment in Beacon, will only be realized upon the disposal of the investment to a third party.

Subject to rights over certain property dividends that may be declared or distributed in respect of the approximately 317.8 million Transferred Shares, which will be assigned to First Philippine Holdings Corporation, or FPHC, if the Call Option (as discussed below), is exercised, the rights, title and interest transferred to Beacon by MPIC and PCEV in respect of the approximately 317.8 million Transferred Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Transferred Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of all of the foregoing.

PCEV may, at some future time and under such terms and conditions as may be agreed by PCEV and Beacon, transfer to Beacon its remaining 68.8 million Meralco common shares.

Call Option

Under the OA, MPIC assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco held by FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.

The Call Option is exercisable at the option of Beacon during the period from March 15, 2010 until midnight of May 15, 2010. The exercise price for the Option Shares is Php300 per share or an aggregate exercise price of Php22,410 million. Beacon exercised the Call Option on March 30, 2010 and FPHC transferred the 74.7 million shares of Meralco common stock to Beacon in consideration of the payment by Beacon of Php22,410 million in cash on March 30, 2010.

Subject to rights over certain property dividends that may be declared or payable in respect of the 74.7 million shares of Meralco common stock, which are retained by FPHC following the Call Option exercise, the rights, title and interest transferred to Beacon by FPHC in respect of the Option Shares includes: (a) all             shares issued by Meralco by way of stock dividends on the Option Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and

(d) the proceeds of any sale or disposition of any of the foregoing.

Property Dividends

With respect to the approximately 317.8 million Transferred Shares, the remaining 68.8 million Meralco common shares held by PCEV and the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, certain property dividends that may be declared on such shares.

Governance Arrangements

Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure resulted in a jointly-controlled entity.

On March 30, 2010, Beacon also entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation and PNB Capital and Investment Corporation as joint lead arrangers and various local financial institutions as noteholders. The proceeds of the notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option. As at June 30, 2010, the amount drawn under this facility amounted to Php16,200 million (Php16,018 million, net of debt issuance cost of Php182 million); the remaining undrawn balance amounted to Php1,800 million.

As at June 30, 2010, Beacon held 392.5 million Meralco common shares representing approximately 34.8% equity interest in Meralco with market value of Php73,006 million based on a quoted price of Php186 per share.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 –Related Party Transactions of the accompanying unaudited consolidated financial statements.

ANNEX – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at June 30, 2010:

				31-60	61-90	Over 91
Type of Accounts Receivable	Total	Current		Days	Days	Days
			(In Millions)
Corporate subscribers.	Php9,192	Php1,187		Php1,979	Php735	Php5,291
Retail subscribers.	8,320	2,060		969	347	4,944
Foreign administrations.	4,758	1,476		1,346	349	1,587
Domestic carriers.	1,961	97		191	150	1,523
Dealers, agents and others.	4,190	3,541	,60	47	40	562
Total.	Php28,421	Php8,361		Php4,532	Php1,621	Php13,907

Less: Allowance for doubtful accounts.	13,006
Total Receivables — net.	Php15,415

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first half of 2010 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE CO	MPANY

Signature and Title: /s/ Napoleon L. N	azareno—

Napoleon L. Nazareno
President and Chief Executive Offi	cer
Signature and Title: /s/ Anabelle Li	m-Chua—

Anabelle Lim-Chua
Senior Vice President and Treasur	er
(Principal Financial Officer)
Signature and Title: /s/ June Cheryl	A. Cabal—

June Cheryl A. Cabal
First Vice President and Controll	er
(Principal Accounting Officer)
Date: August 3, 2010

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2010 (UNAUDITED) AND DECEMBER 31, 2009 (AUDITED)
AND FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos, except par value and number of shares)

	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 9, 20 and 28)	157,767	161,256
Investments in associates and joint ventures (Notes 3, 4, 10 and 28)	22,873	22,233
Available-for-sale financial assets (Notes 6 and 28)	130	134
Investment in debt securities (Notes 11 and 28)	473	462
Investment properties (Notes 3, 9, 12 and 28)	1,098	1,210
Goodwill and intangible assets (Notes 3, 13, 14, 21 and 28)	12,904	13,024
Deferred income tax assets – net (Notes 3, 4, 7 and 28)	6,522	7,721
Prepayments – net of current portion (Notes 3, 5, 18, 25, 26 and 28)	8,247	8,663
Advances and refundable deposits – net of current portion (Note 28)	1,281	1,102

Total Noncurrent Assets	211,295	215,805

Current Assets
Cash and cash equivalents (Notes 15 and 28)	28,878	38,319
Short-term investments (Note 28)	698	3,824
Trade and other receivables – net (Notes 3, 5, 16, 24 and 28)	15,415	14,729
Inventories and supplies (Notes 3, 4, 5, 17 and 28)	2,561	2,165
Derivative financial assets (Note 28)	5	6
Current portion of prepayments (Notes 18 and 28)	5,263	5,098
Current portion of advances and refundable deposits (Note 28)	201	202

Total Current Assets	53,021	64,343

TOTAL ASSETS	264,316	280,148

EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value per share, authorized - 822,500,000 shares; issued and outstanding - 441,705,092 shares as at June 30, 2010 and 441,631,062 shares as at December 31, 2009 (Notes 8 and 19)	4,417	4,416
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 189,480,458 shares and outstanding - 186,797,502 shares as at June 30, 2010; and issued - 189,480,260 shares and outstanding - 186,797,304 shares as at December 31, 2009 (Notes 8 and 19)	947	947
Treasury stock - 2,682,956 shares as at June 30, 2010 and December 31, 2009 (Notes 8, 19 and 28)	(6,405)	(6,405)
Capital in excess of par value	62,890	62,890
Retained earnings (Notes 8 and 19)	33,040	37,744
Other comprehensive income (Note 6)	(931)	(1,017)

Total Equity Attributable to Equity Holders of PLDT	93,958	98,575
Non-controlling Interests	443	550

TOTAL EQUITY	94,401	99,125

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos, except par value and number of shares)

	June 30,
	2010	December 31, 2009
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 4, 5, 9, 20, 23, 26 and 28)	82,225	86,079
Deferred income tax liabilities – net (Notes 3, 4, 7 and 28)	1,555	1,321
Derivative financial liabilities (Notes 26 and 28)	1,361	2,751
Pension and other employee benefits (Notes 3, 5, 23, 25, 26 and 28)	1,080	374
Customers’ deposits (Notes 26 and 28)	2,213	2,166
Deferred credits and other noncurrent liabilities (Notes 3, 9, 13, 14, 21, 23 and 28)	13,561	14,438

Total Noncurrent Liabilities	101,995	107,129

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 28)	16,704	19,601
Accrued expenses and other current liabilities (Notes 3, 10, 13, 20, 21, 23, 24, 25, 26, 27 and 28)	33,659	35,446
Provision for assessments (Notes 3, 26, 27 and 28)	1,555	1,555
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 20, 23, 26 and 28)	11,148	12,714
Dividends payable (Notes 19, 26 and 28)	1,852	1,749
Income tax payable (Notes 7 and 28)	3,002	2,829

Total Current Liabilities	67,920	73,894

TOTAL LIABILITIES	169,915	181,023

TOTAL EQUITY AND LIABILITIES	264,316	280,148

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
(in million pesos, except earnings per common share amounts)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(Unaudited)
REVENUES
Service revenues (Notes 3 and 4)	72,156	72,871	36,150	36,509
Non-service revenues (Notes 3, 4 and 5)	1,051	1,207	543	641

	73,207	74,078	36,693	37,150

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	13,054	13,133	6,693	6,425
Compensation and employee benefits (Notes 3, 5 and 25)	11,247	11,543	5,706	5,572
Repairs and maintenance (Notes 12, 17 and 24)	4,512	4,247	2,144	2,030
Selling and promotions	2,667	2,839	1,113	1,480
Cost of sales (Notes 5, 17, 24 and 26)	2,389	2,563	1,219	1,380
Professional and other contracted services (Note 24)	2,302	2,094	1,127	1,058
Rent (Notes 3 and 26)	2,173	2,050	1,080	1,142
Taxes and licenses (Note 27)	1,303	1,373	629	629
Asset impairment (Notes 3, 4, 5, 9, 16, 17 and 28)	1,220	953	658	493
Communication, training and travel	847	905	367	459
Insurance and security services (Note 24)	553	643	283	295
Amortization of intangible assets (Notes 3 and 14)	178	187	87	94
Other expenses (Note 24)	856	788	399	384

	43,301	43,318	21,505	21,441

	29,906	30,760	15,188	15,709

OTHER INCOME (EXPENSES)
Gains (losses) on derivative financial instruments – net (Notes 4 and 28)	934	(1,631)	422	(1,124)
Equity share in net earnings (losses) of associates and joint ventures (Notes 4 and 10)	881	(65)	512	(19)
Interest income (Notes 4 and 5)	612	900	246	366
Foreign exchange gains (losses) – net (Notes 4, 9 and 28)	(59)	(292)	(768)	300
Financing costs – net (Notes 4, 5, 9, 20 and 28)	(3,451)	(3,117)	(1,577)	(1,533)
Other income	554	716	313	285

	(529)	(3,489)	(852)	(1,725)

INCOME BEFORE INCOME TAX (Note 4)	29,377	27,271	14,336	13,984
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	7,756	7,000	4,089	3,545

NET INCOME FOR THE PERIOD (Note 4)	21,621	20,271	10,247	10,439

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4, 6 and 8)	21,679	19,720	10,258	10,140
Non-controlling interests (Note 4)	(58)	551	(11)	299

	21,621	20,271	10,247	10,439

Earnings Per Share For The Period Attributable to Common Equity Holders of PLDT (Note 8)
Basic	114.84	104.22	54.31	53.67
Diluted	114.77	104.20	54.26	53.66

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in million pesos)

	Six Months Ended June 30,		Three Months Ended June 30,
	2010	2009	2010	2009
	(Unaudited)
NET INCOME FOR THE PERIOD (Note 4)	21,621	20,271	10,247	10,439
OTHER COMPREHENSIVE INCOME (Note 6)
Net gains (losses) on available-for-sale financial assets:	8	(2)	2	2
Gains (losses) from changes in fair value recognized during the period	6	(2)	2	2
Losses removed from other comprehensive income taken to income	2	–	–	–
Foreign currency translation differences of subsidiaries	76	(154)	217	(243)
Total Other Comprehensive Income	84	(156)	219	(241)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	21,705	20,115	10,466	10,198

ATTRIBUTABLE TO:
Equity holders of PLDT	21,765	19,558	10,475	9,902
Non-controlling interests	(60)	557	(9)	296

	21,705	20,115	10,466	10,198

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in million pesos)

								Total Equity
				Stock				Attributable to
				Options	Capital in Excess of		Other Comprehensive	Equity Holders	Non-controlling
	Preferred Stock	Common Stock	Treasury Stock	Issued	Par Value	Retained Earnings	Income	of PLDT	Interests	Total Equity
Balances as at January 1, 2009	4,415	947	(4,973)	6	68,337	37,177	(378)	105,531	1,438	106,969
Total comprehensive income for the period (Notes 4, 6 and 8):	–	–	–	–	–	19,720	(162)	19,558	557	20,115
Net income for the period (Notes 4 and 8)	–	–	–	–	–	19,720	–	19,720	551	20,271
Net losses on available-for-sale financial assets	–	–	–	–	–	–	(2)	(2)	–	(2)
Foreign currency translation differences of subsidiaries	–	–	–	–	–	–	(160)	(160)	6	(154)
Cash dividends (Note 19)	–	–	–	–	–	(24,418)	–	(24,418)	(436)	(24,854)
Issuance of capital stock – net of conversion (Note 19)	–	–	–	–	3	–	–	3	–	3
Exercised option shares (Note 25)	–	–	–	(5)	17	–	–	12	–	12
Acquisition of treasury stocks (Notes 8, 19 and 25)	–	–	(1,389)	–	–	–	–	(1,389)	(297)	(1,686)
Business combinations and others (Note 13)	–	–	–	–	–	–	–	–	241	241

Balances as at June 30, 2009 (Unaudited)	4,415	947	(6,362)	1	68,357	32,479	(540)	99,297	1,503	100,800

Balances as at January 1, 2010	4,416	947	(6,405)	–	62,890	37,744	(1,017)	98,575	550	99,125
Total comprehensive income for the period (Notes 4, 6 and 8):	–	–	–	–	–	21,679	86	21,765	(60)	21,705
Net income for the period (Notes 4 and 8)	–	–	–	–	–	21,679	–	21,679	(58)	21,621
Net gains on available-for-sale financial assets	–	–	–	–	–	–	8	8	–	8
Foreign currency translation differences on subsidiaries	–	–	–	–	–	–	78	78	(2)	76
Cash dividends (Note 19)	–	–	–	–	–	(26,383)	–	(26,383)	(50)	(26,433)
Issuance of capital stock – net of conversion (Note 19)	1	–	–	–	–	–	–	1	–	1
Acquisition of treasury stocks (Note 2)	–	–	–	–	–	–	–	–	(6)	(6)
Business combinations and others (Note 13)	–	–	–	–	–	–	–	–	9	9
Balances as at June 30, 2010 (Unaudited)	4,417	947	(6,405)	–	62,890	33,040	(931)	93,958	443	94,401

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in million pesos)

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax (Note 4)	29,377	27,271
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	13,054	13,133
Interest on loans and other related items – net (Notes 4, 5, 9, 20 and 28)	2,836	2,533
Asset impairment (Notes 3, 4, 5, 9, 14, 16, 17, 18, 26 and 28)	1,220	953
Incentive plans (Notes 3, 5 and 25)	694	882
Accretion on financial liabilities – net (Notes 5, 20 and 28)	567	484
Amortization of intangible assets (Notes 3 and 14)	178	187
Pension benefit costs (Notes 3, 5 and 25)	130	663
Foreign exchange losses – net (Notes 4, 9 and 28)	59	292
Gains on disposal of property, plant and equipment (Note 9)	(39)	(90)
Interest income (Notes 4 and 5)	(612)	(900)
Equity share in net losses (earnings) of associates and joint ventures (Notes 4 and 10)	(881)	65
Losses (gains) on derivative financial instruments – net (Notes 4 and 28)	(934)	1,631
Others	(135)	(22)

Operating income before changes in assets and liabilities	45,514	47,082
Decrease (increase) in:
Trade and other receivables	(1,934)	(6,297)
Inventories and supplies	(247)	(579)
Prepayments	85	(1,258)
Advances and refundable deposits	(8)	1,585
Increase (decrease) in:
Accounts payable	(2,883)	(1,869)
Accrued expenses and other current liabilities	1,856	3,336
Pension and other employee benefits	(4,534)	(418)
Customers’ deposits	47	10
Other noncurrent liabilities	(7)	(69)

Net cash generated from operations	37,889	41,523
Income taxes paid	(6,041)	(7,175)

Net cash provided by operating activities	31,848	34,348

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from:
Maturity of short-term investments	3,480	7,089
Disposal of property, plant and equipment (Note 9)	92	709
Disposal of investment properties (Note 12)	36	1
Disposal of available-for-sale financial assets	9	–
Redemption of investment in debt securities	–	3,682
Interest received	665	897
Payments for:
Purchase of subsidiaries – net of cash acquired (Note 13)	(7)	(88)
Acquisition of intangibles (Notes 13 and 14)	(11)	(18)
Short-term investments	(346)	(2,456)
Purchase of investments in associates (Note 10)	–	(632)
Purchase of investment in debt securities	–	(4,135)
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 28)	(306)	(374)
Additions to property, plant and equipment (Notes 4 and 9)	(9,394)	(10,292)
Decrease in advances and refundable deposits	9	133
Net cash used in investing activities	(5,773)	(5,484)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in million pesos)

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Availment of long-term financing for capital expenditures	3,451	5,452
Proceeds from availment of long-term debt (Note 20)	2,246	16,911
Proceeds from issuance of capital stock	1	13
Payments for acquisition of treasury shares (Notes 8, 19 and 28)	(6)	(1,686)
Payments of obligations under finance lease	(51)	(15)
Payments of debt issuance costs (Note 20)	(93)	(30)
Settlements of derivative financial instruments (Note 28)	(458)	(763)
Payments of notes payable	(2,093)	–
Interest paid – net of capitalized portion (Notes 5, 20 and 28)	(2,929)	(2,564)
Settlement of long-term financing for capital expenditures	(3,497)	(3,903)
Payments of long-term debt (Note 20)	(5,836)	(11,754)
Cash dividends paid (Note 19)	(26,330)	(24,752)
Proceeds from notes payable (Note 20)	–	2,000
Net cash used in financing activities	(35,595)	(21,091)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	79	35

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,441)	7,808
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	38,319	33,684

CASH AND CASH EQUIVALENTS AT END OF PERIOD	28,878	41,492

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or NTT DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at June 30, 2010. NTT Communications and NTT DoCoMo are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represents an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. First Pacific Group had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at June 30, 2010.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at June 30, 2010, there were approximately 49 million ADSs outstanding.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our principal business segments: wireless, fixed line and information and communications technology – we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our unaudited consolidated financial statements have been prepared under the historical cost basis except for derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair value.

Our unaudited consolidated financial statements include, in our opinion, adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results of operations that may be expected for the full year.

Our unaudited consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million except when otherwise indicated.

Basis of Consolidation

Our unaudited consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at June 30, 2010:

	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	–
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution	–	100.0
Primeworld Digital System, Inc., or PDSI	Philippines	Cellular and internet broadband distribution services	–	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Customer interaction solutions	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	–	100.0
Smarthub, Inc., or SHI	Philippines	Development and sale of software, maintenance and support services	–	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	–	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	–	100.0
Telecoms Solutions, Inc., or TSI	Mauritius	Mobile commerce platforms	–	100.0
Far East Capital Limited and	Cayman Islands	Cost effective offshore financing and risk management activities	–	100.0
Subsidiary		for Smart
PH Communications Holdings	Philippines	Investment company	–	100.0
Corporation, or PHC
Francom Holdings, Inc., or FHI:	Philippines	Investment company	–	100.0
Connectivity Unlimited Resource	Philippines	Cellular mobile services	–	100.0
Enterprise, Inc., or CURE
Chikka Holdings Limited, or Chikka,	British Virgin Islands	Mobile applications development and services	–	100.0
and Subsidiaries, or Chikka Group
PLDT Communications and Energy Ventures, Inc., or PCEV, (formerly known as Pilipino Telephone Corporation, or Piltel) and Subsidiaries, or PCEV Group*	Philippines	Investment company	–	99.5
SmartConnect Holdings Pte. Ltd.,	Singapore	Investment company	–	100.0
or SCH:
SmartConnect Global Pte. Ltd.,	Singapore	International trade of satellites and Global System for Mobile	–	100.0
or SGP		Communication, or GSM, enabled global telecommunications
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0
Blue Ocean Wireless, or BOW	Isle of Man	Delivery of GSM communication capability for the maritime sector	–	51.0
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	–
ACeS Philippines Cellular Satellite	Philippines	Satellite information and messaging services	88.5	11.5
Corporation, or ACeS Philippines
Mabuhay Satellite Corporation,	Philippines	Satellite communications services	67.0	–
or Mabuhay Satellite
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–
PLDT-Philcom, Inc. (formerly known as	Philippines	Telecommunications services	100.0	–
Philcom Corporation), or Philcom, and Subsidiaries, or Philcom Group
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	–
Bonifacio Communications Corporation,	Philippines	Telecommunications, infrastructure and related value-added	75.0	–
or BCC		services,
		or VAS

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for Internet-based	100.0	–
		services, e-commerce, customer interaction solutions and
		IT-related services
SPi Technologies, Inc., or SPi, and	Philippines	Knowledge processing solutions	–	100.0
Subsidiaries, or SPi Group
ePLDT Ventus, Inc., or Ventus**	Philippines	Customer interaction solutions	–	100.0
Infocom Technologies, Inc.,	Philippines	Internet access services	–	99.6
or Infocom
BayanTrade, Inc. (formerly	Philippines	Internet-based purchasing, IT consulting and professional services	–	93.5
BayanTrade Dotcom, Inc.), or BayanTrade, and Subsidiaries, or BayanTrade Group
Digital Paradise, Inc., or	Philippines	Internet access services	–	75.0
Digital Paradise
netGames, Inc., or netGames	Philippines	Publisher of online games	–	57.8
Level Up! (Philippines), Inc.,	Philippines	Publisher of online games	–	57.8
or Level Up!

*	On August 17, 2009, Smart acquired the cellular mobile telephone business of PCEV.

**	On April 8, 2010, Ventus, Parlance Systems, Inc., or Parlance, and Vocativ Systems, Inc., or Vocativ, were merged wherein Ventus became the surviving entity.

Basis of Consolidation from January 1, 2009

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases.

The unaudited financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our unaudited consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Non-controlling interest shares in losses even if the losses exceed the non-controlling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any non-controlling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

Basis of Consolidation prior to January 1, 2009

In comparison to the above mentioned policies which are applied on a prospective basis, the following differences applied: (a) acquisition of non-controlling interests was accounted for using the parent entity extension method, whereby, the difference between the consideration and the net book value of the proportionate share in the net assets acquired is recognized as goodwill; (b) the non-controlling interest share in the losses incurred by the PLDT Group until the non-controlling equity interest in the subsidiary was reduced to nil and any further excess losses were attributable to the parent, unless the non-controlling interest had a binding obligation to cover these excess losses; and (c) upon loss of control, the PLDT Group accounted for the investment retained at its proportionate share of net asset value at the date the control was lost.

Non-controlling interests represent the equity interests in Philcom subsidiaries namely, Metro Kidapawan Telephone Corp., or MKTC, and Datelco Global Communications, Inc., or DGCI; equity interest in BOW, PCEV, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, netGames, Chikka, BayanTrade and Infocom not held directly by PLDT or indirectly through one of our subsidiary.

PCEV’s Share Buyback Program

PCEV’s Board of Directors approved three share buyback programs during its meetings on November 3, 2008, March 2, 2009 and August 3, 2009. For all three programs, the buyback was done through the trading facilities of the PSE via open market purchases, block trades or other modes subject to compliance with applicable laws, rules and regulations. Number of shares approved for repurchase under the buyback programs were 58 million, 25 million and 61.5 million for the programs approved on November 3, 2008, March 2, 2009 and August 3, 2009, respectively. The program approved on November 3, 2008 was completed in January 2009 at a total cost of Php403 million, while the program approved on March 2, 2009 was completed in March 2009 at a total cost of Php188 million. The program approved on August 3, 2009 is still ongoing and will continue until the number of shares earmarked for the program has been fully repurchased or until such time as PCEV’s Board of Directors determines otherwise. The most recent share buyback program was undertaken to accommodate minority shareholders who may not have had the opportunity to participate in the tender offer of Smart due to various constraints. The maximum price under this program is Php8.50 per share. As at June 30, 2010, approximately 3.6 million shares at a cost of Php29.8 million have been repurchased under the third buyback program.

As at June 30, 2010, cumulative shares repurchased under the share buyback programs totaled approximately 86.6 million at an aggregate cost of Php620 million, which reduced the amount of non-controlling interests for the same amount.

Corporate Merger of Vocativ, Parlance and Ventus

On June 26, 2009, ePLDT’s Board of Directors approved the plan for merger of its wholly-owned subsidiaries, Vocativ and Parlance, as the absorbed companies, and Ventus, as the surviving entity. The Articles and Plan of Merger was approved by the Philippine Securities and Exchange Commission, or Philippine SEC, on April 8, 2010. The merger did not have any impact on the unaudited consolidated financial statements of PLDT Group.

Statement of Compliance

Our unaudited consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS.

Changes in Accounting Policies and Disclosures

Our accounting policies are consistent with those of the previous financial year except for the adoption of the following amendments and improvements to existing PFRSs and new interpretation as at January 1, 2010:

•	Amendment to PFRS 2, Share-based Payment;

•	Improvements to PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations;

•	Amendment to PAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged Items;

•	Philippine Interpretation IFRIC 17, Distributions of Non-Cash Assets to Owners; and

•	Improvements to PFRSs (2009)

Our adoption of such amendments and improvements to existing PFRSs and new interpretation did not have any effect on our unaudited financial position and performance.

The principal effects of these changes are as follows:

Amendment to PFRS 2, Share-based Payment. The amendments clarify how an individual subsidiary in a group should account for share-based payment arrangements in its own financial statements. It further states that an entity that receives goods or services in a share-based payment arrangement must account for these goods or services no matter which entity in the group settles the transaction, and regardless of whether the transaction is equity-settled or cash-settled.

Improvements to PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. When a subsidiary is held for sale, all of its assets and liabilities will be classified as held-for-sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.

Amendment to PAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged Items. Amendment to PAS 39 addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

Philippine Interpretation IFRIC 17, Distributions of Non-Cash Assets to Owners. This interpretation provides guidance on non-reciprocal distribution of assets by an entity to its owners acting in their capacity as owners, including distributions of non-cash assets and those giving the shareholders a choice of receiving non-cash assets or cash, provided that: (a) all owners of the same class of equity instruments are treated equally; and (b) the non-cash assets distributed are not ultimately controlled by the same party or parties both before and after the distribution, and as such, excluding transactions under common control.

Improvements to PFRSs

The Financial Reporting Standards Council approved in its meeting in May 2009 the adoption of Improvements to International Financial Reporting Standards issued by the International Accounting Standards Board in April 2009. There are separate transitional provisions for each standard which are all effective beginning January 1, 2010.

•	PFRS 2, Share-based Payment. The amendment clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of PFRS 2 even though they are out of scope of Revised PFRS 3.

•	PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. The amendment clarifies that the disclosures required in respect of noncurrent assets or disposal groups classified as held for sale or discontinued operations are only those set out in PFRS 5. The disclosure requirements of other PFRSs only apply if specifically required for such noncurrent assets or discontinued operations.

It also clarifies that the general requirements of PAS 1, Presentation of Financial Statements, still apply, particularly paragraphs 15 (to achieve fair presentation) and 125 (sources of estimation and uncertainty) of PAS 1.

•	PFRS 8, Operating Segments. The amendment clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

•	PAS 1, Presentation of Financial Statements. The terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

•	PAS 7, Statement of Cash Flows. The amendment explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities.

•	PAS 17, Leases. The amendment removes the specific guidance on classifying land as lease so that only the general guidance remains.

•	PAS 36, Impairment of Assets. The amendment clarifies that the largest unit permitted for allocating goodwill acquired in a business combination is the operating segment, as defined in PFRS 8, before aggregation for reporting purposes.

•	PAS 38, Intangible Assets. The amendment clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset provided the individual assets have similar useful lives. It also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.

•	PAS 39, Financial Instruments: Recognition and Measurement. The amendment clarifies that a prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract. The amendment also clarifies that the scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date, applies only to binding forward contracts, and not derivative contracts where further actions by either party are still to be taken. It also clarifies that gains or losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges of recognized financial instruments should be reclassified in the period that the hedged forecast cash flows affect profit or loss.

•	Philippine Interpretation IFRIC 9, Reassessment of Embedded Derivatives. The improvement clarifies that it does not apply to possible reassessment, at the date of acquisition, to embedded derivatives in contracts acquired in a combination between entities or businesses under common control or the formation of a joint venture.

•	Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation. The improvement states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of PAS 39 that relate to a net investment hedge, are satisfied.

The adoption of amendments and improvements to existing PFRSs and a new interpretation that require retrospective restatement had no impact on our comparative consolidated statement of financial position.

Significant Accounting Policies

Business Combinations and Goodwill

Business combinations from January 1, 2009

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer has the option to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit and loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with PAS 39 either in profit or loss or as charge to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the consideration transferred over the fair values of net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Business combinations prior to January 1, 2009

In comparison to the above mentioned policies, the following differences applied:

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest was measured at the proportionate share of the acquiree’s identifiable net assets.

Business combinations achieved in stages were accounted for as separate steps. Any additional acquisition did not affect previously recognized goodwill.

When we acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.

Contingent consideration was recognized if, and only if, we have present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration are charged to goodwill except for accretion of interest, which is recognized in profit or loss.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the results of operations of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our share in the profit and losses of our associates is shown on the face of our consolidated income statement. This is the profit or losses attributable to equity holders of the associate and therefore is profit or losses after tax and net of non-controlling interest in the subsidiaries of the associates.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. Where necessary, adjustments are made to bring such accounting policies in line with those of PLDT Group.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retaining investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence, and the fair value of the remaining investment and proceeds from disposal, is recognized in profit or loss.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our unaudited consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies in line with those of PLDT Group.

Adjustments are made in our unaudited consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. The joint venture is carried at equity method until the date on which we cease to have joint control over the jointly controlled entity.

Upon loss of joint control and provided the former jointly controlled entity does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former jointly controlled entity upon loss of joint control, and the fair value of the remaining investment and proceeds from disposal, is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.

Foreign Currency Transactions and Translations

Our unaudited consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in the PLDT Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SCH, SGP, 3rd Brand, BOW, SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, certain subsidiaries of Chikka, and certain subsidiaries of BayanTrade) is the Philippine peso.

Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional closing rate of exchange prevailing at the end of the reporting period. All differences are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The functional currency of SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; and Singapore dollar for SCH, SGP, 3rd Brand, BOW, and certain subsidiaries of BayanTrade. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in our consolidated income statement.

Foreign exchange gains or losses of PLDT and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Financial Assets

Initial recognition

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, reevaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Our financial assets include cash and cash equivalents, short-term investments, trade and other receivables, quoted and unquoted equity and debt securities, advances and refundable deposits, and derivative financial assets.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial assets. Interest earned and dividends received from investment at fair value through profit or loss are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.

Financial assets may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on a different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain one or more embedded derivatives that would need to be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income account is recognized in our consolidated income statement; or determined to be impaired, at which time the cumulative loss recorded in other comprehensive income account is recognized in our consolidated income statement. Interest earned on holding available-for-sale debt securities are included under “Interest income” using the EIR in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income” when the right of the payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months of the end of the reporting period.

Financial Liabilities

Initial recognition

Financial liabilities are classified as financial liabilities at fair value through profit or loss, other financial liabilities, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and in the case of other financial liabilities, inclusive of directly attributable transaction costs.

Our financial liabilities include accounts payable, accrued expenses and other current liabilities, interest-bearing financial liabilities, customers’ deposits, derivative financial liabilities, dividends payable, and accrual for long-term capital expenditures.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of repurchasing in the near term. Derivative liabilities, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial liabilities at fair value through profit and loss are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on a different bases;
(ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain one or more embedded derivatives that would need to be separately recorded.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices at the close of business at the end of the reporting period. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Amortized cost of financial instruments

Amortized cost is computed using the effective interest rate method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of effective interest rate.

Day 1 profit or loss

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a Day 1 profit or loss) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the Day 1 profit or loss amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial assets

For available-for-sale financial assets, we assess at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial assets, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income account and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income account is reclassified from other comprehensive income account to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income account to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income account.

In the case of debt instruments classified as available-for-sale financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Derivative Financial Instruments and Hedging

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps, to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 28 – Financial Assets and Liabilities.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is neither attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models, and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in our statement of comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Cost includes the cost of replacing part of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in our consolidated income statement as incurred. The present value of the expected cost of the decommissioning of the asset after our use is included in the cost of the respective assets if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period the asset is derecognized.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

The asset’s residual value, estimated useful life and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which have been determined based on the latest valuations performed by an independent firm of appraisers. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise. Where an entity is unable to determine the fair value of an investment properties under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the period of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the period in which the expenditures are incurred.

Research and Development Costs

Research costs are expensed as incurred. Development expenditure on an individual project is recognized as an intangible asset when we can demonstrate: (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) our intention to complete and our ability to use or sell the asset; (3) how the asset will generate future economic benefits; (4) the availability of resources to complete the asset; and (5) the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost incurred in bringing each items of inventories and supplies to its present location are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

Property, plant and equipment

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multipliers, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses of continuing operations are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increase cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, or group of cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating unit, or group of cash-generating units, is less than the carrying amount of the cash-generating unit, or group of cash-generating units, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

If there is incomplete allocation of goodwill acquired in a business combination to cash generating units, or group of cash generating units, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement.

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized as “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Trade and Other Receivables

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in our consolidated income statement.

When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in our consolidated income statement.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, and overseas communication tax where applicable. We provide wireless communication, fixed line communication, and ICT services to our subscribers and customers. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund. The following specific recognition criteria must also be met before revenue is recognized:

Service Revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Installation and activation related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular services. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro-rata basis.

Air time, traffic and VAS

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for calls terminating in their territories. Revenues related to products and VAS are recognized upon delivery of the product or service.

Knowledge processing solutions and customer interaction solutions

Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to us and the amount of revenue can be measured reliably. Advance customer receipts that have not been recognized as revenue are recorded as advances from customers and presented as a liability in our consolidated statement of financial position. If the fee is not measurable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Our wireless segment operates two loyalty points programmes, one for Smart Money cardholders and another for subscribers of Smart Gold, Smart Buddy and SmartBro. The loyalty programme for Smart Money allows cardholders, upon enrollment, to accumulate points when they use their card for purchases, Smart Load payments, and reloads for Smart’s prepaid cards, SmartBro prepaid Airtime and Smart Money Cash Load. The points for the programme can then be redeemed for airtime or load wallet. On the other hand, the loyalty programme for Smart’s cellular and broadband subscribers allows postpaid subscribers to accumulate points for billed transactions and prepaid subscribers for reloads or top-ups and VAS, and international direct dialing usage and tenure in the network for both postpaid and prepaid subscribers. The points for the loyalty programme for the subscribers can then be redeemed, upon registration, for bill rebates, discounts on cellular phonekit purchases, on-network short messaging services or internet surf time. Redemption for both programmes are subject to a minimum number of points being required. Consideration received is allocated between the services sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined by applying statistical analysis. The fair value of the points issued are deferred and recognized as revenue when the points are redeemed.

Non-service Revenues

Handset and equipment sales

Sale of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR. The majority of interest income represents interest earned from cash and cash equivalents, short-term investments and investment in debt securities.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize provision when we have present obligation, legal or constructive, as a result of past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), less past service cost and actuarial gains and losses not yet recognized, and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, it is the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service cost and actuarial gains and losses not yet recognized, and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Defined contribution plans

Smart and I-Contacts record expenses for their contribution to the defined contribution plans when the employee renders service to Smart and I-Contacts, respectively, essentially coinciding with their cash contributions to the plans.

Other Long-Term Employee Benefits

Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, are determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning comployees’ projected salaries. Employee benefit costs include current service cost, interest cost, actuarial gains and losses and past service costs. Past service costs and actuarial gains and losses are recognized immediately.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Share-Based Payment Transactions

Cash-settled transactions

Our 2007 to 2009 LTIP grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the 2007 to 2009 LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement for the period.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term. All other leases are classified as finance leases.

A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefit of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefit of unused tax credits and unused tax losses can be utilized except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in other comprehensive income account is included in the statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset deferred income tax assets against deferred income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Contingencies

Contingent liabilities are not recognized in our unaudited consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the unaudited consolidated financial statements but are disclosed in the notes to the unaudited consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post quarter-end events that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the unaudited consolidated financial statements. Post quarter-end events that are not adjusting events are disclosed in the notes to the unaudited consolidated financial statements when material.

Equity

Preferred and common stock is measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of             shares is recognized as capital in excess of par value.

Change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction and presented as part of capital in excess of par value.

Retained earnings represent our accumulated earnings net of dividends declared.

Other comprehensive income comprise items of income and expense, including reclassification adjustments, that are not recognized in profit or loss as required or permitted by other PFRS.

Non-controlling interests represent the equity interests in MKTC, DGCI, BOW, PCEV, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, netGames, Chikka, BayanTrade and Infocom not held directly by PLDT or indirectly through one of our subsidiary.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to June 30, 2010

We will adopt the following revised standards and interpretations enumerated below when these become effective. All of these standards have already been approved by the Financial Reporting Standards Council but has yet to be approved by the Board of Accountancy of the Professional Regulations Commission, with the exception of Philippine Interpretation IFRIC 15, Agreements for Construction of Real Estate. Except as otherwise indicated, we do not expect the adoption of these revised standards and amendments to PFRS to have a significant impact on our unaudited consolidated financial statements.

Effective 2011

Revised PAS 24, Related Party Disclosures. The standard has been revised to simplify the identification of related party relationship and re-balance the extent of disclosures of transactions between related parties based on the costs to preparers and the benefits to users in having this information available in consolidated financial statements. Also, the revised standard provides a partial exemption from the disclosure requirements for government-related entities. This interpretation is applied retrospectively and is applicable for annual periods beginning on or after January 1, 2011.

Amendment to PAS 32, Classification of Rights Issues. The definition of a financial liability in the standard has been amended to classify right issues (and certain options or warrants) as equity instruments if: (a) the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, and (b) the instruments are used to acquire fixed number of the entity’s own equity instruments for a fixed amount in any currency. This standard is applied retrospectively and is applicable for annual periods beginning on or after February 1, 2010.

Amendment to IFRIC 14, Prepayments of a Minimum Funding Requirement. The interpretation has been amended to permit an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment should be applied to the beginning of the earliest period presented in the first financial statements in which the entity applied the original interpretation. This interpretation is applied retrospectively and is applicable for annual periods beginning on or after January 1, 2011.

Philippine Interpretation IFRIC 19, Extinguishing Financial Liabilities with Equity Instrument. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment. Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in profit or loss. This interpretation is applied retrospectively and is applicable for annual periods beginning on or after July 1, 2010 from the beginning of the earliest comparative period presented.

Effective 2012

Philippine Interpretation IFRIC 15, Agreements for Construction of Real Estate. This interpretation covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, Construction Contracts, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis will also be accounted for based on stage of completion.

Effective 2013

PFRS 9, Financial Instruments: Classification and Measurement (Phase I). Phase I introduces new requirements for classifying and measuring financial assets. The IASB intends, in subsequent phases during 2010, to expand PFRS 9 to add new requirements for classifying and measuring financial liabilities, derecognition of financial instruments, impairment, and hedge accounting. The objective is to replace PAS 39 in its entirety by the end of 2010.

PFRS 9 (Phase I) is applicable to all financial assets within the scope of PAS 39. At initial recognition, all financial assets (including hybrid contracts with a financial asset host) are measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Subsequent to initial recognition, financial assets that are debt instruments are classified at amortized cost or fair value on the basis of both: (a) the entity’s business model for managing the financial assets; and (b) the contractual cash flow characteristic of the financial asset. Debt instrument may be subsequently measured at amortized cost if: (a) the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows; and (b) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at fair value.

All financial assets that are equity investments are measured at fair value either through other comprehensive income or profit or loss. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case, they must be measured at fair value through profit or loss.

This standard is applied retrospectively and is applicable for annual periods beginning on or after January 1, 2013 with certain exceptions and requires comparative figures to be restated. Earlier application is permitted.

3.	Management’s Use of Judgments, Estimates and Assumptions

The preparation of our unaudited consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the reporting date. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future periods.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our unaudited consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso except for SMHC, SMI, TSI, BOW, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, and certain subsidiaries of Chikka, which is the U.S. dollar; and Singapore dollar for SCH, SGP, 3rd Brand, and certain subsidiaries of BayanTrade.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17 which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php2,173 million and Php2,050 million for the six months ended June 30, 2010 and 2009, respectively. Total finance lease obligations as at June 30, 2010 and December 31, 2009 amounted to Php17 million and Php64 million, respectively. See Note 20 – Interest-bearing Financial Liabilities, Note 26 – Contractual Obligations and Commercial Commitments and Note 28 – Financial Assets and Liabilities.

Significant influence in Meralco on which PCEV has less than 20% ownership

Under PAS 28, Investments in Associates, significant influence must be present and currently exercisable over an investee to account any interest in that investee as investment in an associate and carried at equity method of accounting. If an investor holds, directly or indirectly, less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

On March 30, 2010, following the transfer of PCEV’s Meralco shares to Beacon Electric Asset Holdings, Inc., or Beacon, PCEV’s direct ownership in Meralco was reduced to approximately 6% from approximately 20%. Beacon is a jointly controlled entity of PCEV and Metro Pacific Investment Company, or MPIC, for the purpose of consolidating the ownership interest of PCEV and MPIC in Meralco. The decrease in PCEV’s direct ownership in Meralco, however, did not result to a change in PCEV’s representation to the Meralco Board of Directors. Prior to the transfer of approximately 14% interest in Meralco to Beacon, PCEV has three out of 11 Board of Directors seats in Meralco. Based on the Omnibus Agreement, or OA, among PCEV, MPIC and Beacon, both PCEV and MPIC agreed that an equal number of Meralco nominee directors shall be chosen from each list of nominees provided by PCEV and MPIC. If the number of Meralco Nominee Directors for Beacon is an odd number, the remaining one Meralco Nominee Director shall be chosen alternatively first from the list of nominees provided by MPIC and then from the list provided by PCEV. The total Beacon ownership in Meralco entitles it to nominate three Board of Directors seats, two of which are the Chairman of the Board and President of PCEV. On this basis, PCEV believes it has retained significant influence over Meralco despite having less than 20% ownership interest. See Note 10 – Investments in Associates and Joint Ventures.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the unaudited consolidated financial statements within the next financial period are discussed as follows:

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the recoverable amount of property, plant and equipment, investments, intangible assets and other noncurrent assets, requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our unaudited consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS. Total impairment charges (including provision for doubtful account receivables and write-down of inventories and supplies) for the six months ended June 30, 2010 and 2009 amounted to Php1,220 million and Php953 million, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 10 – Investments in Associates and Joint Ventures.

The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, trade and other receivables, inventories and supplies and prepayments are separately disclosed in Notes 9, 10, 14, 16, 17 and 18, respectively.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least at each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.

The total depreciation and amortization of property, plant and equipment amounted to Php13,054 million and Php13,133 million for the six months ended June 30, 2010 and 2009, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization, amounted to Php157,767 million and Php161,256 million as at June 30, 2010 and December 31, 2009, respectively. See Note 4 – Operating Segment Information and Note 9 – Property, Plant and Equipment.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties are annually performed every December 31.

Total carrying values of our investment properties as at June 30, 2010 and December 31, 2009 amounted to Php1,098 million and Php1,210 million, respectively. See Note 12 – Investment Properties.

Goodwill and intangible assets

Our unaudited consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method starting January 1, 2009 and purchase method for prior period acquisitions, which both require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Intangible assets acquired from business combination with finite lives are amortized over the useful economic life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets amounted to Php178 million and Php187 million for the six months ended June 30, 2010 and 2009, respectively. Total carrying values of goodwill and intangible assets as at June 30, 2010 and December 31, 2009 amounted to Php12,904 million and Php13,024 million, respectively. See Note 13 – Business Combinations and Acquisition of Non-Controlling Interests and Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets and liabilities

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart and some of its subsidiaries’ projected gross margin, they expect to use the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets due to insufficient taxable income as at June 30, 2010 and December 31, 2009 amounted to Php1,244 million and Php1,236 million, respectively. In addition, as at June 30, 2010 and December 31, 2009, our unrecognized net deferred income tax assets for items which would not result to future tax consequences when using the OSD method amounted to Php3,300 million and Php3,296 million, respectively. Total consolidated provision for deferred income tax amounted to Php1,440 million and Php504 million for the six months ended June 30, 2010 and 2009, respectively. Total consolidated net deferred income tax assets as at June 30, 2010 and December 31, 2009 amounted to Php6,522 million and Php7,721 million, respectively, while total consolidated net deferred income tax liabilities as at June 30, 2010 and December 31, 2009 amounted to Php1,555 million and Php1,321 million, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Tax.

Estimating allowance for doubtful accounts

If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are reevaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total asset impairment provision for trade and other receivables recognized in our consolidated income statements amounted to Php1,068 million and Php910 million for the six months ended June 30, 2010 and 2009, respectively. Trade and other receivables, net of asset impairment, amounted to Php15,415 million and Php14,729 million as at June 30, 2010 and December 31, 2009, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses, Note 16 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Estimating net realizable value of inventories and supplies

We write down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete and unusable are written-off and charged as expense in our consolidated income statement.

Total write-down of inventories and supplies recognized for the six months ended June 30, 2010 and 2009 amounted to Php33 million and Php43 million, respectively. The carrying values of inventories and supplies amounted to Php2,561 million and Php2,165 million as at June 30, 2010 and December 31, 2009, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 17 – Inventories and Supplies.

Estimation of pension benefit costs and retirement benefits

The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 – Share-based Payments and Employee Benefits. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed at each reporting date.

Total consolidated pension benefit costs amounted to Php130 million and Php663 million for the six months ended June 30, 2010 and 2009, respectively. Unrecognized net actuarial loss as at June 30, 2010 and December 31, 2009 amounted to Php2,463 million and Php2,474 million, respectively. As at June 30, 2010 and December 31, 2009, the prepaid benefit costs amounted to Php5,344 million and Php5,414 million. As at June 30, 2010 and December 31, 2009, the accrued benefit costs amounted to Php369 million and Php359 million, respectively. See Note 5 – Income and Expenses, Note 18 – Prepayments and Note 25 – Share-based Payments and Employee Benefits.

Share-based payment transactions

Our 2007 to 2009 LTIP grants SARs to our eligible key executives and advisors. Under the 2007 to 2009 LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement. The estimates and assumptions are described in Note 25 – Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the 2007 to 2009 LTIP recognized as expense for the six months ended June 30, 2009 amounted to Php882 million. As at December 31, 2009, outstanding 2007 to 2009 LTIP liability amounted to Php4,582 million, which was paid in April 2010. See
Note 5 – Income and Expenses, Note 23 – Accrued Expenses and Other Current Liabilities and Note 25 – Share-based Payments and Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,278 million and Php1,204 million as at June 30, 2010 and December 31, 2009, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our unaudited consolidated financial statements. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 – Provisions and Contingencies.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our unaudited consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that use of such estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn-rate analysis.

Determination of fair values of financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Total fair values of financial assets and liabilities as at June 30, 2010 amounted to Php46,555 million and Php155,158 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2009 amounted to Php58,225 million and Php165,063 million, respectively. See Note 28 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group), which operating results are regularly reviewed by the chief operating decision maker to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and have three reportable operating segments as follows:

•	Wireless – wireless telecommunications services provided through our cellular service providers namely, Smart, PCEV (on August 17, 2009, Smart acquired the cellular business of PCEV) and CURE; SBI, BOW, Airborne Access and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and Mabuhay Satellite and ACeS Philippines, our satellite operators;

•	Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Philcom, Maratel, SBI, PDSI, BCC and PLDT Global, all of which together account for approximately 4% of our consolidated fixed line subscribers; and

•	ICT – information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT and BayanTrade Group; knowledge processing solutions provided by the SPi Group; customer interaction solutions provided by Ventus, (on April 8, 2010, Ventus, Parlance and Vocativ were merged wherein Ventus became the surviving entity); internet access and online gaming services provided by Infocom, Digital Paradise, netGames and Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 – Investments in Associates and Joint Ventures.

The chief operating decision maker and management monitor the operating results of each business unit separately for purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income for the period; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income for the period is measured consistent with consolidated net income in the unaudited consolidated financial statements.

EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other nonrecurring gains (losses) – net.

EBITDA margin pertains to EBITDA divided by service revenues.

Core income for the period is measured as net income attributable to equity holders of PLDT, excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, excluding hedge cost, asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated upon full consolidation.

The segment revenues, net income for the period, assets, liabilities, and other segment information of our reportable operating segments are as follows:

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Consolidated
	(in million pesos)
As at and for the six months ended June 30, 2010 (Unaudited)
Revenues
External customer:	48,256	20,128	4,823	–	73,207
Service revenues	47,511	19,948	4,697	–	72,156
Non-service revenues (Note 5)	745	180	126	–	1,051
Inter-segment transactions:	365	5,289	674	(6,328)	–
Service revenues	365	5,289	565	(6,219)	–
Non-service revenues	–	–	109	(109)	–

Total revenues	48,621	25,417	5,497	(6,328)	73,207

Results
Depreciation and amortization (Notes 3 and 9)	6,781	5,896	377	–	13,054
Asset impairment (Notes 3, 5, 9, 16, 17 and 28)	346	836	38	–	1,220
Equity share in net earnings of associates and joint ventures (Note 10)	784	–	97	–	881
Interest income (Note 5)	354	252	16	(10)	612
Financing costs – net (Notes 5, 9, 20 and 28)	1,344	2,029	88	(10)	3,451
Provision for (benefit from) income tax (Notes 3 and 7)	6,051	1,724	(19)	–	7,756
Net income for the period / Segment profit for the period	16,766	4,550	305	–	21,621
EBITDA for the period	29,704	12,668	756	129	43,257
EBITDA margin for the period	62%	50%	14%	–	60%
Core income for the period	17,133	3,753	344	–	21,230

Assets and liabilities
Operating assets	105,160	191,976	16,049	(78,264)	234,921
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	21,987	–	886	–	22,873
Deferred income tax assets – net (Notes 3, 7 and 28)	191	6,134	197	–	6,522
Total assets	127,338	198,110	17,132	(78,264)	264,316

Operating liabilities	82,936	101,315	4,166	(20,057)	168,360
Deferred income tax liabilities – net (Notes 3, 7 and 28)	929	22	286	318	1,555

Total liabilities	83,865	101,337	4,452	(19,739)	169,915

Other segment information
Capital expenditures	5,000	4,479	221	–	9,700
As at December 31, 2009 (Audited) and for the six months ended June 30, 2009 (Unaudited)
Revenues
External customer:	48,719	20,529	4,830	–	74,078
Service revenues	47,823	20,398	4,650	–	72,871
Non-service revenues (Note 5)	896	131	180	–	1,207
Inter-segment transactions:	253	5,019	623	(5,895)	–
Service revenues	253	5,019	563	(5,835)	–
Non-service revenues	–	–	60	(60)	–
Total revenues	48,972	25,548	5,453	(5,895)	74,078

Results
Depreciation and amortization (Notes 3 and 9)	6,520	6,227	386	–	13,133
Asset impairment (Notes 3, 5, 9, 16, 17 and 28)	446	502	5	–	953
Financing costs – net (Notes 5, 9, 20 and 28)	1,203	1,861	68	(15)	3,117
Interest income (Note 5)	665	236	14	(15)	900
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(70)	(46)	51	–	(65)
Provision for income tax (Notes 3 and 7)	5,863	1,095	42	–	7,000
Net income for the period / Segment profit for the period	17,437	2,832	2	–	20,271
EBITDA for the period	30,209	13,279	512	80	44,080
EBITDA margin for the period	63%	52%	10%	–	60%
Core income for the period	16,939	3,913	(14)	–	20,838

Assets and liabilities
Operating assets	107,880	206,385	16,297	(80,368)	250,194
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	21,440	–	793	–	22,233
Deferred income tax assets – net (Notes 3, 7 and 28)	187	7,346	188	–	7,721
Total assets	129,507	213,731	17,278	(80,368)	280,148

Operating liabilities	96,194	111,294	4,574	(32,360)	179,702
Deferred income tax liabilities – net (Notes 3, 7 and 28)	640	21	328	332	1,321

Total liabilities	96,834	111,315	4,902	(32,028)	181,023

Other segment information
Capital expenditures	5,345	5,080	241	–	10,666

The following table shows the reconciliation of our consolidated EBITDA to consolidated net income:

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Consolidated EBITDA	43,257	44,080
Amortization of intangible assets (Notes 3 and 14)	(178)	(187)
Depreciation and amortization (Notes 3 and 9)	(13,054)	(13,133)
Asset impairment:
Trade and other receivables (Notes 3, 5 and 16)	(1,068)	(910)
Investments in associates and joint ventures (Notes 3, 5 and 10)	(78)	–
Inventories and supplies (Notes 3, 5 and 17)	(33)	(43)
Property, plant and equipment (Notes 3, 5 and 9)	(12)	–
Prepayments and others (Notes 3, 5, 18 and 26)	(29)	–
Consolidated operating profit for the period	28,805	29,807
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	881	(65)
Gains (losses) on derivative financial instruments – net (Note 28)	934	(1,631)
Interest income (Note 5)	612	900
Foreign exchange losses – net (Notes 9 and 28)	(59)	(292)
Financing costs – net (Notes 5, 9, 20 and 28)	(3,451)	(3,117)
Other nonrecurring gains – net	1,655	1,669

Consolidated income before income tax	29,377	27,271
Provision for income tax (Notes 3 and 7)	7,756	7,000

Consolidated net income for the period	21,621	20,271

The following table shows the reconciliation of our consolidated core income to our consolidated net income:

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Consolidated core income for the period	21,230	20,838
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Note 28)	1,189	(1,306)
Foreign exchange losses – net (Notes 9 and 28)	(59)	(292)
Asset impairment on noncurrent assets	(115)	–
Adjustment on equity share in net earnings of associates and joint ventures	(227)	–
Net tax effect of aforementioned adjustments	(339)	480
Net income for the period attributable to equity holders of PLDT (Note 8)	21,679	19,720
Net income (loss) for the period attributable to non-controlling interests	(58)	551

Consolidated net income for the period	21,621	20,271

The following table presents our revenues for the period from external customers by category of products and services:

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Cellular	43,711	44,556
Broadband	3,203	2,518
Satellite and others	597	749

	47,511	47,823
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	745	896

Total wireless revenues	48,256	48,719

Fixed line services
Services revenues:
Local exchange	7,710	7,777
International long distance	2,686	3,194
National long distance	2,331	3,161
Data and other network	7,057	6,056
Miscellaneous	164	210

	19,948	20,398
Non-service revenues:
Sale of computers	180	131

Total fixed line revenues	20,128	20,529

ICT services
Service revenues:
Knowledge processing solutions	2,502	2,519
Customer interaction solutions	1,276	1,367
Internet and online gaming	505	528
Data center and others	414	236

	4,697	4,650
Non-service revenues:
Point-product-sales	126	180

Total ICT revenues	4,823	4,830

Total products and services from external customers	73,207	74,078

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

In each of the six months ended June 30, 2010 and 2009, no revenue transactions with a single external customer accounted for 10% or more of our consolidated revenues from external customers.

5.	Income and Expenses

Non-service Revenues

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	925	1,027
Point-product-sales	126	180

(Note 4)	1,051	1,207

Compensation and Employee Benefits

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	10,297	9,900
Incentive plans (Notes 3 and 25)	694	882
Pension benefit costs (Notes 3 and 25)	130	663
Manpower rightsizing program	126	98
	11,247	11,543

Cost of Sales

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	2,114	2,256
Cost of point-product-sales	210	222
Cost of satellite air time and terminal units (Notes 24 and 26)	65	85

	2,389	2,563

Asset Impairment

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Trade and other receivables (Notes 3 and 16)	1,068	910
Investments in associates and joint ventures (Notes 3 and 10)	78	–
Inventories and supplies (Notes 3 and 17)	33	43
Property, plant and equipment (Notes 3 and 9)	12	–
Prepayments and others	29	–
(Note 4)	1,220	953

Interest Income

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Interest income on other loans and receivables	580	805
Interest income on fair value through profit or loss	17	66
Interest income on assets held-to-maturity	15	29
(Note 4)	612	900

Financing Costs – net

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 28)	3,142	2,907
Accretion on financial liabilities – net (Notes 20 and 28)	567	484
Financing charges	48	100
Capitalized interest (Note 9)	(306)	(374)
(Note 4)	3,451	3,117

Interest expense for short-term borrowings for the six months ended June 30, 2010 and 2009 amounted to Php8 million and Php18 million, respectively.

6.	Other Comprehensive Income

The movements of other comprehensive income under equity of our consolidated statements of financial position are as follows:

	Foreign
	currency	Available-for-sale
	translation	financial assets	Total
	(in million pesos)
Balance at January 1, 2009	(401)	23	(378)
Other comprehensive income for the period	(160)	(2)	(162)

Balance as at June 30, 2009 (Unaudited)	(561)	21	(540)

Balance at January 1, 2010	(1,043)	26	(1,017)
Other comprehensive income for the period	78	8	86

Balance as at June 30, 2010 (Unaudited)	(965)	34	(931)

7.	Income Tax

The net components of consolidated deferred income tax assets (liabilities) recognized in our consolidated statements of financial position are as follows:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets	6,522	7,721
Net deferred income tax liabilities	(1,555)	(1,321)

The components of our consolidated net deferred income tax assets (liabilities) are as follows:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Accumulated provision for doubtful accounts	2,935	2,708
Unearned revenues	2,892	3,412
Unamortized past service pension costs	2,762	2,974
Unrealized foreign exchange losses	1,228	1,291
Provision for impaired assets	775	767
Derivative financial instruments	408	825
Accumulated write-down of inventories to net realizable values	291	293
NOLCO	132	44
Asset impairment	32	24
MCIT	22	21
Capitalized taxes and duties – net of amortization	(216)	(246)
Capitalized foreign exchange differential – net of depreciation	(430)	(495)
Pension and other employee benefits	(1,458)	(891)
Undepreciated capitalized interest charges	(2,822)	(2,976)
Others	(29)	(30)

	6,522	7,721

Net deferred income tax liabilities:
Unearned revenues	563	1,047
Pension and other employee benefits	9	100
Fair value adjustment on fixed assets	(318)	(332)
Intangible assets and fair value adjustments on assets acquired – net of amortization	(444)	(478)
Undepreciated capitalized interest charges	(592)	(536)
Unrealized foreign exchange gains	(809)	(879)
Others	36	(243)

	(1,555)	(1,321)

Movements of our consolidated net deferred income tax assets (liabilities) are as follows:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balance at beginning of period	7,721	9,605
Net deferred income tax liabilities – balance at beginning of period	(1,321)	(1,288)

Net balance at beginning of period	6,400	8,317
Provision for deferred income tax	(1,440)	(656)
Business combinations (Note 13)	–	(349)
Excess MCIT deducted against RCIT due	–	(766)
Others	7	(146)

Net balance at end of period	4,967	6,400

Net deferred income tax assets – balance at end of period (Notes 3, 4 and 28)	6,522	7,721
Net deferred income tax liabilities – balance at end of period (Notes 3, 4 and 28)	(1,555)	(1,321)

The analysis of our consolidated net deferred income tax assets are as follows:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after more than 12 months	7,948	9,565
Deferred income tax assets to be recovered within 12 months	3,690	3,605

	11,638	13,170

Deferred income tax liabilities:
Deferred income tax liabilities to be recovered after more than 12 months	(4,091)	(4,793)
Deferred income tax liabilities to be recovered within 12 months	(1,025)	(656)

	(5,116)	(5,449)

Net deferred income tax assets (Notes 3, 4 and 28)	6,522	7,721

The analysis of our consolidated net deferred income tax liabilities are as follows:

	June 30,
	2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after more than 12 months	621	1,161
Deferred income tax assets to be recovered within 12 months	2	20

	623	1,181

Deferred income tax liabilities:
Deferred income tax liabilities to be recovered after more than 12 months	(2,004)	(2,289)
Deferred income tax liabilities to be recovered within 12 months	(174)	(213)

	(2,178)	(2,502)

Net deferred income tax liabilities (Notes 3, 4 and 28)	(1,555)	(1,321)

Provision for corporate income tax for the period consists of:

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Current	6,316	6,496
Deferred	1,440	504

	7,756	7,000

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax for the period are as follows:

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rates	8,813	8,181
Tax effects of:
Non-deductible expenses	116	111
Loss subject to lower tax rate	24	86
Income subject to final tax	(224)	(278)
Income not subject to income tax	(230)	(915)
Equity share in net losses (earnings) of associates and joint ventures	(264)	19
Difference between OSD and itemized deductions	(478)	(1,337)
Net movement in unrecognized deferred income tax assets and other adjustments	(1)	1,133
Actual provision for corporate income tax	7,756	7,000

The RCIT rate for domestic corporations and both resident and non-resident foreign corporations in the Philippines increased from 32% to 35% effective November 1, 2005 and was reduced to 30% effective January 1, 2009.

On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulation No. 16-2008 which implemented the provisions of Republic Act 9504, or R.A. 9504 on OSD. This regulation allowed both individual and corporate tax payers to use OSD in computing their taxable income. For corporations, they may elect a standard deduction in an amount equivalent to 40% of gross income, as provided by law, in lieu of the itemized allowed deductions.

For the six months ended June 30, 2010, Smart and Wolfpac opted to use OSD in computing their taxable income. Consolidated tax benefit from the availment of OSD amounted to Php1,593 million. For the six months ended June 30, 2009, Smart, PCEV and Wolfpac availed of the OSD option with a consolidated tax benefit of Php4,457 million.

The availment of OSD affected the recognition of several deferred tax assets and liabilities in which the related income and expense are not considered in determining gross income for income tax purposes. Smart and some of its subsidiaries forecast that they will continue to avail of the OSD, such that, the manner by which it will recover or settle the underlying assets and liabilities for which the deferred tax assets and liabilities were initially recognized, would not result to any future tax consequence under the OSD method. Accordingly, as at June 30, 2010 and December 31, 2009, our unrecognized net deferred income tax assets amounted to Php3,300 million and Php3,296 million, respectively. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions.

The breakdown of our consolidated deductible temporary differences, carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of OSD) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets are as follows:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
NOLCO	2,513	2,341
Accumulated provision for doubtful accounts	1,001	894
Unearned revenues	197	188
Provisions for other assets	167	163
Accumulated write-down of inventories to net realizable values	146	261
Fixed asset impairment	111	111
Unrealized foreign exchange losses	42	33
Pension and other employee benefits	38	44
MCIT	29	19
Derivative financial instruments	19	19
Operating lease and others	3	3
Intangibles	(186)	–
	4,080	4,076

Consolidated unrecognized deferred income tax assets (Note 3)	1,244	1,236

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at June 30, 2010 is as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2007	December 31, 2010	4	564
December 31, 2008	December 31, 2011	17	601
December 31, 2009	December 31, 2012	19	926
June 30, 2010	December 31, 2013	11	861

		51	2,952

Consolidated tax benefits		51	886
Consolidated unrecognized deferred income tax assets		(29)	(754)

Consolidated recognized deferred income tax assets		22	132

Registration with Subic Bay Freeport and Clark Special Economic Zone

Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

With the transfer of Mabuhay Satellite’s leasehold rights over the parcel of land where its satellite facility within the Subic Bay Freeport Zone is located as discussed on Note 9 – Property, Plant and Equipment, the registration of Mabuhay Satellite as a Subic Bay Freeport Enterprise was cancelled on July 1, 2010. Mabuhay Satellite is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Registration with Philippine Economic Zone Authority, or PEZA

SPi is registered as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions.

Ventus is registered as an ecozone export enterprise to develop and operate a customer interaction solutions that serves local and overseas clients by providing customer relationship management services.

As registered PEZA enterprises, SPi and Ventus are entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.

Parlance, which is now merged into Ventus, was previously registered with the Board of Investments, or BOI, but became entitled to the same tax incentive provided to Ventus as set out earlier. Parlance’s ITH incentive under BOI expired on May 31, 2010 and its registration with PEZA was approved on April 30, 2010.

Two facilities (Ventus Iloilo and Ventus Pasig) will continue to enjoy ITH incentive as a BOI registered entity in PEZA registered locations. ITH incentive commenced in March 2005 up to February 2011 and August 2006 up to July 2012 for Ventus Iloilo and Ventus Pasig, respectively. In relation to this, they are required to comply with specific terms and conditions stated in their PEZA Supplemental Agreement.

Another two locations of Ventus, where registration with PEZA is still being processed, are subject to regular corporate income tax effective June 2010 for Ventus Jupiter and from commencement of operations for Ventus Dumaguete. Ventus is also subject to other local and national taxes as provided for by its local municipalities and the Bureau of Internal Revenues, respectively.

SHI was registered with the PEZA as an Ecozone information technology enterprise on a non-pioneer status last July 31, 2009. Under the terms of registration, SHI is entitled to certain tax and non-tax incentives which include, among other things, an income tax holiday, or ITH, for four years starting June 2009.

Registration with BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status as a new IT service firm in the field of services related to Internet Data Center for its new data center facility. ePLDT was granted a six-year ITH for its new data center facility from January 2007.

Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. In April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and education project. Accordingly, the ITH period was extended from four years to six years and expired in January 2009. Level Up! is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Wolfpac is registered with the BOI as a new IT service firm in the field of an application service provider on a non-pioneer status. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004. On November 29, 2007, the BOI approved Wolfpac’s application for a one-year extension of ITH incentive on the basis that the capital equipment to labor ratio did not exceed US$10 thousand to one direct labor employee, as provided under Article 39 of Executive Order 226. The approved additional ITH is for the period from February 13, 2008 to February 12, 2009 and was not further extended. As such, Wolfpac is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

SBI is registered with the BOI on a pioneer status, namely as: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of registration, SBI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years. As at June 30, 2010, only the BOI registration for nationwide broadband wireless access continues to enjoy the ITH incentive, which will expire in July 2011.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate enacted as at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI for the six months ended June 30, 2010 and 2009 amounted to Php662 million and Php468 million, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share, or EPS:

	Six Months Ended June 30,
	2010		2009
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Consolidated net income for the period attributable to equity holders of PLDT (Notes 4 and 6)	21,679	21,679	19,720	19,720
Dividends on preferred shares (Note 19)	(228)	(25)	(227)	(25)
Consolidated net income for the period attributable to common equity holders of PLDT	21,451	21,654	19,493	19,695

	(in thousands, except per share amounts)

Outstanding common shares at beginning of period	186,797	186,797	187,484	187,484
Effect of issuance of common shares during the period	–	–	10	10
Effect of purchase of treasury stock during the period	–	–	(462)	(462)
Average incremental number of shares under executive stock option plan, or ESOP, during the period	–	–	–	18
Common shares equivalent of convertible preferred shares deemed dilutive:
Preferred Stock Series A to EE	–	1,870	–	1,954
Preferred Stock Series VI (Notes 20 and 26)	–	–	–	4

Weighted average number of common shares for the period	186,797	188,667	187,032	189,008

Earnings per share for the period attributable to common equity holders of PLDT	Php114.84	Php114.77	Php104.22	Php104.20

Basic EPS is calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.

Series A to EE in 2010 and Series A to EE, Series V Convertible Preferred Stocks and Series VI Convertible Preferred Stocks in 2009 were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under the ESOP and treasury shares, and compared against the basic EPS.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at June 30, 2010 and December 31, 2009, we had acquired a total of approximately 2.7 million shares of PLDT’s common stock representing approximately 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million in accordance with the share buyback program. The effect of the acquisition of             shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the six months ended June 30, 2010 and 2009. See Note 19 – Equity and Note 28 – Financial Assets and Liabilities for further discussion.

9.	Property, Plant and Equipment

This account consists of:

							Information
					Vehicles, furniture		origination and
	Cable and	Central office		Buildings	and other network	Communications	termination	Land and	Property under
	wire facilities	equipment	Cellular facilities	and improvements	equipment	satellite	equipment	land improvements	construction	Total
	(in million pesos)
As at December 31, 2008 (Audited)
Cost	115,980	83,562	76,229	21,040	34,816	9,581	8,251	2,527	25,234	377,220
Accumulated depreciation and amortization	(58,380)	(62,644)	(43,419)	(8,173)	(28,742)	(8,675)	(6,588)	(273)	–	(216,894)

Net book value	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

Year Ended December 31, 2009 (Audited)
Net book value at beginning of year	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326
Additions	1,834	513	4,040	316	1,970	149	225	67	19,091	28,205
Disposals/Retirements	(530)	(6)	(843)	(6)	(107)	(463)	(3)	(5)	(1,228)	(3,191)
Translation differences charged directly to cumulative translation adjustments	3	(2)	–	(10)	(13)	(47)	–	–	–	(69)
Acquisition through business combinations (Note 13)	1,348	194	141	186	104	–	420	105	(10)	2,488
Impairment losses recognized during the year	–	–	(96)	(54)	(17)	–	(418)	(49)	–	(634)
Reclassifications/Transfers (Note 12)	6,949	2,776	8,404	326	386	–	110	(184)	(19,029)	(262)
Depreciation and amortization	(8,793)	(3,381)	(9,013)	(1,151)	(2,176)	(545)	(542)	(6)	–	(25,607)

Net book value at end of year (Note 3)	58,411	21,012	35,443	12,474	6,221	–	1,455	2,182	24,058	161,256

As at December 31, 2009 (Audited)
Cost	126,327	87,517	83,451	21,693	35,282	966	8,940	2,458	24,058	390,692
Accumulated depreciation and amortization	(67,916)	(66,505)	(48,008)	(9,219)	(29,061)	(966)	(7,485)	(276)	–	(229,436)

Net book value (Note 3)	58,411	21,012	35,443	12,474	6,221	–	1,455	2,182	24,058	161,256

Period Ended June 30, 2010 (Unaudited)
Net book value at beginning of period (Note 3)	58,411	21,012	35,443	12,474	6,221	–	1,455	2,182	24,058	161,256
Additions	966	82	1,227	200	777	–	93	–	6,312	9,657
Disposals/Retirements	–	(38)	(45)	(12)	(33)	–	–	–	(1)	(129)
Translation differences charged directly to cumulative translation adjustments	–	(6)	–	–	(2)	–	–	–	–	(8)
Impairment losses recognized during the period (Notes 3, 4 and 5)	–	–	–	(12)	–	–	–	–	–	(12)
Reclassifications/Transfers (Note 12)	355	945	2,519	371	512	–	64	33	(4,742)	57
Depreciation and amortization (Notes 3 and 4)	(3,939)	(1,656)	(4,856)	(975)	(1,367)	–	(261)	–	–	(13,054)

Net book value at end of period (Note 3)	55,793	20,339	34,288	12,046	6,108	–	1,351	2,215	25,627	157,767

As at June 30, 2010 (Unaudited)
Cost	127,660	88,415	86,861	22,032	36,119	966	9,052	2,492	25,627	399,224
Accumulated depreciation and amortization	(71,867)	(68,076)	(52,573)	(9,986)	(30,011)	(966)	(7,701)	(277)	–	(241,457)

Net book value (Note 3)	55,793	20,339	34,288	12,046	6,108	–	1,351	2,215	25,627	157,767

Substantially, all our telecommunications equipment are purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities.

Interest and net foreign exchange losses capitalized to property, plant and equipment that qualified as borrowing costs for the period are as follows:

	Six Months Ended
	June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Interest (Note 5)	306	374
Foreign exchange gains – net	71	28

Average interest capitalization rates of approximately 6% and 7% were used for the six months ended June 30, 2010 and 2009, respectively.

As at June 30, 2010 and December 31, 2009, our undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php1,492 million and Php1,799 million, respectively.

The useful lives of our assets are estimated as follows:

Cable and wire facilities	3 – 25 years
Central office equipment	1 – 25 years
Cellular facilities	3 – 10 years
Buildings and improvements	3 – 25 years
Vehicles, furniture and other network equipment	3 – 10 years
Communications satellite	15 years
Information origination and termination equipment	3 – 15 years
Land and land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases amounting to Php12 million and Php24 million as at June 30, 2010 and December 31, 2009, respectively. See Note 20 – Interest-bearing Financial Liabilities.

Wholesale Transponder Lease Agreement between Mabuhay Satellite, ProtoStar Ltd., or ProtoStar, and ProtoStar III Ltd., or ProtoStar III

On September 16, 2008, Mabuhay Satellite entered into a wholesale transponder lease agreement with ProtoStar and ProtoStar III subject to fulfillment of certain closing conditions. In May 2009, Mabuhay Satellite formalized the consequential termination of the wholesale transponder lease agreement due to non-fulfillment of certain closing conditions. See Note 18 – Prepayments and Note 26 – Contractual Obligations and Commercial Commitments.

Satellite Wholesale Lease and Purchase Agreement, or SWLPA, and Operations Management Agreement, or OMA, between Mabuhay Satellite and Asia Broadcast Satellite Holdings, Ltd.

On October 22, 2009, Mabuhay Satellite entered into SWLPA and OMA with Asia Broadcast Satellite Holdings, Ltd., or ABS, a Bermuda company engaged in the satellite business, involving the wholesale lease by ABS of the Agila 2 satellite from Mabuhay Satellite and, upon the satisfaction of various conditions precedent, the purchase by ABS of the business of Mabuhay Satellite.

Under the SWLPA, Mabuhay Satellite, in exchange for a total consideration of US$12.5 million, or Php580 million, will: (i) lease to ABS the Agila 2 satellite; (ii) assign the customer contracts to ABS; and (iii) transfer to ABS the Mabuhay Satellite’s ground control facilities, employees, leasehold rights, other assets and the Agila 2 satellite. The term of the lease is for a period starting from the effective date of SWLPA to the earlier of: (a) the end of life of Agila 2 satellite; or (b) the date when Mabuhay Satellite assigns, transfers and conveys to ABS all of its rights, title and interest in the Agila 2 satellite. As part of the wholesale lease, Mabuhay Satellite is required to assign to ABS all its rights, title, interest, benefits and obligations in the customer contracts attached to all transponders that are covered by the SWLPA.

Under the OMA, after the closing of the agreement but prior to the transfer and conveyance of the ground control facilities to ABS pending the receipt of International Traffic in Arms Regulations approval, the parties agree that Mabuhay Satellite will operate and manage the Agila 2 satellite, the transponders and the ground control facilities for and on behalf of ABS. Mabuhay Satellite is required to provide the operations and management services for and in consideration of: (a) one-time payment by ABS to Mabuhay Satellite of the amount of US$500 thousand, or Php23 million; and (b) the reimbursement by ABS to Mabuhay Satellite of the amount equivalent to the actual expenses, costs, losses and liabilities incurred by Mabuhay Satellite in providing the services.

As at December 31, 2009, all significant closing conditions had been secured. On January 18, 2010, Mabuhay Satellite, ABS and Asia Broadcast Satellite, Ltd., formally executed a Conditions Precedent Waiver and First Closing Confirmation, confirming that the first closing was deemed to have occurred effective December 31, 2009. First Closing means the date when the assignment of customer contracts to ABS became effective and the approval or confirmation of SWLPA by stockholders of Mabuhay Satellite representing at least 2/3 of its outstanding capital stock was obtained. Following the confirmation of first closing, the wholesale lease of transponders by Mabuhay Satellite to ABS was considered as a finance lease and the transaction was recognized as sale of satellite for a total consideration of US$9.9 million, or Php460 million, including the cost of customer contracts as at December 31, 2009.

On July 1, 2010, Mabuhay Satellite, ABS and Broadband Broadcast Services Pte. Ltd., or BBS, executed a Conditions Precedent Waiver and Second Closing Confirmation, confirming that the second closing was deemed to have occurred on July 1, 2010. Second Closing means that date when transfer to BBS of Mabuhay Satellite’s ground control facilities, employees, leasehold rights and other assets and the transfer of ABS of the Agila 2 satellite became effective. Following the confirmation of second closing, the OMA was terminated.

Impairment of BOW’s Property and Equipment

In December 2009, impairment losses were recognized on BOW’s property and equipment in the amount of Php524 million. The impairment losses resulted from the annual asset impairment test comparing the recoverable amount of the asset against its carrying value. The recoverable amount was determined based on value in use calculation using cash flow projections covering a five-year period from 2010 to 2014. The pre-tax discount rate applied to cash flow projections is 8.7% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry. See Note 14 – Goodwill and Intangible Assets.

10.	Investments in Associates and Joint Ventures

This account consists of:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Carrying Value of Investments in Associates:
Beacon Electric Asset Holdings, Inc., or Beacon	15,312	–
Manila Electric Company, or Meralco	6,675	21,420
Philweb Corporation, or Philweb	833	750
ACeS International Limited, or AIL	–	–

	22,820	22,170

Carrying Value of Investments in Joint Ventures:
ePDS, Inc., or ePDS	53	43
PLDT Italy S.r.l., or PLDT Italy	–	20
	53	63

Total carrying value of investments in associates and joint ventures	22,873	22,233

Movements in the cost of investments are as follows:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of period	24,170	4,346
Additions during the period (including transfer of interests in Meralco to Beacon)	15,098	21,555
Transfer of investment in Meralco to Beacon	(14,767)	–
Business combinations (Note 13)	–	(821)
Dissolution of Mabuhay Space Holdings Limied, or MSHL	–	(887)
Translation and other adjustments	(45)	(23)
Balance at end of period	24,456	24,170

Movements in the accumulated impairment losses are as follows:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of period	1,906	2,903
Impairment for the period (Notes 3, 4 and 5)	78	–
Business combinations (Note 13)	–	(97)
Dissolution of MSHL	–	(887)
Translation and other adjustments	(84)	(13)
Balance at end of period	1,900	1,906

Movements in the accumulated equity share in net earnings (losses) of associates and joint ventures are as follows:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of period	(31)	(269)
Equity share in net earnings (losses) of associates and joint ventures for the period (Note 4):	881	2
Meralco	556	398
Beacon	228	–
Philweb	83	152
ePDS	14	21
BayanTrade	–	(5)
PLDT Italy	–	(98)
BOW	–	(466)
Translation adjustments	5	3
Dividends	(221)	(357)
Disposal	(317)	–
Business combinations (Note 13)	–	590
Balance at end of period	317	(31)

Investments in Associates

Transfer of PCEV’s Equity Interest in Meralco

On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA. Beacon, formerly known as Rightlight Holdings, Inc., is a newly organized special purpose company with the sole purpose of holding the respective shareholdings in Meralco of PCEV and MPIC. PCEV and MPIC are Philippine affiliates of First Pacific and both hold equity shares in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.

Investment in Beacon

Prior to the transactions contemplated under the OA, MPIC beneficially owned the entire outstanding capital stock of Beacon consisting of 25,000 common shares of Beacon, with a total par value of Php25,000.

On April 29, 2010, the Philippine SEC approved Beacon’s application to increase its authorized capital stock to Php5 billion consisting of 3 billion common shares with par value of Php1 per share and 2 billion preferred shares with par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any             shares of any class of Beacon, have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preference shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

Under the OA, each of PCEV and MPIC agreed to subscribe to 1,156.5 million common             shares of Beacon, for a subscription price of Php20 per share or a total of Php23,130 million. PCEV and MPIC also agreed that their resulting equity after such subscriptions and PCEV’s purchase from MPIC of 12,500 Beacon common shares will be 50% each of the outstanding common shares of Beacon.

MPIC additionally agreed to subscribe to 801 million shares of Beacon’s preferred stock for a subscription price of Php10 per share or a total of Php8,010 million.

The completion of the subscription of MPIC to 1,156.5 million common shares and 801 million preferred shares of Beacon was subject to the following conditions, all of which have been satisfied:

(a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (c) full payment of the subscription price, which was made on March 30, 2010. Consequently, on March 30, 2010, MPIC completed its subscription to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or Php24,540 million in the aggregate; and (2) Php6,600 million in cash, as further described below in “Transfer of Meralco Shares to Beacon”.

The completion of the subscription of PCEV to 1,156.5 million common shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) PCEV Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; (c) the approval of the shareholders of PCEV, which was obtained on May 7, 2010; and (d) the full payment of the subscription price, which was made on May 12, 2010.

Although PCEV secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of PCEV’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PCEV recognized as an asset the deposit for future stock subscription of Php23,130 million for its subscription to 1,156.5 million common shares of Beacon. The deposit for future stock subscription was eventually reclassified to investment account when Beacon’s increase in authorized capital stock was approved by the SEC.

The subscription price of PCEV’s and MPIC’s subscription to Beacon shares was offset in full (in the case of PCEV) and in part (in the case of MPIC) against the consideration for the transfer of Meralco shares held by PCEV and MPIC as described in “Transfer of Meralco Shares to Beacon” section below. In addition, MPIC settled its remaining balance in cash. On May 12, 2010, PCEV also completed the purchase from MPIC of 12,500 shares or 50% of the 25,000 Beacon common shares originally owned by MPIC.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares described above, Beacon agreed to purchase 154.2 million and 163.6 million Meralco shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco             shares.

The completion of the sale of the MPIC Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) release of the pledge over the MPIC Meralco shares, which was completed on March 30, 2010. Consequently, on March 30, 2010, MPIC transferred 163.6 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php24,540 million.

The completion of the sale of the PCEV Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) PCEV Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) the approval of the shareholders of PCEV, which was obtained on May 7, 2010. Consequently, on May 12, 2010, PCEV transferred 154.2 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php23,130 million.

The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

Although PCEV secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of PCEV’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PCEV recognized a Php15,084 million investment (initially recognized as deposit for future stock subscription, see discussion above) in Beacon representing the proportionate carrying cost of the 154.2 million Meralco shares transferred to Beacon under the OA. PCEV recognized a deferred gain of Php8,046 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,084 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain, presented as a reduction in PCEV’s investment in Beacon, will only be realized upon the disposal of the investment to a third party.

Subject to rights over certain property dividends that may be declared or distributed in respect of the approximately 317.8 million Transferred Shares, which will be assigned to First Philippine Holdings Corporation, or FPHC, if the Call Option (as discussed below), is exercised, the rights, title and interest transferred to Beacon by MPIC and PCEV in respect of the approximately 317.8 million Transferred Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Transferred Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of all of the foregoing.

PCEV may, at some future time and under such terms and conditions as may be agreed by PCEV and Beacon, transfer to Beacon its remaining 68.8 million Meralco common shares.

Call Option

Under the OA, MPIC assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco held by FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.

The Call Option is exercisable at the option of Beacon during the period from March 15, 2010 until midnight of May 15, 2010. The exercise price for the Option Shares is Php300 per share or an aggregate exercise price of Php22,410 million. Beacon exercised the Call Option on March 30, 2010 and FPHC transferred the 74.7 million shares of Meralco common stock to Beacon in consideration of the payment by Beacon of Php22,410 million in cash on March 30, 2010.

Subject to rights over certain property dividends that may be declared or payable in respect of the 74.7 million shares of Meralco common stock, which are retained by FPHC following the Call Option exercise, the rights, title and interest transferred to Beacon by FPHC in respect of the Option Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Option Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of any sale or disposition of any of the foregoing.

Property Dividends

With respect to the approximately 317.8 million Transferred Shares, the remaining 68.8 million Meralco common shares held by PCEV and the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, certain property dividends that may be declared on such shares.

Governance Arrangements

Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure resulted in a jointly-controlled entity.

On March 30, 2010, Beacon also entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation and PNB Capital and Investment Corporation as joint lead arrangers and various local financial institutions as noteholders. The proceeds of the notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option. As at June 30, 2010, the amount drawn under this facility amounted to Php16,200 million (Php16,018 million, net of debt issuance cost of Php182 million); the remaining undrawn balance amounted to Php1,800 million.

As at June 30, 2010, Beacon held 392.5 million Meralco common shares representing approximately 34.8% equity interest in Meralco with market value of Php73,006 million based on a quoted price of Php186 per share.

PCEV’s Acquisition of Shares in Meralco

On March 12, 2009, FPHC, First Philippine Utilities Corporation, or FPUC, and Lopez, Inc., (collectively, the Lopez Group) and PLDT entered into an investment and cooperation agreement under which: (a) PLDT acquired, through PCEV as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20,070 million, or Php90 per share; and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its designee to nominate certain senior management officers and members of the board of directors and board committees of Meralco.

As part of the transaction, PCEV and FPUC also entered into an exchangeable note agreement under which PCEV purchased an exchangeable note dated April 20, 2009, issued by FPUC, with a face value of Php2,000 million, exchangeable into approximately 22.2 million shares of common stock of Meralco, which form part of the 223 million shares or approximately 20% of Meralco’s voting common shares to be acquired by PCEV in the transaction. The exchange option was exercised simultaneously with the acquisition of such shares by PCEV. PCEV recognized a derivative asset of Php563 million on April 20, 2009 for the exchange option feature of the agreement. The residual amount of Php1,437 million was allocated as the value of the host contract of the exchangeable note. The derivative asset was subsequently carried at fair value through profit or loss while the host contract was carried at amortized cost using effective interest rate.

On July 14, 2009, PCEV completed its acquisition of 223 million shares in Meralco for a cash consideration of Php18,070 million for the purchase of approximately 200.8 million shares and the conversion into approximately 22.2 million shares of an exchangeable note issued by FPUC with a market value, including its derivative option, of Php3,286 million. Thus, the investment in 223 million shares in Meralco was recorded at Php21,356 million and a gain of Php1,286 million was recognized on the exchangeable note, representing the mark-to-market gains of Php1,170 million from the derivative option and the amortization of the note’s discount of Php116 million. The acquisition of the shares was implemented through a special block sale/cross sale executed at the PSE.

PCEV engaged the services of an independent appraiser to determine the fair value of Meralco’s specific identifiable assets and liabilities and allocate the purchase price of PCEV’s investment in Meralco among the identified assets and liabilities based on fair value. Based on the final purchase price allocation, the difference of Php9,672 million between PCEV’s share on the total fair value of Meralco’s specific identifiable assets and liabilities and the total cost of PCEV’s investments was allocated as follows: (a) Php1,517 million for utility, plant and others; (b) Php320 million for investment properties; (c) Php36 million for investments in associates and joint ventures; (d) Php1,286 million for intangible assets particularly for franchise; (e) Php137 million for contingent liability; and (f) Php6,650 million for goodwill.

On March 30, 2010, PCEV reduced its investment in Meralco by Php15,084 million, the proportionate carrying amount of the 154.2 million Meralco shares sold and transferred to Beacon for a consideration of Php23,130 million, see discussion under “Transfer of PCEV’s Equity Interest in Meralco” section. PCEV will continue to use the equity method to account for its remaining investment in 68.8 million of Meralco’s common shares, see Note 3 – Management’s Use of Judgments, Estimates and Assumptions. As at June 30, 2010, the carrying value of investment in Meralco amounted to Php6,675 million with the market value of Php12,797 million based on quoted price of Php186 per share.

Investment of ePLDT in Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based online gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php503 million. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The remaining unpaid balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The total unpaid subscription price of Php75 million was recorded as part of “Others” in the “Accrued expenses and other current liabilities” in our consolidated statement of financial position. See Note 23 – Accrued Expenses and Other Current Liabilities.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 26.87%. As at June 30, 2010 and December 31, 2009, ePLDT’s equity interest in Philweb is 26.4%.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As at December 31, 2009, Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 180 Internet Casino Stations nationwide. As at June 30, 2010 and December 31, 2009, the market value of ePLDT’s investment in Philweb, based on quoted share price, amounted to Php4,974 million and Php6,134 million, respectively.

Investment of ACeS Philippines in AIL

As at June 30, 2010, ACeS Philippines had a 36.99% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net earnings of AIL amounted to Php18 million and Php7 million for the six months ended June 30, 2010 and 2009, respectively. Share in net cumulative losses amounting to Php3,971 million and Php3,953 million as at June 30, 2010 and December 31, 2009, respectively, were not recognized as we do not have any legal or constructive obligation for such losses and have not made any payments on behalf of AIL.

See Note 24 – Related Party Transactions and Note 26 – Contractual Obligations and Commercial Commitments for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Equity Investees

The following tables present the summarized financial information of our investments in associates in conformity with PFRS for equity investees in which we have significant influence:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated Statements of Financial Position:
Noncurrent assets	215,844	136,581
Current assets	56,832	46,755
Equity	118,732	52,143
Noncurrent liabilities	95,788	86,605
Current liabilities	58,156	44,588

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Consolidated Income Statements:
Revenues	128,974	705
Expenses	116,657	480
Other expenses	4,372	–
Net income attributable to controlling interests	5,659	231

The above information includes the financial information of Beacon and Meralco as shown below.

A summary of Beacon’s financial information as at and for the six months ended June 30, 2010 is shown below:

(in million pesos)
Consolidated Statement of Financial Position:
Noncurrent assets	80,700
Current assets	1,308
Equity	64,727
Noncurrent liabilities	16,018
Current liabilities	1,263
Consolidated Income Statement:
Equity share in net income of Meralco	927
Expenses	65
Other expenses	400
Net income for the period	462

A summary of Meralco’s financial information as at June 30, 2010 and December 31, 2009 and for the six months ended June 30, 2010 is shown below:

	June 30,
	2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated Statements of Financial Position:
Noncurrent assets	133,657	135,071
Current assets	53,306	45,342
Equity	62,459	60,878
Noncurrent liabilities	69,685	76,516
Current liabilities	54,819	43,019

Six Months Ended
June 30, 2010
(Unaudited)
(in million pesos)
Consolidated Income Statement:
Revenues	127,463
Expenses	116,293
Other expenses	3,985
Net income attributable to controlling interests	4,851

Investments in Joint Ventures

Investment of ePLDT in ePDS

ePLDT entered into a joint venture agreement on June 27, 2003 with DataPost Pte. Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and G3 Worldwide ASPAC pursuant to which the parties formed ePDS, a bills printing company that performs laser printing and enveloping services for statements, bills and invoices, and other VAS for companies in the Philippines. ePLDT has a 50% equity interest in ePDS, while DataPost has a 30% equity interest. Spring, the largest international mail services provider, owns the remaining 20% equity interest. ePDS has an initial paid-up capital of Php11 million.

Investment of PLDT Global in PLDT Italy

PLDT Global holds 100% nominal interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, the aggregate amount of funding to be contributed by PLDT Global and HGC to PLDT Italy, in equal proportions, is capped at
Euro 7.0 million. PLDT Global and HGC agreed to share equally the profit and loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholding in PLDT Italy to HGC.

On May 17, 2010, the PLDT Italy Board of Directors, during its special meeting, has approved to convert both partner’s debts of Euro 370 thousand into equity and to infuse cash of Euro 130 thousand, totaling Euro 500 thousand.

As at June 30, 2010 and December 31, 2009, the aggregate amount of funding contributed by PLDT Global and HGC to PLDT Italy was Euro 6.5 million and Euro 6.0 million, respectively. PLDT Global’s share of equity in the joint venture as at June 30, 2010 and December 31, 2009 amounted to Euro 3.25 million, or Php214 million and Euro 3.0 million, or Php199.7 million, respectively.

Summarized Financial Information of Joint Ventures

The following table presents the summarized financial information of our investments in joint ventures.

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated Statements of Financial Position:
Noncurrent assets	51	103
Current assets	165	244
Equity	102	57
Noncurrent liabilities	16	88
Current liabilities	98	202

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Consolidated Income Statements:
Revenues	138	123
Expenses	141	266
Net loss attributable to controlling interests	17	144

As at June 30, 2010, we have no outstanding capital commitments with our joint ventures.

11.	Investment in Debt Securities

This account consists of:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
National Power Corporation, or NAPOCOR, Zero Coupon Bond	323	312
Rizal Commercial Banking Corporation, or RCBC, Note	150	150
(Note 28)	473	462

NAPOCOR Zero Coupon Bonds

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond (NAPOCOR Bond) with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.88%. The NAPOCOR Bond, which is classified as a financial asset held-to-maturity, is carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php11 million and Php10 million for the six months ended June 30, 2010 and 2009, respectively.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as held-to-maturity financial asset. Interest income recognized for each of the six months ended June 30, 2010 and 2009 amounted to Php4 million.

12.	Investment Properties

Movements in investment properties are as follows:

	June 30,
	2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of period	1,210	617
Disposals	(55)	(21)
Transfer from (to) property, plant and equipment (Note 9)	(57)	262
Net gains from fair value adjustments (Note 3)	–	352
Balance at end of period (Notes 3 and 28)	1,098	1,210

Investment properties are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by a market evidence in which assets could be exchanged between a knowledgeable willing buyer and seller in an arm’s length transaction at the dates of valuation. None of our investment properties are being leased to third parties that earn rental income.

Repairs and maintenance expenses relating to investment properties amounted to Php34 million and Php33 million for the six months ended June 30, 2010 and 2009, respectively.

13.	Business Combinations and Acquisition of Non-Controlling Interests

2009 Acquisitions

PLDT’s Acquisition of Philcom

On January 3, 2009, PLDT, PremierGlobal Resources and Philippine Global Communications, Inc., or PGCI, executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding shares of Philcom’s common stock for a cash consideration of Php75 million.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition as follows:

(in million pesos)
Assets:
Property, plant and equipment	1,851
Available-for-sale financial assets	5
Deferred income tax assets – net	3
Cash and cash equivalents	51
Trade and other receivables	204
Inventories and supplies	15
Prepayments	8

2,137

Liabilities:
Long-term debt	340
Deferred income tax liabilities – net	381
Pension and other employee benefits	13
Accounts payable	1,206
Accrued expenses and other current liabilities	77
Dividends payable	2
Income tax payable	3

2,022

115
Non-controlling interests	40

Net assets acquired	75

Non-controlling interests represent the interest not owned by Philcom in its two subsidiaries, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value and gross amount of trade and other receivables amounted to Php204 million and Php679 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php475 million.

Total revenues and net income of Philcom included in our 2009 consolidated income statement from the time of acquisition until December 31, 2009 amounted to Php387 million and Php2 million, respectively.

ePLDT’s Acquisition of BayanTrade

On January 20, 2009 and April 15, 2009, ePLDT acquired additional equity interest of 34.3% and 48.4%, respectively, in BayanTrade for a cash consideration of Php28 million and Php39 million, respectively, thereby increasing its ownership interest to 93.5% as at April 15, 2009. As a result of the transaction, provisional goodwill amounting to Php184 million, representing the difference between the consideration of Php61 million, net of Php5 million accumulated equity share in net losses of BayanTrade, and the book value of the interest acquired, was recognized.

The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional values on April 15, 2009 as follows:

(in million pesos)
Assets:
Property, plant and equipment	21
Provisional goodwill (Note 14)	184
Deferred income tax assets – net	19
Advances and refundable deposits	11
Cash and cash equivalents	6
Trade and other receivables	179
Prepayments and other current assets	6

426

Liabilities:
Long-term debt	150
Pension and other employee benefits	5
Other noncurrent liabilities	59
Accounts payable	85
Accrued expenses and other current liabilities	75

374

52
Non-controlling interests	(9)

Net assets acquired	61

The net assets recognized at the date of acquisition were based on provisional fair values since ePLDT is still in the process of finalizing the valuation as at August 3, 2010.

Non-controlling interests represent interest not owned by ePLDT, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value of trade and other receivables and advances and refundable deposits amounted to Php179 million and Php11 million, respectively. The gross amount of trade and other receivables and advances and refundable deposits amounted to Php195 million and Php11 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php16 million. None of the advances and refundable deposits has been impaired and it is expected that the full contractual amount can be collected.

The provisional goodwill of Php184 million pertains to the fair value of assembled workforce which offers managed information technology services and has personnel with skills in Systems, Applications and Products, Microsoft and other Enterprise Resource Planning, or ERP. They have the largest pool of ERP practitioners in the South East Asia region.

Our consolidated revenues would have increased by Php61 million while our consolidated net income would have decreased by Php19 million for the year ended December 31, 2009 had the acquisition of BayanTrade actually taken place on January 1, 2009. Total revenues and net losses of BayanTrade included in our 2009 consolidated income statement from April 15, 2009 to December 31, 2009 amounted to Php275 million and Php27 million, respectively.

Smart’s Acquisition of Non-Controlling Interests in PCEV

Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire at Php8.50 per share, fully payable in cash on August 12, 2009, from PCEV’s non-controlling shareholders up to approximately 840 million shares. These shares represented approximately 7.2% of the outstanding common stock of PCEV at that time. Smart filed the Tender Offer Report with the Philippine SEC and the PSE on June 23, 2009 pursuant to Section 19 of the Securities Regulation Code, or SRC. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93.0% of PCEV’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of PCEV. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of non-controlling interests acquired of Php5,479 million presented as part of capital in excess of par value account under “Equity” in our consolidated statements of financial position.

Smart’s Acquisition of Shares in BOW

In July 2009, Smart (through its subsidiary, SCH) increased its shareholdings in BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector to approximately 1.2 million shares representing 51.0% of the total issued and outstanding shares of BOW from 381 thousand shares or 28.3%. Total acquisition cost for Smart’s investment in BOW amounted to US$9 million, or Php439 million, which consists of: (a) US$4 million, or Php182 million, in cash; (b) US$2 million, or Php119 million, worth of advances; and (c) fair value of previously held interest amounting to US$3 million, or Php138 million. Net cash outflow related to the acquisition was US$12 million, or Php552 million, representing cash payment of US$17 million, or Php783 million, net of cash acquired from BOW of US$5 million, or Php231 million.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values in July 2009 as follows:

	In U.S. Dollar	In Php(1)
	(in millions)
Assets:
Property, plant and equipment	12	558
Goodwill (Note 14)	1	45
Intangible assets (Note 14)	5	221
Advances and refundable deposits	–	7
Cash and cash equivalents	5	231
Trade and other receivables	–	33
Prepayments	–	31

	23	1,126

Liabilities:
Long-term debt	4	203
Accrued expenses and other current liabilities	2	106

	6	309

	17	817
Non-controlling interests	8	378

Net assets acquired	9	439

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php48.07 to US$1.00.

Non-controlling interests represent interest not owned by Smart, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value of trade and other receivables and advances and refundable deposits, which is equal to gross amount, amounted to Php33 million and Php7 million, respectively.

The acquisition date fair value of previously held equity interest of 28.3% by Smart immediately before the acquisition date amounted to Php138 million. The amount of loss recognized as a result of remeasuring previously held equity interest to fair value amounted to Php381 million and is included in “Equity share in net earnings (losses) of associates and joint ventures” in our consolidated income statement.

The goodwill of Php45 million pertains to the fair value of the expected synergies arising from the acquisition of BOW by SCH. BOW is expected to complement Smart Link, Smart’s satellite service catering to the mobile communication requirements of the international maritime market.

Our consolidated revenues would have increased by Php68 million while our consolidated net income would have decreased by Php300 million for the year ended December 31, 2009 had the additional acquisition of BOW actually taken place on January 1, 2009. Total revenues and net losses of BOW included in our 2009 consolidated income statement from July 2009 to December 31, 2009 amounted to Php10 million and Php906 million, respectively.

SPi’s Acquisition of Laguna Medical Systems, Inc., or Laguna Medical

On August 31, 2009, SPi acquired through SPi-America, a wholly-owned U.S. subsidiary of SPi, a 100% equity interest in Laguna Medical for a cash contribution of US$6.6 million, or Php313 million, plus a contingent consideration in the form of a mandatory put-call option with an aggregate fair value at acquisition date of US$5.4 million, or Php257 million. As at date of the acquisition, the net cash outflows related on acquisition was US$5.6 million, or Php287 million, representing cash payments of US$6.6 million, or Php313 million, net of cash acquired from Laguna Medical of US$1 million, or Php26 million. Total purchase price consideration including the fair market value of contingent liability at acquisition date amounted to US$12 million, or Php579 million. Incidental cost related to the acquisition was recognized as expense. See Note 21 – Deferred Credits and Other Noncurrent Liabilities and Note 23 – Accrued Expenses and Other Current Liabilities.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of Laguna as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	In U.S. Dollar	In Php(1)
	(in millions)
Assets:
Property, plant and equipment	–	8
Goodwill (Note 14)	10	463
Intangible assets (Note 14)	2	73
Deferred income tax assets – net	–	3
Cash and cash equivalents	1	26
Trade and other receivables	1	53
Other current assets	–	15

	14	641

Liabilities:
Accounts payable	–	4
Accrued expenses and other current liabilities	1	24
Deferred income tax liabilities – net	1	29
Other current liabilities	–	5

	2	62

Net assets acquired	12	579

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php47.42 to US$1.00.

Laguna Medical was accounted for in our consolidated financial statements using the purchase price method of accounting, which resulted in goodwill amounting to Php463 million on August 31, 2009.

The goodwill pertains to the fair value of expanding the healthcare product offering of SPi and other unidentified intangible assets that did not qualify as intangible assets under PAS 38.

The intangible assets pertaining to Laguna Medical’s customer relationship and internally developed software were determined at Php50 million and Php23 million, respectively, with estimated useful lives of eight and three years, respectively. Intangible assets were valued by an independent appraiser based on multiple excess earnings approach using weighted average cost of capital of 10.69%.

The fair value of trade and other receivables, which is equal to gross amount, amounted to Php53.4 million. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php0.4 million.

Our consolidated revenues would have increased by Php237 million while our consolidated net income would have increased by Php8 million for the year ended December 31, 2009 had the acquisition of Laguna Medical actually taken place on January 1, 2009. Total revenues and net income of Laguna Medical included in our 2009 consolidated income statement from August 31, 2009 to December 31, 2009 amounted to Php103 million and Php0.3 million, respectively.

Smart’s Acquisition of PDSI

In May and October 2009, Smart acquired an aggregate of approximately 84 million shares, representing the total issued and outstanding capital stock of PDSI, for a total consideration of Php1,569 million. The acquisition was completed on two dates: (a) the first closing took place on May 14, 2009 and involved the acquisition of approximately 34 million shares representing 40% of the issued and outstanding shares of PDSI for a consideration of Php632 million; and (b) the second closing took place on October 2, 2009 and involved the acquisition of the remaining approximately 50 million shares representing 60% of the issued and outstanding             shares of PDSI for a consideration of Php937 million.

The purchase price consideration was allocated based on the result of estimates generated from the excess earnings and relief from royalty methods. A fixed asset appraisal was conducted by an independent appraiser to provide the fair market values of the specific fixed assets owned by PDSI. Identified and measurable tangible and intangible assets were totaled and measured against the purchase price with goodwill assigned to the residual value. The results are summarized in the table below:

(in million
pesos)
Assets:
Property, plant and equipment	93
Goodwill (Note 14)	1,530
Intangible assets (Note 14)	16
Prepayments	10
Advances and refundable deposits – net of current portion	8
Cash and cash equivalents	12
Trade and other receivables	42
Current portion of advances and refundable deposits	6

1,717

Liabilities:
Accounts payable	30
Accrued expenses and other current liabilities	116
Income tax payable	2
148
Net assets acquired	1,569

The acquisition date fair value of the 40% equity interest in PDSI that had been held by Smart immediately before the acquisition date amounted to Php632 million.

The provisional goodwill in 2009 was reduced by the increase in the property, plant and equipment amounting to Php51 million and the recognition of intangible assets amounting to Php16 million.

The goodwill of Php1,530 million pertains to the fair value of the expected synergies arising from the acquisition of PDSI by Smart. PDSI is expected to complement SBI’s broadband internet service.

Our consolidated revenues would have increased by Php241 million while our consolidated net income would have decreased by Php9 million for the year ended December 31, 2009 had the acquisition of PDSI actually taken place on January 1, 2009. Total revenues and net losses of PDSI included in our 2009 consolidated net income from October 2, 2009 to December 31, 2009 amounted to Php80 million and Php13 million, respectively.

Smart’s Acquisition of Chikka

On December 18, 2009, Smart acquired 120 thousand common shares, representing 100% of the outstanding share capital of Chikka for a total consideration of US$13.5 million, or Php629 million, of which US$12.1 million, or Php564 million, was paid in cash on December 18, 2009 and the balance of US$1.4 million, or Php65 million, will be settled on a date mutually acceptable to both Smart and Chikka. See Note 23 – Accrued Expenses and Other Current Liabilities.

The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional values on December 18, 2009 as follows:

(in million pesos)
Assets:
Property, plant and equipment	8
Provisional goodwill (Note 14)	561
Intangible assets (Note 14)	27
Advances and refundable deposits – net of current portion	1
Cash and cash equivalents	89
Trade and other receivables	51
Current portion of advances and refundable deposits	19

756

Liabilities:
Accounts payable	8
Accrued expenses and other current liabilities	105
Accrued retirement benefits	12
Income tax payable	2

127

Net assets acquired	629

The net assets recognized at the date of acquisition were based on provisional fair values as Smart had sought an independent valuation for the assets owned by Chikka. The results of this valuation had not been finalized as at August 3, 2010.

The fair value of trade and other receivables and advances and refundable deposits amounted to Php51 million and Php20 million, respectively. The gross amount of trade and other receivables and advances and refundable deposits amounted to Php67 million and Php20 million, respectively. The amount of allowance for impairment for uncollectible amount for trade and other receivables amounted to Php16 million. None of the advances and refundable deposits has been impaired and it is expected that the full contractual amount can be collected.

The provisional goodwill of Php561 million pertains to the fair value of the expected synergies arising from the acquisition of Chikka by Smart. As a content provider, Chikka is expected to enhance Smart’s revenue stream from VAS.

Our consolidated revenues would have increased by Php189 million while our consolidated net income would have decreased by Php6 million for the year ended December 31, 2009 had the acquisition of Chikka actually taken place on January 1, 2009. The results of operation of Chikka from December 18, 2009 to December 31, 2009 were not included in our 2009 consolidated income statement since it was not material.

14.	Goodwill and Intangible Assets

Movements in goodwill and intangible assets are as follows:

	Intangible Assets							Total Goodwill
				Technology		Total		and Intangible
	Customer List	Spectrum	Licenses	Application	Trademark	Intangible Assets	Goodwill	Assets
	(in million pesos)
June 30, 2010 (Unaudited)
Costs:
Balance at beginning of period	1,655	1,205	613	967	27	4,467	15,201	19,668
Translation and other adjustments	49	–	–	23	–	72	(23)	49
Additions	–	–	10	–	1	11	–	11

Balance at end of period	1,704	1,205	623	990	28	4,550	15,178	19,728

Accumulated amortization and impairment:
Balance at beginning of period	995	428	448	964	–	2,835	3,809	6,644
Amortization during the period	111	40	17	7	3	178	–	178
Translation and other adjustments	(1)	–	–	3	–	2	–	2

Balance at end of period	1,105	468	465	974	3	3,015	3,809	6,824

Net balance at end of period (Notes 3 and 28)	599	737	158	16	25	1,535	11,369	12,904

Estimated useful lives (in years)	1 – 8	15	3 – 18	3 – 5	6	–	–	–
Remaining useful lives (in years)	1 – 7	9	1 – 12	2	6	–	–	–

December 31, 2009 (Audited)
Costs:
Balance at beginning of year	1,696	1,205	370	894	–	4,165	12,289	16,454
Business combinations (Notes 3, 13 and 21)	–	–	221	–	27	248	3,013	3,261
Translation and other adjustments	(41)	–	22	73	–	54	(101)	(47)
Balance at end of year	1,655	1,205	613	967	27	4,467	15,201	19,668

Accumulated amortization and impairment:
Balance at beginning of year	794	348	203	860	–	2,205	3,799	6,004
Impairment during the year (Notes 4 and 5)	–	–	213	73	–	286	93	379
Amortization during the year	220	80	37	31	–	368	–	368
Translation and other adjustments	(19)	–	(5)	–	–	(24)	(83)	(107)
Balance at end of year	995	428	448	964	–	2,835	3,809	6,644

Net balance at end of year (Notes 3 and 28)	660	777	165	3	27	1,632	11,392	13,024

Estimated useful lives (in years)	1 – 7	15	3 – 18	4 – 5	6	–	–	–
Remaining useful lives (in years)	1 – 4	10	2 – 13	1	6	–	–	–

Intangible Assets

In 2009, Smart recognized intangible assets of Php221 million for licenses and fees in BOW for the perpetual and exclusive worldwide maritime licenses granted by Altobridge, Limited to BOW to facilitate the successful communication between GSM and satellite communication networks. Smart recognized an impairment charge of Php213 million, net of amortization of Php8 million, for the year ended December 31, 2009, reducing the amount of intangible assets in BOW to zero as at December 31, 2009. The impairment loss resulted from the annual impairment test done on the assets. See Note 9 – Property, Plant and Equipment for the basis of impairment valuation.

Smart also recognized in 2009 intangible assets of Php51 million in Chikka for patents and trademark relating to Chikka’s internet-based instant messaging facility. These applications were filed in different countries such as Singapore, United Kingdom and the U.S.

The consolidated future amortization of other intangible assets as at June 30, 2010 is as follows:

Year	(in million pesos)
2010(1)	181
2011	321
2012	263
2013	202
2014 and onwards	568

Balance at end of period	1,535

(1)	July 1, 2010 through December 31, 2010.

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI, CURE and Airborne Access

The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at June 30, 2010, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI in 2004, CURE in 2008, SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008 and based on provisional value from acquisition of PDSI and Chikka in 2009. The test for recoverability of Smart’s goodwill, excluding provisional goodwill, was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

Although revenue streams may be segregated among Smart, CURE and SBI through subscribers availing themselves of their respective cellular (for Smart and CURE) and wireless broadband (for SBI) services, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common-used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 3G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone. With the common use of wireless assets of Smart in providing 3G cellular and wireless broadband access, the lowest level of assets of CURE and SBI for which cash flows are clearly identifiable from other groups of assets is Smart’s wireless business segment.

The recoverable amount of this segment had been determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by the Board of Directors, covering a five-year period from 2010 to 2014. The pre-tax discount rate applied to cash flow projections is 8.7% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

With regard to the assessment of value-in-use of the entire operations, management believes that no reasonably possible change in the discount of 1% point would cause the carrying value of the unit to materially exceed its recoverable amount.

There were no impairment indicators identified as at June 30, 2010. Annual impairment testing will be performed at year-end.

Goodwill from Acquisition of BOW

In December 2009, SCH recognized full impairment loss of Php45 million on goodwill resulting from its acquisition of BOW. The impairment loss resulted from the annual impairment test done on the assets. See
Note 9 – Property, Plant and Equipment for the basis of impairment valuation.

Goodwill from Acquisition of SPi and its Subsidiaries, CyMed, Inc., or CyMed, and Springfield Service Corp., or Springfield

The goodwill acquired through the SPi, CyMed and Springfield transactions was allocated for impairment testing to each of the cash-generating units of those businesses, namely medical transcription, litigation, content and medical billing. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The discount rate applied was 15% which was based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or business of a cash-generating unit.

ePLDT recognized an impairment loss of Php1,815 million for the year ended December 31, 2008 pertaining to the medical transcription and litigation businesses of SPi, since the carrying amount of the individual assets of the said business, exceeded the recoverable amount in 2008. In 2009, ePLDT performed an impairment testing in its goodwill from the acquisition of SPi and its Subsidiaries, CyMed and Springfield and no additional impairment charge was recognized.

There were no impairment indicators identified as at June 30, 2010. Annual impairment testing will be performed at year-end.

Goodwill from Acquisition of Level Up!

Goodwill acquired from our acquisition in 2006 of a 60% equity interest in Level Up! was tested for impairment in December 2009 where the recoverable amount was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors of ePLDT. The discount rate of 22% was applied based on the weighted average cost of capital adjusted for specific risks associated with the assets or business. ePLDT recognized an impairment charge of Php203 million for the year ended December 31, 2008 pertaining to the goodwill from acquisition of Level Up!. In 2009, ePLDT performed an impairment testing in its goodwill from the acquisition of Level Up! and no additional impairment charge was recognized.

There were no impairment indicators identified as at June 30, 2010. Annual impairment testing will be performed at year-end.

Goodwill from Acquisition of Digital Paradise

Goodwill acquired from the acquisition of Digital Paradise was tested for impairment in December 2009 based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The discount rate applied was 22% which was based on the weighted average cost of capital. ePLDT recognized full impairment provision of Php85 million as at December 31, 2009.

15.	Cash and Cash Equivalents

This account consists of:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 28)	3,065	3,300
Temporary cash investments (Note 28)	25,813	35,019

	28,878	38,319

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 28 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php564 million and Php733 million for the period ended June 30, 2010 and 2009, respectively.

16.	Trade and Other Receivables

This account consists of receivables from:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Corporate subscribers (Notes 24 and 28)	9,192	9,106
Retail subscribers (Note 28)	8,320	8,026
Foreign administrations (Note 28)	4,758	4,353
Domestic carriers (Notes 24 and 28)	1,961	1,267
Dealers, agents and others (Notes 24 and 28)	4,190	3,927

	28,421	26,679
Less allowance for doubtful accounts	13,006	11,950

	15,415	14,729

Movements in the allowance for doubtful accounts are as follows:

		Corporate		Foreign		Dealers, Agents and
	Total	Subscribers	Retail Subscribers	Administrations	Domestic Carriers	Others
	(in million pesos)
June 30, 2010 (Unaudited)
Balance at beginning of period	11,950	6,677	4,480	289	83	421
Provisions for the period (Notes 3 and 5)	1,068	522	412	40	9	85
Write-offs	(12)	(7)	–	(2)	–	(3)
Translation and other adjustments	–	(140)	(10)	80	(13)	83

Balance at end of period	13,006	7,052	4,882	407	79	586

Individual impairment	10,503	6,603	2,946	407	79	468
Collective impairment	2,503	449	1,936	–	–	118

	13,006	7,052	4,882	407	79	586

Gross amount of receivables individually impaired, before deducting any impairment allowance	10,503	6,603	2,946	407	79	468

December 31, 2009 (Audited)
Balance at beginning of year	12,336	6,323	5,089	439	174	311
Provisions for the year	2,335	670	1,512	18	35	100
Business combinations (Note 13)	513	36	454	–	–	23
Reversals	(46)	(18)	(9)	(13)	(6)	–
Write-offs	(3,212)	(1,178)	(1,657)	(216)	(157)	(4)
Translation and other adjustments	24	844	(909)	61	37	(9)
Balance at end of year	11,950	6,677	4,480	289	83	421

Individual impairment	9,624	6,256	2,595	289	83	401
Collective impairment	2,326	421	1,885	–	–	20

	11,950	6,677	4,480	289	83	421

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,624	6,256	2,595	289	83	401

Receivables from foreign administrations and domestic carriers represent receivables arising from interconnection agreements with other telecommunication carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

17.	Inventories and Supplies

This account consists of:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Spare parts and supplies:
At net realizable value	1,187	982
At cost	2,201	1,998
Terminal and cellular phone units:
At net realizable value	745	652
At cost	926	981
Others:
At net realizable value	629	531
At cost	632	534
Total inventories at the lower of cost or net realizable value (Note 28)	2,561	2,165

The cost of inventories and supplies recognized as expense for the period are as follows:

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Cost of sales	1,964	1,310
Repairs and maintenance	144	217
Write-down of inventories and supplies (Notes 3 and 5)	33	43
	2,141	1,570

18.	Prepayments

This account consists of:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Prepaid taxes	7,467	7,768
Prepaid benefit costs (Notes 3 and 25)	5,344	5,414
Prepaid fees and licenses	208	44
Prepaid rent – net (Notes 3 and 26)	155	208
Prepaid insurance (Note 24)	106	109
Other prepayments	230	218

	13,510	13,761
Less current portion of prepayments (Note 28)	5,263	5,098

Noncurrent portion of prepayments (Note 28)	8,247	8,663

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Prepaid benefit costs represent excess of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 25 – Share-based Payments and Employee Benefits.

Option to Purchase Series C Preferred Shares of ProtoStar

On September 16, 2008, PLDT signed an option to purchase Series C Preferred Shares of ProtoStar pursuant to which PLDT was entitled to subscribe for and purchase 39.7 million Series C Preferred Shares at the exercise price of US$0.6925 per share during the exercise period. PLDT paid US$27.5 million to ProtoStar as a deposit to pay the exercise price if PLDT exercised the option or, if not exercised, such payment would be applied as payment of the service fees to ProtoStar under the Space Segment Services Agreement between PLDT and ProtoStar. On May 15, 2009, PLDT formally advised ProtoStar that it will not exercise its option to purchase ProtoStar’s Series C Preferred Shares and that it has elected to apply the US$27.5 million it had paid for such option as Priority Deposit under the Space Segment Services Agreement, which amount was deemed as full prepayment of the space segment services under said agreement.

On July 29, 2009, ProtoStar and its affiliates ProtoStar Satellite Systems, Inc., ProtoStar I Ltd., ProtoStar II Ltd., ProtoStar Development Ltd. and ProtoStar Asia Pte. Ltd. each filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending before the United States Bankruptcy Court for the District of Delaware. PLDT is actively participating in the ProtoStar bankruptcy cases through a legal counsel to preserve the value of its prepayment. An auction of ProtoStar’s ProtoStar I satellite was held in October 2009 and of ProtoStar’s ProtoStar II satellite in December 2009, the proceeds of which are to be distributed first to ProtoStar’s secured lenders and the balance, if any, to its unsecured lenders, once the bankruptcy court has finally determined over the objection and challenge of the unsecured lenders, that the secured lenders have perfected their security over said assets and are entitled to priority in payment. The filing of the bankruptcy case and the eventual sale of the ProtoStar I satellite constitute a breach by ProtoStar of the Space Segment Services Agreement. On this basis, we recognized a full impairment provision of US$27.5 million, or Php1,304 million, in 2009 with respect to our prepayments on the Space Segment Services Agreement. The bankruptcy proceeding is still in progress as at August 3, 2010. The US$27.5 million was presented as part of prepaid rent in the above table, net of the impairment provision.

19.	Equity

The movement of PLDT’s capital account are as follows:

	Preferred Stock – Php10 par value per share
			Total Preferred		Common Stock – Php5 par
	Series A to EE	IV	Stock		value per share
	No. of Shares			Amount	No. of Shares	Amount
			(in millions)
Authorized			823	Php8,230	234	Php1,170

Issued
Balance as at January 1, 2009	405	36	441	Php4,415	189	Php947
Issuance	–	–	–	2	–	–
Conversion	–	–	–	(1)	–	–

Balance as at December 31, 2009 (Audited)	405	36	441	Php4,416	189	Php947

Balance as at January 1, 2010	405	36	441	Php4,416	189	Php947
Issuance	–	–	–	1	–	–
Balance as at June 30, 2010 (Unaudited)	405	36	441	Php4,417	189	Php947

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to II 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at June 30, 2010, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of             shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 26, 2010, the Board of Directors designated 100 thousand shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock for issuance from January 1, 2010 to December 31, 2012.

The issuance of each of SIP Series FF, GG and HH is an exempt transaction under Section 10.2 of the SRC, as confirmed by the Philippine SEC in a letter sent to us on April 2, 2007. As at June 30, 2010, there were no issued and outstanding shares for Series FF, GG and HH.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The provisions of the resolutions creating preferred stock limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Common Stock

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholder value. This also reinforces initiatives that PLDT has already undertaken such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 70% of our earnings per share, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at June 30, 2010 and December 31, 2009, we had acquired a total of approximately 2.7 million             shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million in accordance with the share buyback program. See Note 8 – Earnings Per Common Share and Note 28 – Financial Assets and Liabilities.

Dividends Declared For The Six Months Ended June 30, 2010 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
10% Cumulative Convertible Preferred Stock
Series CC	January 26, 2010	February 25, 2010	March 31, 2010	Php1.00	17
Series DD	January 26, 2010	February 11, 2010	February 26, 2010	1.00	2
Series EE	March 26, 2010	April 23, 2010	May 31, 2010	1.00	–
					19

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2010	February 19, 2010	March 15, 2010	Php–	12
	May 13, 2010	May 27, 2010	June 15, 2010	–	13
					25

Common Stock
Regular Dividend	March 2, 2010	March 17, 2010	April 20, 2010	Php76.00	14,197
Special Dividend	March 2, 2010	March 17, 2010	April 20, 2010	65.00	12,142

					26,339

Charged to retained earnings					26,383

*	Dividends were declared based on total amount paid up.

Dividends Declared For Six Months Ended June 30, 2009 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 3, 2009	March 19, 2009	April 15, 2009	Php4.675		–
	June 9, 2009	June 25, 2009	July 15, 2009		4.675	–
Series VI	March 3, 2009	March 19, 2009	April 15, 2009	US$	0.09925	–
	June 9, 2009	June 25, 2009	July 15, 2009		0.09925	–
Charged to income						–

10% Cumulative Convertible Preferred Stock
Series CC	January 27, 2009	February 26, 2009	March 31, 2009	Php1.00		17
Series DD	January 27, 2009	February 13, 2009	February 27, 2009		1.00	3
Series EE	March 31, 2009	April 30, 2009	May 29, 2009		1.00	–
						20

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 27, 2009	February 20, 2009	March 15, 2009	Php–		12
	May 5, 2009	May 22, 2009	June 15, 2009		–	13

						25

Common Stock
Regular Dividend	March 3, 2009	March 18, 2009	April 21, 2009	Php70.00		13,124
Special Dividend	March 3, 2009	March 18, 2009	April 21, 2009		60.00	11,249

						24,373

Charged to retained earnings						24,418

Dividends Declared after June 30, 2010 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	August 3, 2010	August 18, 2010	September 15, 2010	Php–	12

10% Cumulative Convertible Preferred Stock
Series A	July 7, 2010	August 5, 2010	August 31, 2010	Php1.00	2
Series B	August 3, 2010	September 2, 2010	September 30, 2010	1.00	1
Series F	August 3, 2010	September 2, 2010	September 30, 2010	1.00	2
Series I	July 7, 2010	August 5, 2010	August 31, 2010	1.00	5
Series Q	August 3, 2010	September 2, 2010	September 30, 2010	1.00	11
Series R	July 7, 2010	August 5, 2010	August 31, 2010	1.00	9
Series V	August 3, 2010	September 2, 2010	September 30, 2010	1.00	39
Series W	July 7, 2010	August 5, 2010	August 31, 2010	1.00	49
Series Z	August 3, 2010	September 2, 2010	September 30, 2010	1.00	37
Series AA	July 7, 2010	August 5, 2010	August 31, 2010	1.00	42
Series BB	July 7, 2010	August 5, 2010	August 31, 2010	1.00	21

					218

Common Stock
Regular Dividend	August 3, 2010	August 19, 2010	September 21, 2010	Php78.00	14,570

					14,800

*	Dividends were declared based on total amount paid up.

20.	Interest-bearing Financial Liabilities

This account consists of the following:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23, 26 and 28)	82,215	86,066
Obligations under finance lease (Notes 3, 4, 5, 23, 26 and 28)	10	13

	82,225	86,079

Current portion of interest-bearing financial liabilities:
Notes payable (Notes 4, 5, 23, 26 and 28)	186	2,279
Long-term debt maturing within one year (Notes 4, 5, 9, 23, 26 and 28)	10,955	10,384
Obligations under finance lease maturing within one year (Notes 3, 4, 5, 26 and 28)	7	51
	11,148	12,714

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities are as follows:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt (Note 28)	3,534	3,858
Obligation under finance lease	2	3

Unamortized debt discount at end of period	3,536	3,861

The following table describes all changes to unamortized debt discount.

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of period	3,861	4,577
Additions during the period	97	182
Revaluations during the period	66	22
Accretion during the period included as part of “Financing costs – net –Accretion on financial liabilities” (Note 5)	(488)	(920)
Unamortized debt discount at end of period	3,536	3,861

Long-term Debt

Long-term debt consists of:

		June 30, 2010			December 31, 2009
Description	Interest Rates	(Unaudited)			(Audited)
				(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 0.05% to 1.35% in 2010 and US$ LIBOR + 0.05% to 1.35% in 2009	US$	91	Php4,235	US$	58	Php2,681
Exportkreditnamnden, or EKN	3.79% in 2010 and 2009		16	755		18	860
Kreditanstalt für Wiederaufbau, or KfW	US$ LIBOR + 0.65% to 2.50% in 2010 and 5.65% and US$ LIBOR + 0.65% to 2.50% in 2009	10		485	31		1,454

			117	5,475		107	4,995
Fixed Rate Notes	8.35% to 11.375% in 2010 and 2009	375		17,394	385		17,876
Term Loans:
Debt Exchange Facility	2.25% in 2010 and 2009		216	10,047		209	9,725
GSM Network Expansion Facilities	4.515% to 4.70% and US$ LIBOR + 0.42% to 1.85% in 2010 and 4.49% to 4.70% and US$ LIBOR + 0.42% to 1.85% in 2009	127		5,879	157		7,274
Others	2.79% + swap rate and US$ LIBOR + 0.42% to 0.50% in 2010 and 6%; 2.79% + swap rate and US$ LIBOR + 0.42% to 0.50% in 2009	102		4,723	118		5,484
		US$	937	43,518	US$	976	45,354

Philippine Peso Debts:
Corporate Notes	5.625% to 9.1038% and PDST-F + 1.25% in 2010 and 2009			24,840			24,863
Term Loans:
Unsecured Term Loans	6.125% to 8.7792% and PDST-F + 0.75% to 1.50% in 2010 and 2009			24,680			26,088
Secured Term Loans	PDST-F + 1.375% and AUB’s prime rate in 2010 and PDST-F + 5.70% + Bank’s cost of funds; PDST-F + 1.375% and AUB’s prime rate in 2009			132			145

				49,652			51,096

Total long-term debt				93,170			96,450
Less portion maturing within one year (Note 28)				10,955			10,384

Noncurrent portion of long-term (Note 28)				Php82,215			Php86,066

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at June 30, 2010 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
		(in millions)
2010(1)	70	3,227	2,131	5,358
2011	104	4,806	7,900	12,706
2012	234	10,885	9,627	20,512
2013	59	2,762	9,027	11,789
2014 and onwards	545	25,280	21,059	46,339

	1,012	46,960	49,744	96,704

(1)	July 1, 2010 through December 31, 2010.

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Finnvera, Plc, or Finnvera

On February 11, 2005, Smart signed a refinancing facility with Finnish Export Credit, Plc, as Lender, and ING Bank N.V., as Arranger and Facility Agent under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility was covered by a guarantee from Finnvera, the Finnish Export Credit Agency, for 100% of the political and commercial risk for the refinancing facility of GSM Phases 5A and 5B. The facility was payable in equal semi-annual payments over five years starting September 1, 2005 and was fully paid on March 1, 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility.

On May 14, 2009, Smart signed a US$50 million five-year term facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc guaranteed by Finnvera and awarded to Calyon as the Arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual payments. As at June 30, 2010, US$45 million (US$43 million, net of unamortized debt discount of US$2 million), or Php2,089 million (Php2,023 million, net of unamortized debt discount of Php66 million), remained outstanding.

On October 9, 2009, Smart signed a US$50 million five-year term loan facility to finance GSM equipment and services contracts with Finnish Export Credit, Plc guaranteed by Finnvera, the Finnish Export Credit Agency, for 100% political and commercial risk cover. The facility was awarded to Citicorp as the Arranger. The loan is payable over five years in ten equal semi-annual payments. As at June 30, 2010, US$50 million (US$48 million, net of unamortized debt discount of US$2 million), or Php2,321 million (Php2,212 million, net of unamortized debt discount of Php109 million), remained outstanding.

Exportkreditnamnden, or EKN

On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning and testing of Wireless Code Division Multiple Access, or W-CDMA/High Speed Packet Access project with Nordea Bank AB as Original Lender, Arranger and Facility Agent and subsequently assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) supported by EKN on December 10, 2008. The amounts of US$8 million, US$13 million and US$1 million were drawn on December 15, 2008, August 5, 2009 and September 1, 2009, respectively. This facility is payable semi-annually in ten equal installments commencing six months from December 10, 2008. As at June 30, 2010, the outstanding balance under the facility amounted to US$17 million (US$16 million, net of unamortized debt discount of US$1 million) or Php780 million (Php755 million, net of unamortized debt discount of Php25 million).

Kreditanstalt für Wiederaufbau, or KfW

As at June 30, 2010, we owed an aggregate principal amount of US$10 million, or Php485 million, to KfW, a German state-owned development bank, as follows:

•	US$8 million provided in connection with the US$149 million refinancing facility discussed below; and

•	US$2 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$1 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. On various dates from 2002 to 2004, we had drawn a total of US$140 million under this facility. PLDT waived further disbursements under this refinancing facility effective September 1, 2004 and the undrawn portion of US$9 million was cancelled.

From the outstanding amount of US$10 million as at June 30, 2010, approximately US$1 million was paid on July 21, 2010 and approximately US$9 million will mature on October 15, 2010. Principal amortizations on these loans are payable in equal semi-annual installments.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding:

			June 30, 2010			December 31, 2009
Principal Amount	Interest Rate	Maturity Date	(Unaudited)			(Audited)
					(in millions)
US$234,259,000	8.350%	March 6, 2017	US$	232	Php10,747	US$	242	Php11,256
US$145,789,000	11.375%	May 15, 2012		143	6,647		143	6,620
			US$	375	Php17,394	US$	385	Php17,876

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

As at June 30, 2010, the outstanding balance of the Facility amounted to US$280 million (US$216 million, net of unamortized debt discount of US$64 million), or Php13,005 million (Php10,047 million, net of unamortized debt discount of Php2,958 million). The Facility will be payable in full on June 30, 2014.

GSM Network Expansion Facilities

On August 8, 2005, Smart signed a US$30 million commercial facility with Nordic Investment Bank to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a five-year term loan payable semi-annually in ten equal installments with final repayment on July 11, 2011. The facility was drawn on July 11, 2006 for the full amount of US$30 million. As at June 30, 2010, the amount of US$9 million (US$9 million, net of unamortized debt discount of US$14 thousand), or Php418 million (Php417 million, net of unamortized debt discount of Php1 million), remained outstanding.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with Finnish Export Credit, Plc as the Lender. Smart opted to utilize only a total of US$67 million of which US$10 million and US$57 million were drawn on February 15, 2006 and March 13, 2006, respectively. The undrawn balance of US$3 million was cancelled. The facility is a five-year term loan payable in ten equal semi-annual installments with final repayment on September 1, 2010. As at June 30, 2010, US$7 million (US$7 million, net of unamortized debt discount of US$4 thousand), or Php339 million (Php339 million, net of unamortized debt discount of Php203 thousand), remained outstanding.

On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is Finnish Export Credit, Plc with ABN AMRO Bank N.V., Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a five-year term loan payable in ten equal semi-annual installments with final repayment on July 15, 2011. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. As at June 30, 2010, US$13 million (US$13 million, net of unamortized debt discount of US$23 thousand), or Php616 million (Php615 million, net of unamortized debt discount of Php1 million), remained outstanding.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. As at June 30, 2010, US$28 million (US$28 million, net of unamortized debt discount of US$6 thousand), or Php1,289 million (Php1,289 million, net of unamortized debt discount of Php256 thousand), remained outstanding.

On October 10, 2007, Smart signed a US$50 million five-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch as the Original Lender with Standard Chartered Bank (Hong Kong) Ltd. as the Facility Agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments with final repayment on March 11, 2013. As at June 30, 2010, US$30 million (US$30 million, net of unamortized debt discount of US$134 thousand), or Php1,393 million (Php1,387 million, net of unamortized debt discount of Php6 million), remained outstanding.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with Finnish Export Credit, Plc. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank, Mizuho Corporate Bank Ltd. as the Lead Arrangers. The loan is payable over five years in ten equal semi-annual installments with final repayment on January 23, 2014. The facility was drawn on January 23, 2009 and May 5, 2009 in the amounts of US$5 million and US$45 million, respectively. As at June 30, 2010, US$40 million (US$40 million, net of unamortized debt discount of US$500 thousand), or Php1,857 million (Php1,832 million, net of unamortized debt discount of Php25 million), remained outstanding.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. Two separate drawings of US$50 million each was drawn from the facility on March 27, 2008 and April 10, 2008 and this term loan is payable over five years in ten equal semi-annual installments with final repayment on March 27, 2013. As at June 30, 2010, US$60 million, or Php2,785 million, remained outstanding.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with the Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. This loan is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on July 22, 2013. As at June 30, 2010, US$38 million, or Php1,775 million, remained outstanding.

On September 24, 2008, BOW signed an Islamic finance facility agreement granted by the Bank of London and the Middle East for a total of US$19 million, which will mature on various dates from June 30, 2013 to September 30, 2014. As at June 30, 2010, US$4 million, or Php163 million, remained outstanding.

Philippine Peso Debts:

Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amount of Php4,976 million (Php4,959 million, net of unamortized debt discount of Php17 million) remained outstanding as at June 30, 2010.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued a five-year term unsecured fixed rate corporate notes amounting to Php5,000 million. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion. The amount of Php4,950 million (Php4,912 million, net of unamortized debt discount of Php38 million) remained outstanding as at June 30, 2010.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amount of Php4,976 million remained outstanding as at June 30, 2010.

Php3,000 Million Corporate Notes

On June 29, 2009, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php3,000 million to finance capital expenditures. The facility is comprised of Php1,000 million Series A1 note payable in full in 1.5 years and Php1,000 million each for Series B1 and B2 notes payable in full in two years. The aggregate amount of Php2,000 million of Series A1 and B1 notes were drawn on July 8, 2009 while the amount of Php1,000 million of Series B2 notes was drawn on September 1, 2009. The aggregate amount of Php3,000 million (Php2,993 million, net of unamortized debt discount of Php7 million) remained outstanding as at June 30, 2010.

Php7,000 Million Fixed Rate Corporate Notes

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A 5.25-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the facility will be used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amount of Php7,000 million remained outstanding as at June 30, 2010.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010 to mature on July 13, 2015. Proceeds from the facility will be used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010 to mature on July 13, 2015. Proceeds from the facility will be used primarily to finance Smart’s capital expenditures for network improvement and expansion.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company amounting to Php2,500 million to finance the related Phase 9 GSM facility. The facility is payable over five years in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on December 9, 2011. The facility was drawn on December 11, 2006. The outstanding balance of this loan as at June 30, 2010 amounted to Php833 million (Php832 million, net of unamortized debt discount of Php1 million).

Php400 Million and Php20 Million Refinancing Loans

On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million to refinance their respective participations in the ten-year note under the Php1,270 million Fixed Rate Corporate Notes which were repaid on June 12, 2007. Both refinancing loans will mature on June 12, 2014. The amounts of Php400 million and Php20 million remained outstanding as at June 30, 2010.

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php2,500 million, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on November 13, 2013. The amount of Php2,187 million (Php2,181 million, net of unamortized debt discount of Php6 million) remained outstanding as at June 30, 2010.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million and the balance of Php1,900 million was subsequently drawn on May 20, 2009 and July 31, 2009 in two equal Php500 million tranches and on September 15, 2009 in the amount of Php900 million. The loan is payable over five years in ten equal semi-annual installments with final repayment on December 12, 2013. The total amount of Php1,789 million remained outstanding as at June 30, 2010.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million and the balance of Php2,500 million was subsequently drawn on April 14, 2009. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date with final repayment on December 23, 2013. The total amount of Php2,333 million remained outstanding as at June 30, 2010.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank amounting to Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million and the balance of Php1,500 million was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal Php500 million tranches. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on December 19, 2013. The total amount of Php1,647 million remained outstanding as at June 30, 2010.

Php1,000 Million Term Loan Facility

On February 20, 2009, Smart signed a Philippine Peso term loan facility with China Trust (Philippines) Commercial Bank Corporation to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on April 27, 2009. The facility is a five-year term loan payable in eight equal semi-annual installments starting on the eighteenth month from initial drawdown date. The first installment will commence on October 27, 2010 with final repayment on April 25, 2014. The entire amount of Php1,000 million (Php997 million, net of unamortized debt discount of Php3 million) remained outstanding as at June 30, 2010.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The amount of Php2,500 million was fully drawn on April 17, 2009 and remained outstanding as at June 30, 2010.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Philippine Peso term loan facility with Banco de Oro Unibank, Inc. amounting to Php1,500 million to finance capital expenditures. The amount of Php1,500 million (Php1,493 million, net of unamortized debt discount of Php7 million) was fully drawn on May 20, 2009 and remained outstanding as at June 30, 2010. The facility is a three-year loan payable in full upon maturity on May 20, 2012.

Php1,000 Million Term Loan Facility

On May 14, 2009, Smart signed a Philippine Peso term loan facility with Asia United Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 3, 2009. The facility is payable over five years in eight equal semi-annual installments commencing on the eighteenth month from initial drawdown date with final repayment on July 3, 2014. The amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at June 30, 2010.

Php1,000 Million Term Loan Facility

On May 15, 2009, Smart signed a Philippine Peso term loan facility with Philippine National Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 2, 2009. The facility is a seven-year loan, payable in full upon maturity on July 2, 2016. The entire amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at June 30, 2010.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a loan agreement with Rizal Commercial Banking Corporation amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The amount of Php2,500 million was fully drawn on September 28, 2009 and remained outstanding as at June 30, 2010.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009 and remained outstanding as at June 30, 2010.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan will mature on July 1, 2016. The amount of Php500 million was fully drawn on July 1, 2009 and remained outstanding as at June 30, 2010.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on August 1, 2014. The entire amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at June 30, 2010.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. As at June 30, 2010, the outstanding balance of the loan was Php2,000 million.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands amounting to Php1,000 million to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009 and remained outstanding as at June 30, 2010.

Secured Term Loans

Php150 Million Term Loan Facility

On June 7, 2007, BayanTrade obtained a medium term loan facility with Bank of the Philippine Islands amounting to Php150 million, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and
(c) 60% within the fifth year from first drawdown date. BayanTrade is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. BayanTrade and the bank has agreed to the following terms: (a) pledge of BayanTrade’s shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of BayanTrade. As at June 30, 2010, the outstanding principal balance of the loan was Php127 million.

Php8 Million Term Loan Facility

On March 31, 2009, Level Up! secured a three-year loan facility with Asia United Bank amounting to Php8 million maturing on March 30, 2012. Principal is payable in twelve equal successive quarterly installments of Php673 thousand starting June 30, 2009 and every quarter thereafter. This loan has a floating interest rate payable every
30 days starting April 30, 2009. The loan is secured by the equipment where the proceeds of the loan were used. The amount of Php5 million remained outstanding as at June 30, 2010.

Notes Payable

On April 23, 2009, PLDT signed the notes facility agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is comprised of a Php1,000 million Tranche A fixed rate note and a Php1,000 million Tranche B floating rate note, which were fully drawn on April 28, 2009 and were fully paid on April 28, 2010.

As at June 30, 2010, SPi had an outstanding balance of short-term notes of US$4 million, or Php186 million which will mature on various dates from October 22, 2010 to November 18, 2010.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 47% of PLDT’s total consolidated debts as at June 30, 2010 was denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (d) creating any lien or security interest; (e) permitting set-off against amounts owed to PLDT; (f) merging or consolidating with any other company; (g) entering into transactions with stockholders and affiliates; and (h) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a consolidated debt to consolidated equity ratio of not more than 1.5:1.0, a consolidated debt to consolidated EBITDA ratio of not more than 3:1 and a debt service coverage ratio of not less than 1.5:1.0. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

As at June 30, 2010, we were in compliance with all of our debt covenants.

Obligations Under Finance Lease

The consolidated future minimum payments for finance leases as at June 30, 2010 are as follows:

Year	(in million pesos)
2010(1)	4
2011	7
2012	5
2013 and onwards	3
Total minimum finance lease payments (Note 26)	19
Less amount representing interest	2

Present value of net minimum finance lease payments (Notes 3 and 28)	17
Less obligations under finance lease maturing within one year (Notes 9 and 28)	7

Long-term portion of obligations under finance lease (Notes 9 and 28)	10

(1)	July 1, 2010 through December 31, 2010.

Municipal Telephone Projects

PCEV has an existing finance lease agreement for the Palawan Telecommunications System of the Municipal Telephone Project Office, or MTPO, with the DOTC. Presently, the 18 public calling office stations that were put up pursuant to the MTPO Contract are no longer working. The last payment by PCEV to the DOTC was in July 2000 and no payments have been made since then. PCEV made several attempts to pre-terminate the MTPO Contract in letters to the DOTC where PCEV also manifested its willingness to discuss mutually beneficial compromise agreements for the pre-termination.

The DOTC denied PCEV’s petition and reiterated a provision in the MTPO Contract that the pre-termination will result in the imposition of sanctions in the form of liquidated damages not exceeding Php23 million.

PCEV maintains that it had pre-terminated the MTPO Contract as early as 2003, and that the issue of PCEV’s pre-termination of the MTPO Contract be referred for arbitrations in accordance with the provisions of the MTPO Contract.

On May 8, 2009, PCEV filed with the Philippine Dispute Resolution Center, Inc., or PDRCI, a Request for Arbitration against the DOTC for the PDRCI to commence the formation of the tribunal and such other procedures required under the PDRCI rules. In the Request for Arbitration, PCEV prayed for the following: (1) as interim relief: ordering the DOTC to cease and desist from enforcing collection and charging additional interests and penalties against PCEV pending the resolution of the arbitration proceedings; and (2) as final relief: (a) ordering the suspension of the MTPO Contract; (b) ordering the termination of the MTPO Contract as at March 20, 2003 and holding PCEV free from any liability for non-performance of the obligations thereunder from March 20, 2003; and (c) ordering the DOTC to pay PCEV attorney’s fees and the expenses and cost of arbitration.

Last April 13, 2010, the Arbitral Tribunal issued a Final Award for the arbitration case. In the Disposition portion of the Final Award, the Arbitral Tribunal declared valid and justified PCEV’s suspension of the MTPO contract as at March 20, 2003 on the basis of Section 9.3 (Force Majeure) of the MTPO contract, thereby holding PCEV free from liquidated damages for non-performance of the obligations thereunder. PCEV, however, was ordered to pay the DOTC the unpaid annual lease rentals after September 2000 to January 14, 2003 in the amount of Php5.2 million as well as interest and penalties of Php2 million for non-payment of such rentals. Further, PCEV was declared as entitled to the automatic transfer of the ownership of the facilities as provided in Section 7.8 of the MTPO contract. Accordingly, PCEV shall pay DOTC 50% of the Net Present Value of the unpaid lease up to 30 years in the amount of Php21.3 million for the facilities.

The total amount to be paid by PCEV to DOTC is Php28.5 million. From this amount, advances of PCEV for the account of DOTC amounted to Php1.0 million. These are arbitration expenses and site inspections costs which would leave a balance of Php27.5 million, or 95% of this balance, in the amount of Php26.1 million shall be released directly to DOTC and the remaining 5% in the amount of Php1.4 million shall be remitted to the Bureau of Treasury to be recorded under Fund Code 152, Special Account of the General Fund for the Office of the Solicitor General.

On April 30, 2010, PCEV filed a Petition for Confirmation of the Award with the Regional Trial Court of Mandaluyong City. In a Manifestation and Motion filed by the DOTC in the same court, the DOTC joined PCEV in the latter’s Petition for Confirmation of the Award. The Petition is now submitted for resolution. Once the confirmation from the court is received, PCEV will sign an agreement with the DOTC for the transfer of the facilities to PCEV and pay the amounts due as stated in the Final Award.

Other Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and ePLDT have finance lease obligations in the aggregate amount of Php19 million and Php24 million as at June 30, 2010 and December 31, 2009, respectively, in respect of office equipment. See Note 9 – Property, Plant and Equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

21.	Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	11,920	11,966
Provision for asset retirement obligations (Notes 3 and 9)	1,278	1,204
Contingent consideration for business acquisitions – net of current portion (Notes 13, 14 and 23)	263	1,193
Unearned revenues (Note 23)	92	66
Others	8	9

	13,561	14,438

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to the liabilities on asset retirement:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of period	1,204	1,100
Accretion expenses for the period	46	94
Additional liability recognized during the period	30	17
Settlement of obligations	(2)	(7)

Provision for asset retirement obligations at end of period (Note 3)	1,278	1,204

Contingent Consideration for Business Acquisitions

Contingent consideration for business acquisitions were recognized in relation to SPi’s acquisition cost of Springfield and Laguna Medical on April 12, 2007 and August 31, 2009, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 13 – Business Combinations and Acquisition of Non-Controlling Interests, Note 14 – Goodwill and Intangible Assets and Note 23 – Accrued Expenses and Other Current Liabilities.

SPi acquired 100% of Springfield plus contingent consideration with fair value at acquisition date of US$18 million, or Php894 million. As at June 30, 2010 and December 31, 2009, the adjusted fair value of contingent consideration, as revised after effecting adjustments on forecasted earn-out and accretion, amounted to US$22 million, or Php1,017 million, and US$20.5 million, or Php951 million, respectively.

SPi acquired 80% of Laguna Medical with a mandatory Put-Call option in respect of the remaining 20% of the outstanding common stock of Laguna Medical. The estimated fair value of the contingent consideration from the mandatory Put-Call option at the acquisition date amounted to US$5.4 million, or Php257 million. As at June 30, 2010, the adjusted fair value of contingent consideration after the accretion amounted to US$6 million, or Php263 million.

Movements in contingent consideration for business acquisitions are as follows:

	June 30, 2010		December 31, 2009
	(Unaudited)		(Audited)
In U.S. Dollar		In Php	In U.S. Dollar	In Php

(in millions)
Balance at beginning of period	26	1,207	15	720
Accretion for the period	2	79	3	142
Payments	–	(6)	–	(13)
Translation	–	–	–	(31)
Business combinations (Note 13)	–	–	8	389
Balance at end of period	28	1,280	26	1,207
Less current portion of contingent consideration for business acquisitions (Note 23)	22	1,017	–	14

Contingent consideration for business acquisitions – net of current portion	6	263	26	1,193

22.	Accounts Payable

This account consists of:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Notes 26 and 28)	12,746	14,975
Carriers (Notes 26 and 28)	1,936	1,937
Taxes (Notes 27 and 28)	1,697	1,894
Related parties (Notes 24, 26 and 28)	109	233
Others	216	562

	16,704	19,601

23.	Accrued Expenses and Other Current Liabilities

This account consists of:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 24, 26 and 28)	18,734	17,549
Unearned revenues (Note 21)	4,230	4,588
Accrued employee benefits (Notes 3, 25, 26 and 28)	3,818	8,074
Accrued taxes and related expenses (Notes 26 and 27)	2,330	1,941
Accrued interests and other related costs (Notes 20, 26 and 28)	1,072	1,167
Current portion of contingent consideration for business acquisitions (Notes 13, 14 and 21)	1,017	14
Installment payable for purchase of equity investment (Notes 13 and 28)	–	65
Others (Note 10)	2,458	2,048

	33,659	35,446

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

24.	Related Party Transactions

a.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of:
(i) the expiration of the Minimum Purchase Period; and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

Total fees under the Amended ATPA amounted to Php65 million and Php85 million for the six months ended June 30, 2010 and 2009, respectively. As at June 30, 2010 and December 31, 2009, outstanding obligations of PLDT under the Amended ATPA amounted to Php133 million and Php114 million, respectively. See Note 5 – Income and Expenses.

b.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs amounted to Php871 million for the six months ended June 30, 2010 (PCEV acquired a 20% equity interest in Meralco on July 14, 2009). As at June 30, 2010 and December 31, 2009, outstanding utilities payable amounted to Php111 million and Php188 million, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts amounted to Php75 million for the six months ended June 30, 2010 (PCEV acquired a 20% equity interest in Meralco on July 14, 2009). As at June 30, 2010, there are no outstanding obligations while as at December 31, 2009, outstanding obligations under these contracts amounted to Php135 million, respectively.

See also Note 10 – Investments in Associates and Joint Ventures for additional transactions involving Meralco.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at June 30, 2010 (unaudited) and December 31, 2009 (audited) and for the six months ended June 30, 2010 and 2009 (unaudited) are as follows:

1.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DoCoMo, the FP Parties, NTT Communications and NTT DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DoCoMo, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DoCoMo. Each of NTT Communications and NTT DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DoComo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DoCoMo.

•	Additional Rights of NTT DoCoMo. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DoCoMo and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DoCoMo has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DoCoMo is entitled to nominate one additional NTT DoCoMo nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DoCoMo, or which NTT DoCoMo has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

As at June 30, 2010, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of PLDT’s outstanding common stock.

•	Change in Control. Each of NTT Communications, NTT DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•	Termination. If NTT Communications, NTT DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2.	Integrated i-mode Services Package Agreement between NTT DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and NTT DoCoMo on February 15, 2006, under which NTT DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from NTT DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. There was no royalty fees for the six months ended June 30, 2010 and 2009. Smart has no outstanding obligation under this agreement as at June 30, 2010 and December 31, 2009.

3.	Advisory Service Agreement between NTT DoCoMo and PLDT

An Advisory Services Agreement was entered into by NTT DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php38 million and Php43 million for the six months ended June 30, 2010 and 2009, respectively. As at June 30, 2010 and December 31, 2009, outstanding obligations of PLDT under this agreement amounted to Php6 million each.

4.	Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines;

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses; and

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.

Total fees under these agreements amounted to Php55 million and Php58 million for the six months ended June 30, 2010 and 2009, respectively. As at June 30, 2010 and December 31, 2009, outstanding obligations of PLDT under these agreements amounted to Php33 million and Php39 million, respectively.

5.	Agreements between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which upon its expiration on February 23, 2008 was renewed until February 23, 2012 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php313 million and Php322 million for the six months ended June 30, 2010 and 2009, respectively. As at June 30, 2010 and December 31, 2009, outstanding obligations of Smart under this agreement amounted to Php48 million and Php188 million, respectively.

6.	Agreements Relating to Insurance Companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php186 million and Php240 million for the six months ended June 30, 2010 and 2009, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the period is as follows:

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Short-term employee benefits	279	272
Share-based payments and other long-term employee benefits (Note 25)	134	156
Post-employment benefits (Note 25)	7	17

Total compensation paid to key officers of the PLDT Group	420	445

In 2008, each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125 thousand for each meeting of the board attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php50 thousand for each committee meeting attended.

On January 27, 2009, the Board of Directors of PLDT approved the increase in director’s fee to Php200 thousand for board meeting attendance and to Php75 thousand for Board Committee meeting attendance. The director’s fee was last adjusted in July 1998.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

25.	Share-based Payments and Employee Benefits

LTIP

On August 28, 2006, the PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, 2007 to 2009 LTIP, upon endorsement of the Executive Compensation Committee, or ECC, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or the 2007 to 2009 Performance Cycle. The payment under the 2007 to 2009 LTIP was intended to be made at the end of the 2007 to 2009 Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the 2007 to 2009 Performance Cycle and a cumulative consolidated net income target for the 2007 to 2009 Performance Cycle.

The value of the reward and accrued as at December 31, 2009, was computed in accordance with the formula prescribed in 2007 to 2009 LTIP, subject to the minimum and maximum award level to be granted, following the terms and formula as described therein. The fair value of the 2007 to 2009 LTIP were estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and share price. Cost per share for the 2007 to 2009 LTIP as at June 30, 2009 amounted to Php997, which was based on the computed minimum award level. The fair value of the 2007 to 2009 LTIP recognized as expense for the six months ended June 30, 2009 amounted to Php882 million. As at December 31, 2009, outstanding 2007 to 2009 LTIP liability amounted to Php4,582 million, which was paid in April 2010. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 23 – Accrued Expenses and Other Current Liabilities and Note 26 – Contractual Obligations and Commercial Commitments.

The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the ECC and Board of Directors, and is based on profit targets within the Performance Cycle. Total outstanding liability and fair value of 2010 to 2012 LTIP cost for the six months ended June 30, 2010 amounted to Php694 million.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those employees of Smart and its subsidiary, I-Contacts, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation are as follows:

(in million pesos)
Present value of defined benefit obligations as at December 31, 2009 (Audited)	17,399
Fair value of plan assets as at December 31, 2009 (Audited)	19,980

Surplus status – net	(2,581)
Unrecognized net actuarial losses (Note 3)	(2,474)

(5,055)
Actuarial pension costs during the period	117
Contributions	(37)
(4,975)
Accrued benefit costs as at June 30, 2010 (Unaudited) (Note 3)	369

Prepaid benefit costs as at June 30, 2010 (Unaudited) (Notes 3 and 18)	5,344

Net periodic benefit costs were computed as follows:

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Interest costs	779	596
Current service costs	496	321
Amortizations of unrecognized net actuarial loss (gain)	11	(1)
Expected return on plan assets	(1,169)	(337)
Net periodic benefit costs (Notes 3 and 5)	117	579

Actual return on plan assets amounted to gain of Php4,036 million for the year ended December 31, 2009.

The weighted average assumptions used to determine pension benefits as at June 30, 2010 (unaudited) and December 31, 2009 (audited) are as follows:

Average remaining working years of covered employee	18
Expected rate of return on plan assets	12%
Discount rate	9%
Rate of increase in compensation	9%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

As at June 30, 2010 and December 31, 2009, the assets of the beneficial trust fund established for PLDT’s pension plan include investments in shares of stocks of PLDT with a fair value amounting to Php424 million and Php430 million, respectively, which represent about 2% each of such beneficial trust fund’s assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term expected return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of various equity securities and fixed income debt securities, while the remaining portion consists of multi-currency investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan follows:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	73%	78%
Investments in temporary placements	19%	7%
Investments in real estate	5%	5%
Investments in debt and fixed income securities	2%	9%
Investments in mutual funds	1%	1%
	100%	100%

Total contribution of PLDT to the pension plan for the year ended December 31, 2009 amounted to Php8,848 million, which was used to invest in various listed and unlisted equity securities. As a result of the contributions in 2009, PLDT expects substantial reduction in net periodic benefit costs moving forward. In addition, PLDT does not expect to make contributions to the beneficial trust fund in the next few years.

Defined Contribution Plan

Smart and I-Contacts contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and I-Contacts regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law”. As at June 30, 2010 and 2009, Smart and I-Contacts were in compliance with the requirements of R.A. 7641.

The plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of the beneficial trust fund’s assets for Smart and I-Contacts pension plan is as follows:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
Investments in debt and fixed income securities	59%	61%
Investments in listed and unlisted equity securities	37%	34%
Others	4%	5%
	100%	100%

Smart and I-Contacts currently expect to make approximately Php190 million of cash contributions to their pension plans in 2010.

Pension Benefit Costs

Total consolidated pension benefit costs for the period is as follows:

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Expense recognized for defined benefit plans	117	579
Expense recognized for defined contribution plans	13	84
Total expense recognized for consolidated pension benefit costs (Notes 3 and 5)	130	663

26.	Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual undiscounted obligations outstanding:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
June 30, 2010 (Unaudited)
Debt(1):	120,993	2,331	55,450	39,014	24,198
Principal	96,890	2,010	40,629	33,820	20,431
Interest	24,103	321	14,821	5,194	3,767
Lease obligations:	7,958	4,369	1,729	976	884
Operating lease	7,939	4,366	1,714	975	884
Finance lease	19	3	15	1	–
Unconditional purchase obligations(2)	830	203	279	279	69
Other obligations:	58,477	39,852	14,395	727	3,503
Derivative financial liabilities(3):	4,171	–	1,995	713	1,463
Long-term currency swaps	4,171	–	1,995	713	1,463
Various trade and other obligations:	54,306	39,852	12,400	14	2,040
Suppliers and contractors	24,666	12,746	11,920	–	–
Utilities and related expenses	15,818	15,760	26	5	27
Employee benefits	3,802	3,802	–	–	–
Customers’ deposits	2,213	–	191	9	2,013
Carriers	1,936	1,936	–	–	–
Dividends	1,852	1,852	–	–	–
Others	4,019	3,756	263	–	–

Total contractual obligations	188,258	46,755	71,853	40,996	28,654

December 31, 2009 (Audited)
Debt(1):	130,075	5,241	56,398	38,073	30,363
Principal	102,587	4,876	40,226	31,953	25,532
Interest	27,488	365	16,172	6,120	4,831
Lease obligations:	7,564	3,778	1,956	994	836
Operating lease	7,497	3,730	1,940	991	836
Finance lease	67	48	16	3	–
Unconditional purchase obligations(2)	834	137	279	279	139
Other obligations:	64,456	44,322	15,528	826	3,780
Derivative financial liabilities(3):	4,759	–	2,153	789	1,817
Long-term currency swaps	4,759	–	2,153	789	1,817
Various trade and other obligations:	59,697	44,322	13,375	37	1,963
Suppliers and contractors	26,941	14,975	11,966	–	–
Utilities and related expenses	14,737	14,687	18	5	27
Employee benefits	8,082	8,082	–	–	–
Customers’ deposits	2,166	–	198	32	1,936
Carriers	1,937	1,937	–	–	–
Dividends	1,749	1,749	–	–	–
Others	4,085	2,892	1,193	–	–

Total contractual obligations	202,929	53,478	74,161	40,172	35,118

(1)	Consist of notes payable and long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL. See Note 24 – Related Party Transactions.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities for a detailed discussion of our debt.

Operating Lease Obligations

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius

PLDT entered into a license agreement with Mobius pursuant to which Mobius granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, PLDT may purchase maintenance services for a fee of 15% of the current published license fee. As at June 30, 2010 and December 31, 2009, PLDT’s aggregate remaining obligations under these agreement amounted to approximately Php3 million and Php40 million, respectively.

Other Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment amounting to Php7,936 million and Php7,457 million as at June 30, 2010 and December 31, 2009, respectively.

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original ATPA and the Amended ATPA.

As at June 30, 2010 and December 31, 2009, PLDT’s aggregate remaining minimum obligation under the Amended ATPA is approximately Php830 million and Php834 million, respectively.

Other Obligations

Derivative Financial Liabilities

See Note 28 – Financial Assets and Liabilities for the detailed discussion of our derivative financial liabilities.

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. As at June 30, 2010 and December 31, 2009, total obligations under these various agreements amounted to approximately Php54,306 million and Php59,697 million, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

As at June 30, 2010 and December 31, 2009, our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php685 million and Php1,317 million, respectively. These commitments will expire within one year.

See Note 28 – Financial Assets and Liabilities for discussion of Liquidity Risk Management.

27.	Provisions and Contingencies

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s opinion, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT in February 2008, the NTC assessed the total amount of SRF due from PLDT to be Php2,870 million, which included penalties and interest. On April 3, 2008, PLDT complied with the Supreme Court resolution by paying to the NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but not including penalties and interest. PLDT believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments in the total amount of Php2,870 million which included penalties. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing its assessment letter of February 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. On September 8, 2008, the Solicitor General, as counsel of, and representing, the NTC, filed its Comment on the Petition. On September 22, 2008, PLDT filed its Reply (To the Comment of the NTC). The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s letters-assessments dated February 29, 2007, April 14, 2008 and June 18, 2008. The NTC may file a Motion for Reconsideration, which we have not yet received as of date.

PLDT’s Local Business and Franchise Tax Assessments

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes that the Public Telecommunications Policy Act, or R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause. To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160. However, on March 25, 2003, in a ruling relating to a tax assessment by the City of Davao, the Supreme Court decided that PLDT was not exempt from the local franchise tax.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid as at June 30, 2010 a total amount of Php914 million for local franchise tax covering prior periods up to June 30, 2010.

As at June 30, 2010, PLDT has no contested assessments of LGUs for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. The City of Tuguegarao has filed a Motion for Reconsideration which was denied by the court in its Order dated March 2, 2009. The City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT intends to file a motion to dismiss the said appeal on the ground of lack of jurisdiction. The appeal should have been filed before the Court of Tax Appeals, or CTA, and not with the Court of Appeals. Moreover, PLDT also contested the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of Php3 million for the years 1999 to 2006. The RTC in its decision dated February 25, 2009, ruled in favor of PLDT stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which was denied by the RTC in its Order dated October 7, 2009. The Province of Cagayan filed a Motion for Extension of Time to file Petition for Review before the CTA which PLDT opposed for having been filed out of time. The third division of the CTA, in a Resolution dated January 18, 2010, granted the Motion for Extension of the Province of Cagayan and gave due course to the Petition. The same Resolution ordered PLDT to file its Comment on the Petition which PLDT timely filed on February 25, 2010. In a resolution dated April 30, 2010, the court ordered both parties to submit their respective memoranda which PLDT timely complied by filing its memorandum on June 4, 2010.

Smart’s Local Franchise Tax Assessments

In Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004), the deficiency local franchise tax assessment issued against Smart by the City of Makati totaling approximately Php312 million, inclusive of surcharges and interests, covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of City of Makati. This was upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.

In a letter dated March 24, 2008, the City of Makati requested payment for alleged deficiency local franchise tax covering the years 1995 and 1997 to 2003. Smart replied and reiterated its exemption from local franchise tax based on its legislative franchise and the Smart vs. City of Makati case, which covered the years 1995 and 1998 to 2001. On March 9, 2009, Smart received another letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, Smart received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1995 to 2003. On December 16, 2009 and January 29, 2010, Smart filed its reply letters and refuted the alleged franchise tax liability based on the Smart vs. City of Makati case and BOI registration dated May 3, 2001.

Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo amounting to approximately Php0.7 million, inclusive of surcharge and penalties. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 (Civil Case No. 02-27144) declaring Smart as exempt from payment of local franchise tax. The City of Iloilo appealed the Decision and the Supreme Court, on February 27, 2009, (G.R. No. 167260) ruled that Smart is liable to pay the local franchise tax to Iloilo City. On April 2, 2009, Smart filed its Motion for Reconsideration. On July 1, 2009, the Supreme Court’s Special Second Division issued a Resolution denying Smart’s Motion for Reconsideration. In accordance with this Decision, Smart paid the City of Iloilo Php0.85 million.

In 2002, Smart filed a special civil action for declaratory relief for the ascertainment of its rights and obligations under the Tax Code of the City of Davao. The relevant section of Smart’s franchise provided that the grantee shall pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise by the grantee and the said percentage shall be in lieu of all taxes on the franchise or earnings thereof. On September 16, 2008, the Supreme Court’s Third Division ruled that Smart is liable for local franchise tax since the phrase “in lieu of all taxes” merely covers national taxes and was rendered inoperative when the VAT law took effect. On October 21, 2008, Smart filed its Motion for Reconsideration. Smart argued that the operative word in the “in lieu of all taxes” clause in Smart’s franchise is the word “all”. The word “all” before “taxes” in the clause “in lieu of all taxes” covers all kinds of taxes, national and local, except only those mentioned in the franchise. Smart also argued that the BIR already clarified in its Revenue Memorandum Circular No. 5-96 dated March 31, 1997 that the VAT merely replaced the franchise tax. On July 21, 2009, the Supreme Court’s Third Division promulgated its Resolution denying Smart’s Motion for Reconsideration and affirming that Smart is liable to pay local franchise tax to Davao City. On June 3, 2010, Smart received a local franchise tax assessment from the City of Davao. Smart filed on June 21, 2010 its letter of protest against the local franchise tax assessment.

With the finality of the Iloilo and Davao cases, several cities and provinces have began discussions with Smart on the settlement of alleged local franchise tax within their respective jurisdictions. To limit the years covered by Smart’s tax liability, Smart is invoking its local tax exemption by virtue of its BOI registration issued on May 3, 2001.

Smart’s Local Business Tax

The City of Makati issued a Notice of Assessment dated October 23, 2008 against Smart for alleged deficiency local business taxes, fees and charges covering the years 2006 to 2008. Smart protested the assessment and clarified that the local business tax assessment on its service revenues from its telecommunications services is misplaced. Smart explained that the service revenues are revenues directly generated by Smart from rendering telecommunication services pursuant to its legislative franchise. In the Smart vs. City of Makati case, the Court already ruled that its service revenues are exempt from the local franchise tax. On February 8, 2010, Smart received the City of Makati’s Revised Notice of Assessment. Smart contested the revised deficiency local taxes on February 15, 2010. In a letter dated February 19, 2010 letter, the City of Makati demanded the immediate settlement of the alleged tax liability. Smart requested the City of Makati to further evaluate its arguments and supporting documents on March 3, 2010.

PCEV’s Local Franchise Tax

In 2004, PCEV secured a favorable decision from a Trial Court involving the local franchise tax in the City of Makati. In the case entitled “Pilipino Telephone Corporation vs. City of Makati and Andrea Pacita S. Guinto” (Piltel vs. City of Makati) (Civil Case No. 01-1760), the Makati Regional Trial Court rendered its Decision dated December 10, 2002 declaring PCEV exempt from the payment of local franchise and business taxes. The Trial Court ruled that the legislative franchise of PCEV, R.A. 7293, granting the corporation exemption from local franchise and business taxes took effect after R.A. 7160 or the Local Government Code which removed all prior tax exemptions granted by law or other special law. The Trial Court’s decision was affirmed by the Court of Appeals in its Decision dated July 12, 2004 and then subsequently, the Supreme Court denied the appeal of the City of Makati in its Entry of Judgment dated October 13, 2004. The Supreme Court ruled that the City of Makati, failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction.

On March 9, 2009, PCEV received a letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, PCEV received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1999 to 2003. On December 16, 2009, PCEV filed its reply and refuted the alleged franchise tax liability based on the Piltel vs. City of Makati case.

Real Property Tax

In Smart Communications, Inc. vs. Central Board of Assessment Appeals, or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review with the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 26, 2008 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and simply improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Currently, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.

Matters Relating to a Third Party Aggregator

In late 2009, PLDT informally received a communication which provided a complaint, or the Draft, setting forth a securities class action lawsuit in the United States District Court for the Southern District of New York against PLDT and certain PLDT officers and indicated that such Draft may be filed against PLDT. The Draft alleges that some PLDT officers and employees caused PLDT’s subsidiary, Smart to enter into contracts with a third-party entity in order to divert long distance telephone traffic and profits to such third-party entity. The Draft further alleges that these officers and employees personally created and controlled the third-party entity and were personally enriched as a result. The Draft alleges that this alleged scheme was accomplished by causing Smart to offer a lower rate for long distance telephone traffic to that third-party entity so that long distance traffic which otherwise would have been handled by PLDT at a higher rate was redirected to equipment owned by the third-party entity. The Draft alleges that PLDT failed to disclose material facts regarding the alleged scheme and that, as a result, PLDT misstated its true financial condition in its annual reports from 2002 through 2008.

In light of the nature of the allegations and out of an abundance of caution, PLDT’s Board of Directors referred the Draft for review by the Audit Committee. The Audit Committee appointed an independent Investigation Committee to oversee an investigation into the allegations contained in the Draft. The Audit Committee retained independent counsel to lead in the investigation. To preserve the confidential nature of the inquiry, the investigation was limited to internal sources at PLDT, including current PLDT and Smart employees, internal records and discrete inquiries and public records searches.

The independent counsel, under the oversight of the Investigation Committee, has concluded on the basis of the evidence within the control of PLDT or otherwise reasonably available, that: (i) while the investigation cannot definitively exclude the possibility, the investigation has found no evidence to establish that PLDT’s officers and employees were personally involved in the creation of the third-party entity referred to in the Draft and has found no evidence of any improper personal financial benefit or gain by these officers and employees, directly or indirectly from such third party entity; and (ii) while Smart had substantial business relationships with various third-party aggregators of long-distance telephone traffic during the relevant period, including the third-party entity referred to in the Draft (with which Smart ceased doing business in 2008), there is no evidence that the relationship with such third-party entity in fact resulted in a material adverse impact on PLDT’s revenues during the relevant period and may have in fact benefited PLDT overall through an increase in overall call volume.

On May 7, 2010, the Audit Committee of PLDT approved the recommendation and conclusion of the independent counsel, as endorsed by the Investigation Committee.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.

28.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, convertible preferred stock, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies.

The following table sets forth our financial assets and financial liabilities:

						Total financial	Non-financial
	Loansand	Held-to-maturity		Available-for-sale	Liabilities carried	assets and	assets and
	receivables	investments	Held-for-trading	financial assets	at amortized cost	liabilities	liabilities	Total
	(in million pesos)
Assets as at June 30, 2010 (Unaudited)
Noncurrent:
Property, plant and equipment	–	–	–	–	–	–	157,767	157,767
Investments in associates and joint ventures	–	–	–	–	–	–	22,873	22,873
Available-for-sale financial assets	–	–	–	130	–	130	–	130
Investment in debt securities	–	473	–	–	–	473	–	473
Investment properties	–	–	–	–	–	–	1,098	1,098
Goodwill and intangible assets	–	–	–	–	–	–	12,904	12,904
Deferred income tax assets – net	–	–	–	–	–	–	6,522	6,522
Prepayments – net of current portion	–	–	–	–	–	–	8,247	8,247
Advances and refundable deposits – net of current portion	1,047	–	–	–	–	1,047	234	1,281
Current:
Cash and cash equivalents	28,878	–	–	–	–	28,878	–	28,878
Short-term investments	178	–	520	–	–	698	–	698
Trade and other receivables – net	15,415	–	–	–	–	15,415	–	15,415
Inventories and supplies	–	–	–	–	–	–	2,561	2,561
Derivative financial assets	–	–	5	–	–	5	–	5
Current portion of prepayments	–	–	–	–	–	–	5,263	5,263
Current portion of advances and refundable deposits	16	–	–	–	–	16	185	201

Total assets	45,534	473	525	130	–	46,662	217,654	264,316

Liabilities as at June 30, 2010 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	82,225	82,225	–	82,225
Deferred income tax liabilities – net	–	–	–	–	–	–	1,555	1,555
Derivative financial liabilities	–	–	1,361	–	–	1,361	–	1,361
Pension and other employee benefits	–	–	–	–	–	–	1,080	1,080
Customers’ deposits	–	–	–	–	2,213	2,213	–	2,213
Deferred credits and other noncurrent liabilities	–	–	–	–	12,183	12,183	1,378	13,561
Current:
Accounts payable	–	–	–	–	14,995	14,995	1,709	16,704
Accrued expenses and other current liabilities	–	–	–	–	26,923	26,923	6,736	33,659
Provision for assessments	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	11,148	11,148	–	11,148
Dividends payable	–	–	–	–	1,852	1,852	–	1,852
Income tax payable	–	–	–	–	–	–	3,002	3,002

Total liabilities	–	–	1,361	–	151,539	152,900	17,015	169,915

Net assets (liabilities)	45,534	473	(836)	130	(151,539)	(106,238)	200,639	94,401

Assets as at December 31, 2009 (Audited)
Noncurrent:
Property, plant and equipment	–	–	–	–	–	–	161,256	161,256
Investments in associates and joint ventures	–	–	–	–	–	–	22,233	22,233
Available-for-sale financial assets	–	–	–	134	–	134	–	134
Investment in debt securities	–	462	–	–	–	462	–	462
Investment properties	–	–	–	–	–	–	1,210	1,210
Goodwill and intangible assets	–	–	–	–	–	–	13,024	13,024
Deferred income tax assets – net	–	–	–	–	–	–	7,721	7,721
Prepayments – net of current portion	–	–	–	–	–	–	8,663	8,663
Advances and refundable deposits – net of current portion	842	–	–	–	–	842	260	1,102
Current:
Cash and cash equivalents	38,319	–	–	–	–	38,319	–	38,319
Short-term investments	3,338	–	486	–	–	3,824	–	3,824
Trade and other receivables – net	14,729	–	–	–	–	14,729	–	14,729
Inventories and supplies	–	–	–	–	–	–	2,165	2,165
Derivative financial assets	–	–	6	–	–	6	–	6
Current portion of prepayments	–	–	–	–	–	–	5,098	5,098
Current portion of advances and refundable deposits	7	–	–	–	–	7	195	202
Total assets	57,235	462	492	134	–	58,323	221,825	280,148

Liabilities as at December 31, 2009 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	86,079	86,079	–	86,079
Deferred income tax liabilities – net	–	–	–	–	–	–	1,321	1,321
Derivative financial liabilities	–	–	2,751	–	–	2,751	–	2,751
Pension and other employee benefits	–	–	–	–	–	–	374	374
Customers’ deposits	–	–	–	–	2,166	2,166	–	2,166
Deferred credits and other noncurrent liabilities	–	–	–	–	13,159	13,159	1,279	14,438
Current:
Accounts payable	–	–	–	–	17,698	17,698	1,903	19,601
Accrued expenses and other current liabilities	–	–	–	–	28,752	28,752	6,694	35,446
Provision for assessments	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	12,714	12,714	–	12,714
Dividends payable	–	–	–	–	1,749	1,749	–	1,749
Income tax payable	–	–	–	–	–	–	2,829	2,829

Total liabilities	–	–	2,751	–	162,317	165,068	15,955	181,023

Net assets (liabilities)	57,235	462	(2,259)	134	(162,317)	(106,745)	205,870	99,125

The following table sets forth the consolidated carrying values and estimated fair values of our financial assets and liabilities:

	Carrying Value		Fair Value
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
		(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets:
Listed equity securities	67	68	67	68
Unlisted equity securities	63	66	63	66
Investment in debt securities	473	462	485	474
Advances and refundable deposits – net of current portion	1,047	842	928	732

Total noncurrent financial assets	1,650	1,438	1,543	1,340

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	3,065	3,300	3,065	3,300
Temporary cash investments	25,813	35,019	25,813	35,019
Short-term investments	698	3,824	698	3,824
Trade and other receivables – net:
Foreign administrations	4,351	4,064	4,351	4,064
Retail subscribers	3,438	3,546	3,438	3,546
Corporate subscribers	2,140	2,429	2,140	2,429
Domestic carriers	1,882	1,184	1,882	1,184
Dealers, agents and others	3,604	3,506	3,604	3,506
Derivative financial assets:
Bifurcated embedded derivatives	5	6	5	6
Current portion of advances and refundable deposits	16	7	16	7

Total current financial assets	45,012	56,885	45,012	56,885

Total Financial Assets	46,662	58,323	46,555	58,225

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	82,215	86,066	86,722	88,383
Obligations under finance lease	10	13	9	12
Derivative financial liabilities:
Long-term currency swap	1,361	2,751	1,361	2,751
Customers’ deposits	2,213	2,166	1,395	1,375
Deferred credits and other noncurrent liabilities	12,183	13,159	10,753	11,629

Total noncurrent financial liabilities	97,982	104,155	100,240	104,150

Current Financial Liabilities
Accounts payable:
Suppliers and contractors	12,746	14,975	12,746	14,975
Carriers	1,936	1,937	1,936	1,937
Related parties	109	233	109	233
Others	204	553	204	553
Accrued expenses and other current liabilities:
Utilities and related expenses	18,573	17,388	18,573	17,388
Employee benefits	3,802	8,071	3,802	8,071
Interests and other related costs	1,072	1,167	1,072	1,167
Installment payable for purchase of equity investment	–	65	–	65
Others	3,476	2,061	3,476	2,061
Interest-bearing financial liabilities:
Notes payable	186	2,279	186	2,279
Current portion of long-term debt	10,955	10,384	10,955	10,384
Obligations under finance lease	7	51	7	51
Dividends payable	1,852	1,749	1,852	1,749

Total current financial liabilities	54,918	60,913	54,918	60,913

Total Financial Liabilities	152,900	165,068	155,158	165,063

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy:

	June 30, 2010			December 31, 2009
	(Unaudited)			(Audited)
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total

		(in million pesos)
Noncurrent Financial Asset
Available-for-sale financial assets – Listed equity securities	67	–	67	68	–	68
Current Financial Assets
Short-term investments	520	–	520	486	–	486
Derivative financial assets	–	5	5	–	6	6

Total	587	5	592	554	6	560

Noncurrent Financial Liability
Derivative financial liabilities	–	1,361	1,361	–	2,751	2,751
Total	–	1,361	1,361	–	2,751	2,751

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted prices that are either directly or indirectly observable for the assets or liabilities.

As at June 30, 2010 and December 31, 2009, we do not have financial instruments whose fair values are determined using inputs that are not based on observable market data (Level 3).

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities: Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and refundable deposits	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Fixed rate loans:U.S. dollar notesOther loans in all other currencies
Quoted market
price.Estimated fair
value is based on the
discounted value of
future cash flows
using the applicable
Commercial Interest
Reference Rate and
Philippine Dealing
System Treasury
Fixing rates for
similar types of
loans.

Variable rate loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Preferred stock subject to mandatory redemption: The fair values were determined using a discounted cash flow model.

Derivative Financial Instruments:

Foreign currency options: The fair values were computed using an option pricing model using market volatility rates of the U.S. dollar and Philippine peso exchange rate as at valuation date.

Forward foreign exchange contracts, bifurcated foreign currency forwards and foreign currency swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Bifurcated equity call options: The fair values were computed using an option pricing model using market volatility rates of the PLDT share price as at valuation date.

Available-for-sale financial assets: Fair values of available-for-sale financial assets, which consist of proprietary shares, were determined using quoted prices.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, current investment in debt securities, trade and other receivables, current portion of advances and refundable deposits, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. As at June 30, 2010, we have no outstanding financial instruments designated as hedges.

The table below sets out the information about our derivative financial instruments not designated as hedges.

		June 30, 2010			December 31, 2009
		(Unaudited)			(Audited)
				Mark-to-market			Mark-to-market
	Maturity	Notional		Gains (Losses)	Notional		Gains(Losses)

				(in millions)
PLDT
Currency swaps	2017	US$	222	(Php708)	US$	245	(Php1,803)
	2012		141	(653)		146	(948)
			363	(1,361)		391	(2,751)

ePLDT
Bifurcated embedded derivatives	2012		1	5		1	4

Smart
Bifurcated embedded derivatives	2010		–	–		–	2

Net liabilities				(Php1,356)			(Php2,745)

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Current assets	5	6
Noncurrent liabilities	(1,361)	(2,751)
Net liabilities	(1,356)	(2,745)

Analysis of gains (losses) on derivative financial instruments are as follows:

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
	(in million pesos)
Net mark-to-market losses at end of period	(1,356)	(2,760)
Net mark-to-market losses at beginning of period	(2,745)	(1,792)

Net change	1,389	(968)
Settlements, accretion and conversion	(201)	(338)
Hedge cost	(254)	(325)
Net gains (losses) on derivative financial instruments (Note 4)	934	(1,631)

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Currency Swaps

PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As at June 30, 2010 and December 31, 2009, these long-term currency swaps have an aggregate notional amount of US$363 million and US$391 million, respectively, with total mark-to-market losses of Php1,361 million and Php2,751 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal only currency swap agreements in order to lower the running hedging cost of the swaps. As at June 30, 2010 and December 31, 2009, the outstanding swap contracts have an agreed average swap exchange rates of Php50.61 and Php50.60, respectively. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 2.93% and 2.83% per annum as at June 30, 2010 and December 31, 2009, respectively.

On various dates in 2009, the long-term principal only currency swap agreements maturing in 2012 and 2017 were partially terminated, with a total aggregate settlement amount of Php112 million and Php485 million, respectively. As a result of these unwinding transactions, the outstanding notional amount as at December 31, 2009 was reduced to US$146 million and US$245 million for the swaps maturing in 2012 and 2017, respectively.

On various dates from January to June 2010, the long-term principal only currency swap agreements maturing in 2012 and 2017 were partially terminated, with a total aggregate settlement amount of Php32 million and Php168 million, respectively. As a result of these unwinding transactions, the outstanding notional amount as at June 30, 2010 was reduced to US$141 million and US$222 million for the swaps maturing in 2012 and 2017, respectively.

ePLDT

Level Up! embedded derivatives were bifurcated from various license contracts and other service agreements denominated in U.S. dollar. The aggregate notional amount of these bifurcated embedded currency forwards amounted to US$1 million each as at June 30, 2010 and December 31, 2009. The total mark-to-market gains of these bifurcated embedded currency forwards as at June 30, 2010 and December 31, 2009 amounted to Php5 million and Php4 million, respectively.

Smart

Smart’s embedded derivatives were bifurcated from service and purchase contracts. As at June 30, 2010 and December 31, 2009, outstanding contracts amounted to US$140 thousand and US$209 thousand, respectively, including service contracts denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction. The total mark-to-market value of these bifurcated embedded currency forwards as at June 30, 2010 and December 31, 2009 amounted to Php165 thousand and Php2 million, respectively.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-dated and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

We have letters of credit amounting to Php685 million as at June 30, 2010 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php28,878 million and Php698 million, respectively, as at June 30, 2010. Details on our letters of credit and summary of the maturity profile of our financial liabilities as at June 30, 2010 and December 31, 2009 based on contractual undiscounted payments is set out in Note 26 – Contractual Obligations and Commercial Commitments.

Foreign Currency Exchange Risk

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents.

	June 30, 2010		December 31, 2009
	(Unaudited)		(Audited)
U.S. Dollar		Php(1)	U.S. Dollar	Php(2)

(in millions)
Noncurrent Financial Assets
Note receivable	2	85	2	81
Advances and refundable deposits	–	5	–	7

Total noncurrent financial assets	2	90	2	88

Current Financial Assets
Cash and cash equivalents	161	7,457	140	6,496
Short-term investments	15	681	47	2,164
Trade and other receivables – net	217	10,071	206	9,573
Derivative financial assets	–	5	–	6

Total current financial assets	393	18,214	393	18,239

Total Financial Assets	395	18,304	395	18,327

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	827	38,362	837	38,871
Derivative financial liabilities	29	1,361	59	2,751

Total noncurrent financial liabilities	856	39,723	896	41,622

Current Financial Liabilities
Accounts payable	131	6,073	155	7,180
Accrued expenses and other current liabilities	126	5,843	95	4,409
Current portion of interest-bearing financial liabilities	125	5,819	155	7,220

Total current financial liabilities	382	17,735	405	18,809

Total Financial Liabilities	1,238	57,458	1,301	60,431

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php46.42 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at June 30, 2010.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php46.43 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2009.

As at August 2, 2010, the peso-dollar exchange rate was Php45.36 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at June 30, 2010 would have decreased in peso terms by Php894 million.

As at June 30, 2010 and December 31, 2009, approximately 47% and 46%, respectively, of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. dollars. Consolidated foreign currency-denominated debt decreased to Php43,704 million as at June 30, 2010 from Php45,633 million as at December 31, 2009. PLDT’s outstanding long-term principal only currency swap contracts amounted to US$363 million and US$391 million as at June 30, 2010 and December 31, 2009, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 29% (or 20%, net of our consolidated U.S. dollar cash balances) and 28% (or 19%, net of our consolidated U.S. dollar cash balances) as at June 30, 2010 and December 31, 2009, respectively.

For the six months ended June 30, 2010 and 2009, approximately 32% and 34%, respectively, of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had appreciated by 0.002% against the U.S. dollar to Php46.42 to US$1.00 as at June 30, 2010 from Php46.43 to US$1.00 as at December 31, 2009. As at June 30, 2009, the Philippine peso had depreciated by 1.07% to Php48.16 to US$1.00 from Php47.65 to US$1.00 as at December 31, 2008. As a result of our consolidated foreign exchange movements as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php59 million and Php292 million for the six months ended June 30, 2010 and 2009, respectively. See Note 4 – Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of September 30, 2010. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 1.77% as compared to the exchange rate of Php46.42 to US$1.00 as at June 30, 2010. If the peso-dollar exchange rate had weakened/strengthened by 1.77% as at June 30, 2010, with all other variables held constant, profit after tax for the six months ended June 30, 2010 would have been approximately Php323 million higher/lower and our consolidated stockholders’ equity as at June 30, 2010 would have been approximately Php317 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk. Financial instruments that are not subject to interest rate risk were not included in the table.

As at June 30, 2010 (Unaudited)

														Discount/Debt
	In U.S. Dollar													Issuance CostIn Php	Carrying ValueIn Php	Fair Value
	Below 1 year	1-2 years			2-3 years			3-5 years			Over 5 years	Total	In Php			In U.S.Dollar	In Php
														(in millions)
Assets:
Cash in Bank
U.S. Dollar	8		–			–			–		–	8	385	–	385	8	385
Interest rate	0.0025% to 0.784%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	34		–			–			–		–	34	1,586	–	1,586	34	1,586
Interest rate	0.0625% to 3%		–			–			–		–	–	–	–	–	–	–
Other Currencies	4		–			–			–		–	4	157	–	157	4	157
Interest rate	0.01 to 2.4%		–			–			–		–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	133		–			–			–		–	133	6,170	–	6,170	133	6,170
Interest rate	0.12% to 1.7243%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	423		–			–			–		–	423	19,643	–	19,643	423	19,643
Interest rate	1.25% to 4.81%		–			–			–		–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	15		–			–			–		–	15	681	–	681	15	681
Interest rate	4.25% to 7.006%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	–		–			–			–		–	–	17	–	17	–	17
Interest rate	4.01%		–			–			–		–	–	–	–	–	–	–
Investment in Debt Securities
Philippine Peso	–		–			–			10		–	10	473	–	473	10	485
Interest rate	–		–			–			6.9203%		–	–	–	–	–	–	–

	617		–			–			10		–	627	29,112	–	29,112	627	29,124

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–		146			–			–		234	380	17,644	250	17,394	445	20,633
Interest rate	–		11.375%			–			–		8.35%	–	–	–	–	–	–
U.S. Dollar Fixed Loans	7		43			15			303		–	368	17,062	3,094	13,968	285	13,219
Interest rate	4.515%	2.99% to 4.7%			2.99% to 3.79%			2.25% to3.79%			–	–	–	–	–	–	–
Philippine Peso	21		159			12			330		206	728	33,822	71	33,751	770	35,768
Interest rate	6.0323%	5.625% to 8.4346%			6.5% to 8.4346%			6.125% to 9.1038%			6.5% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	11		157			68			28		–	264	12,254	98	12,156	262	12,156
Interest rate	US$ LIBOR + 0.65% to 2.5%	US$	Swap rate + 2.79 LIBOR + 0.42 to 1.85	% % %	US$	Swap rate + 2.79 LIBOR + 0.42 to 1.85	% % %	US$	Swap rate + 2.79 LIBOR + 0.5% to 1.85	% %	–	–	–	–	–	–	–
Philippine Peso	–		195			80			68		–	343	15,922	21	15,901	342	15,901
Interest rate	–	PDST-F + 0.75% to 1.5%; AUB’s prime rate			PDST-F + 1% to 1.5%			PDST-F + 1% to 1.5%			–	–	–	–	–	–	–
Short-term Debt
Notes Payable
U.S. Dollar	4		–			–			–		–	4	186	–	186	4	186
Interest rate	2.5%		–			–			–		–	–	–	–	–	–	–
	43		700			175			729		440	2,087	96,890	3,534	93,356	2,108	97,863

As at December 31, 2009 (Audited)

														Discount/Debt
	In U.S. Dollar													Issuance CostIn Php	Carrying ValueIn Php	Fair Value
	Below 1 year	1-2 years			2-3 years			3-5 years			Over 5 years	Total	In Php			In U.S.Dollar	In Php
														(in millions)
Assets:
Cash in Bank
U.S. Dollar	11		–			–			–		–	11	540	–	540	11	540
Interest rate	0.0025% to 0.88%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	36		–			–			–		–	36	1,673	–	1,673	36	1,673
Interest rate	0.625% to 2.90%		–			–			–		–	–	–	–	–	–	–
Other Currencies	1		–			–			–		–	1	31	–	31	1	31
Interest rate	0.0014 to 2.40%		–			–			–		–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	384		–			–			–		–	384	17,870	–	17,870	384	17,870
Interest rate	0.50% to 1.75%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	369		–			–			–		–	369	17,149	–	17,149	369	17,149
Interest rate	1.25% to 5.50%		–			–			–		–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	46		–			–			–		–	46	2,132	–	2,132	46	2,132
Interest rate	4.25% to 7.006%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	36		–			–			–		–	36	1,692	–	1,692	36	1,692
Interest rate	4.40%		–			–			–		–	–	–	–	–	–	–
Investment in Debt Securities
Philippine Peso	–		–			–			10		–	10	462	–	462	10	474
Interest rate	–		–			–			6.92%		–	–	–	–	–	–	–

	883		–			–			10		–	893	41,549	–	41,549	893	41,561

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–		–			146			–		245	391	18,161	285	17,876	449	20,837
Interest rate	–		–			11.375%			–		8.350%	–	–	–	–	–	–
U.S. Dollar Fixed Loans	14		27			5			285		–	331	15,397	3,338	12,059	229	10,654
Interest rate	4.515%	3.79% to 4.70%				3.79%		2.25% to3.79%			–	–	–	–	–	–	–
Philippine Peso	–		63			126			236		305	730	33,858	84	33,774	744	34,535
Interest rate	–	6.0323% to 8.4346%			5.625% to 8.4346%			6.125% to 9.1038%			6.50% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	41		160			74			60		–	335	15,543	124	15,419	332	15,419
Interest rate	US$ LIBOR + 0.05% to 2.5%	US$	LIBOR + 0.42 to 1.85%; swap rate + 2.79	% %	US$	LIBOR + 0.42 to 1.85%; swap rate + 2.79	% %	US$	LIBOR + 0.42 to 1.85%; swap rate + 2.79	% %	–	–	–	–	–	–	–
Philippine Peso	–		185			81			107		–	373	17,349	27	17,322	373	17,322
Interest rate	–	PDST-F + 0.75% to 1.5%; AUB’s prime rate			PDST-F + 1.0% to 1.50%; AUB’s prime rate			PDST-F + 1.0% to 1.50%			–	–	–	–	–	–	–
Short-term Debt
Notes Payable
U.S. Dollar	6		–			–			–		–	6	279	–	279	6	279
Interest rate	3.25%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	43		–			–			–		–	43	2,000	–	2,000	43	2,000
Interest rate	PDST-F + 1.5%; 6.0896%		–			–			–		–	–	–	–	–	–	–

	104		435			432			688		550	2,209	102,587	3,858	98,729	2,176	101,046

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of September 30, 2010. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points and 15 basis points higher/lower, respectively, as compared to levels as at June 30, 2010. If U.S. dollar interest rates had been 10 basis points higher/lower as compared to market levels as at June 30, 2010, with all other variables held constant, profit after tax for the six months ended June 30, 2010 and our consolidated stockholders’ equity as at June 30, 2010 would have been approximately Php50 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 15 basis points higher/lower as compared to market levels as at June 30, 2010, with all other variables held constant, profit after tax for the six months ended June 30, 2010 and our consolidated stockholders’ equity as at June 30, 2010 would have been approximately Php62 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments.

	Gross Maximum		Net Maximum
	Exposure(1)		Exposure(2)
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
		(in million pesos)
Loans and receivables:
Advances and refundable deposits	1,063	849	1,063	848
Cash and cash equivalents	28,878	38,319	28,712	38,101
Short-term investments	178	3,338	178	3,338
Foreign administrations	4,351	4,064	4,313	4,011
Retail subscribers	3,438	3,546	3,365	3,505
Corporate subscribers	2,140	2,429	2,069	2,328
Domestic carriers	1,882	1,184	1,882	1,184
Dealers, agents and others	3,604	3,506	3,572	3,506
Held-to-maturity investments:
Investment in debt securities	473	462	473	462
Available-for-sale financial assets	130	134	130	134
Held-for-trading:
Short-term investments	520	486	520	486
Bifurcated embedded derivatives	5	6	5	6
Total	46,662	58,323	46,282	57,909

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2)	Gross financial assets after taking into account any collateral or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties.

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
June 30, 2010 (Unaudited)
Loans and receivables:
Advances and refundable deposits	1,063	1,014	49	–	–
Cash and cash equivalents	28,878	27,615	1,263	–	–
Short-term investments	178	178	–	–	–
Corporate subscribers	9,192	550	544	1,046	7,052
Retail subscribers	8,320	571	955	1,912	4,882
Foreign administrations	4,758	1,258	1,309	1,784	407
Domestic carriers	1,961	87	24	1,771	79
Dealers, agents and others	4,190	1,765	1,644	195	586
Held-to-maturity investments:
Investment in debt securities	473	473	–	–	–
Available-for-sale financial assets	130	96	34	–	–
Held-for-trading(3):
Short-term investments	520	520	–	–	–
Bifurcated embedded derivatives	5	5	–	–	–
Total	59,668	34,132	5,822	6,708	13,006

December 31, 2009 (Audited)
Loans and receivables:
Advances and refundable deposits	849	790	59	–	–
Cash and cash equivalents	38,319	37,767	552	–	–
Short-term investments	3,338	2,971	367	–	–
Corporate subscribers	9,106	1,078	283	1,068	6,677
Retail subscribers	8,026	1,236	518	1,792	4,480
Foreign administrations	4,353	1,261	451	2,352	289
Domestic carriers	1,267	157	8	1,019	83
Dealers, agents and others	3,927	2,068	1,022	416	421
Held-to-maturity investments:
Investment in debt securities	462	462	–	–	–
Available-for-sale financial assets	134	103	31	–	–
Held-for-trading(3):
Short-term investments	486	486	–	–	–
Bifurcated embedded derivatives	6	6	–	–	–

Total	70,273	48,385	3,291	6,647	11,950

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets is as follows:

			Past due but not impaired
		Neither past due
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
June 30, 2010 (Unaudited)
Loans and receivables:
Advances and refundable deposits	1,063	1,063	–	–	–	–
Cash and cash equivalents	28,878	28,878	–	–	–	–
Short-term investments	178	178	–	–	–	–
Corporate subscribers	9,192	1,094	639	160	247	7,052
Retail subscribers	8,320	1,526	1,295	239	378	4,882
Foreign administrations	4,758	2,567	1,150	267	367	407
Domestic carriers	1,961	111	173	148	1,450	79
Dealers, agents and others	4,190	3,409	34	21	140	586
Held-to-maturity investments:
Investment in debt securities	473	473	–	–	–	–
Available-for-sale financial assets	130	130	–	–	–	–
Held-for-trading:
Short-term investments	520	520	–	–	–	–
Bifurcated embedded derivatives	5	5	–	–	–	–
Total	59,668	39,954	3,291	835	2,582	13,006

December 31, 2009 (Audited)
Loans and receivables:
Advances and refundable deposits	849	849	–	–	–	–
Cash and cash equivalents	38,319	38,319	–	–	–	–
Short-term investments	3,338	3,338	–	–	–	–
Corporate subscribers	9,106	1,361	433	198	437	6,677
Retail subscribers	8,026	1,754	1,362	184	246	4,480
Foreign administrations	4,353	1,712	1,320	405	627	289
Domestic carriers	1,267	165	283	293	443	83
Dealers, agents and others	3,927	3,090	332	21	63	421
Held-to-maturity investments:
Investment in debt securities	462	462	–	–	–	–
Available-for-sale financial assets	134	134	–	–	–	–
Held-for-trading:
Short-term investments	486	486	–	–	–	–
Bifurcated embedded derivatives	6	6	–	–	–	–

Total	70,273	51,676	3,730	1,101	1,816	11,950

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since then, our strong cash flows have enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per common share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. As at June 30, 2010 and December 31, 2009, we had acquired a total of approximately 2.7 million shares of PLDT’s common stock at a weighted average price of Php2,387 per share for a total consideration of Php6,405 million. See Note 8 – Earnings Per Common Share and Note 19 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio:

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt, including current portion (Note 20)	93,170	96,450
Notes payable (Note 20)	186	2,279

Total consolidated debt	93,356	98,729
Cash and cash equivalents (Note 15)	(28,878)	(38,319)
Short-term investments	(698)	(3,824)

Net consolidated debt	63,780	56,586

Equity attributable to equity holders of PLDT	93,958	98,575

Net consolidated debt to equity ratio	68%	57%